Exhibit 2.1

Execution version

AGREEMENT AND PLAN OF MERGER

by and among:

Solstice Advanced Materials Inc.,
a Delaware corporation;

Solar Merger Sub One Inc.,
a Delaware corporation;

Solar Merger Sub Two LLC,
a Delaware limited liability company;

and

Element Solutions Inc,

a Delaware corporation

Dated as of July 6, 2026

Page

Section 1.	Description of Transaction	1
1.1	The Mergers	1
1.2	Effects of the Mergers	2
1.3	Closing	2
1.4	Effective Time	2
1.5	Constituent Documents	2
1.6	Conversion of Shares	4
1.7	Closing of Transfer Books	5
1.8	Exchange Fund	5
1.9	Exchange of Company Stock Certificates	6
1.10	Dissenting Company Stockholders	8

Section 2.	Representations and Warranties of the Company	8
2.1	Subsidiaries; Due Organization; Etc.	8
2.2	Certificate of Incorporation and Bylaws	9
2.3	Capitalization, Etc.	9
2.4	SEC Filings; Financial Statements	11
2.5	Absence of Changes	12
2.6	Real Property; Equipment; Leasehold	12
2.7	Intellectual Property; Data Privacy	12
2.8	Material Contracts	14
2.9	Liabilities	16
2.10	Compliance with Legal Requirements	16
2.11	Tax Matters	17
2.12	Employee and Labor Matters; Benefit Plans	18
2.13	Environmental Matters	21
2.14	Insurance	21
2.15	Legal Proceedings; Orders	21
2.16	Authority; Binding Nature of Agreement	22
2.17	Takeover Statutes; No Rights Plan	22
2.18	Vote Required	22
2.19	Non-Contravention; Consents	23
2.20	Fairness Opinion	23
2.21	Broker’s Fees	24
2.22	Related Person Transactions	24
2.23	Disclosure	24
2.24	No Other Representations and Warranties	24

Section 3.	Representations and Warranties of Parent and Merger Subs	25
3.1	Due Organization	25
3.2	Certificate of Incorporation and Bylaws	25
3.3	Capitalization, Etc.	26
3.4	SEC Filings; Financial Statements	27
3.5	Absence of Changes	28
3.6	Parent Real Property; Equipment; Leasehold.	28
3.7	Intellectual Property; Data Privacy	29

(continued)

Page

3.8	Material Contracts	30
3.9	Liabilities	32
3.10	Compliance with Legal Requirements	32
3.11	Tax Matters	33
3.12	Insurance	35
3.13	Legal Proceedings; Orders	35
3.14	Authority; Binding Nature of Agreement	35
3.15	Vote Required	36
3.16	Non-Contravention; Consents	36
3.17	Stock Ownership	37
3.18	Capitalization and Operations of the Merger Subs	37
3.19	Financing	37
3.20	Solvency	38
3.21	Fairness Opinions	39
3.22	Advisors’ Fees	39
3.23	Related Person Transactions	39
3.24	Disclosure	39
3.25	Employee and Labor Matters; Benefit Plans	40
3.26	Environmental Matters	43
3.27	No Other Representations and Warranties	43

Section 4.	Certain Covenants of the Company and Parent	44
4.1	Access and Investigation	44
4.2	Operation of the Company’s Business	44
4.3	Operation of Parent’s Business	49
4.4	No Solicitation	52

Section 5.	Additional Covenants of the Parties	55
5.1	Registration Statement; Joint Proxy Statement/Prospectus	55
5.2	Company Stockholders’ Meeting	56
5.3	Parent Stockholders’ Meeting	59
5.4	Treatment of Company Equity Awards	62
5.5	Treatment of Company ESPP	64
5.6	Employee Benefits	65
5.7	Indemnification of Officers and Directors	66
5.8	Regulatory Approvals and Related Matters	67
5.9	Disclosure	70
5.10	Resignation of Officers and Directors	70
5.11	Delisting	70
5.12	Nasdaq Listing	71
5.13	Section 16 Matters	71
5.14	Stockholder Litigation	71
5.15	Takeover Statutes and Rights	71
5.16	Tax Matters	71
5.17	Debt Financing	73
5.18	Miscellaneous	79

(continued)

Page

Section 6.	Conditions Precedent to Obligations of Parent and Merger Subs	80
6.1	Accuracy of Representations	80
6.2	Performance of Covenants	80
6.3	Effectiveness of Registration Statement	80
6.4	Stockholder Approvals	80
6.5	Closing Certificate	80
6.6	No Material Adverse Effect on the Company	81
6.7	Regulatory Matters	81
6.8	No Restraints	81
6.9	Listing	81
6.10	Parent Tax Opinion	81

Section 7.	Conditions Precedent to Obligation of the Company	81
7.1	Accuracy of Representations	81
7.2	Performance of Covenants	82
7.3	Effectiveness of Registration Statement	82
7.4	Stockholder Approvals	82
7.5	Closing Certificate	82
7.6	No Material Adverse Effect on Parent	82
7.7	Regulatory Matters	82
7.8	No Restraints	83
7.9	Listing	83
7.10	Company Tax Opinion	83

Section 8.	Termination	83
8.1	Termination	83
8.2	Effect of Termination	85
8.3	Expenses; Termination Fees	86

Section 9.	Miscellaneous Provisions	88
9.1	Amendment	88
9.2	Waiver	88
9.3	No Survival of Representations and Warranties	88
9.4	Entire Agreement; Counterparts; Exchanges by Electronic Delivery	89
9.5	Applicable Law; Jurisdiction; Waiver of Jury Trial	89
9.6	Disclosure Schedules	89
9.7	Assignability; No Third-Party Beneficiaries	90
9.8	Notices	90
9.9	Severability	92
9.10	Remedies	92
9.11	Construction	92
9.12	Financing Sources	93

Exhibits

Exhibit A	-	Certain Definitions
Exhibit B	-	Form of Certificate of Incorporation of the First Merger Surviving Corporation
Exhibit C	-	Form of Limited Liability Company Agreement of the Surviving Company
Exhibit D	-	Persons Entering into the Voting and Support Agreement
Exhibit E	-	Parent Tax Opinion
Exhibit F	-	Company Tax Opinion
Exhibit G	-	RemainCo Consent

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of July 6, 2026, by and among: (a) Solstice Advanced Materials Inc., a Delaware corporation (“Parent”); (b) Solar Merger Sub One Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub One”); (c) Solar Merger Sub Two LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent (“Merger Sub Two”); and (d) Element Solutions Inc., a Delaware corporation (the “Company”).

Recitals

A.           Parent, Merger Sub One, Merger Sub Two and the Company intend that, in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “LLCA”): (i) Merger Sub One will merge with and into the Company, with the Company surviving (the “First Merger”); and (ii), immediately following the First Merger, the surviving corporation in the First Merger will merge with and into Merger Sub Two (an entity that is disregarded as an entity separate from Parent for U.S. federal income tax purposes), with Merger Sub Two surviving (the “Second Merger” and, together with the First Merger, the “Mergers”).

B.           The respective boards of directors (or equivalent bodies) of Parent, Merger Sub One, Merger Sub Two and the Company have approved this Agreement and the Mergers.

C.           In order to induce Parent to enter into this Agreement and to cause the Mergers to be consummated, concurrently with the execution and delivery of this Agreement, each stockholder of the Company listed in Exhibit D is executing a voting and support agreement in favor of Parent (the “Voting and Support Agreement”).

D.           For United States federal income tax purposes, it is intended that (i) the Mergers, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 (the “Integrated Transaction”), (ii) the Integrated Transaction qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) this Agreement constitute and be adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.           Description of Transaction

1.1           The Mergers.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, (i) at the First Merger Effective Time, Merger Sub One will merge with and into the Company, with the Company being the surviving company (the “First Merger Surviving Corporation”) and (ii), immediately following the First Merger Effective Time, the First Merger Surviving Corporation will merge with and into Merger Sub Two, with Merger Sub Two being the surviving company (the “Surviving Company”).

(b)           Upon consummation of the First Merger, the separate corporate existence of Merger Sub One will cease, and the Company will survive as the First Merger Surviving Corporation. Upon the consummation of the Second Merger, the separate corporate existence of the First Merger Surviving Corporation will cease, and Merger Sub Two will survive as the Surviving Company and a wholly-owned Subsidiary of Parent.

1.2           Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and LLCA. At the Second Merger Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company, Merger Sub One and Merger Sub Two, all as provided under the DGCL and LLCA.

1.3           Closing. The consummation of the Contemplated Transactions (the “Closing”) will take place by means of a virtual closing through electronic exchange of signatures. The Closing shall take place at 8:00 a.m. (Eastern Time) on the second Business Day after the Closing Conditions Satisfaction Date (but subject to the satisfaction or waiver of the conditions set forth in Section 6.5 and Section 7.5 and the continued satisfaction or waiver of each of the other conditions set forth in Section 6 and Section 7), or at such other time or date as Parent and the Company may jointly designate. The date on which the Closing actually takes place is referred to as the “Closing Date.” The parties agree that if the Closing Condition Satisfaction Date has occurred after December 6, 2026 and prior to 12:01 a.m. (Eastern Time) on January 1, 2027, Parent, in its sole discretion, may elect either (a) for the parties to effectuate the Closing pursuant to Section 1.3 and the other applicable terms and conditions of this Agreement or (b) to delay Closing until 8:00 a.m. (Eastern Time) on January 4, 2027, by providing written notice to the Company within one Business Day following the occurrence of such Closing Condition Satisfaction Date.

1.4           Effective Time. The parties will cause the Mergers to be consummated by filing the certificates of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and LLCA, concurrently with or as soon as practicable following the Closing on the Closing Date. Each of the Mergers will become effective at the time that the applicable certificate of merger is filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Legal Requirements, at such later time as is mutually agreed to by the parties prior to the filing of the certificates of merger (the time at which the First Merger becomes effective is referred to as the “First Merger Effective Time” and the time at which the Second Merger becomes effective is referred to as the “Second Merger Effective Time”). The First Merger Effective Time and the Second Merger Effective Time must occur on the Closing Date, with the Second Merger Effective Time occurring immediately after the First Merger Effective Time, and the parties shall take such actions to cause the foregoing to occur.

1.5           Constituent Documents; Designated Directors.

(a)           At the First Merger Effective Time, (i) the certificate of incorporation of the Company as in effect immediately prior to the First Merger Effective Time shall be amended and restated in its entirety pursuant to the First Merger to read as set forth in Exhibit B attached hereto, and as so amended and restated shall be the certificate of incorporation of the First Merger Surviving Corporation and (ii) the bylaws of the Company shall be amended and restated in their entirety to read as the bylaws of Merger Sub One immediately prior to the First Merger Effective Time.

(b)           At the Second Merger Effective Time, (i) the certificate of formation of Merger Sub Two in effect immediately prior to the Second Merger Effective Time shall be amended and restated in its entirety to replace references to the name of Merger Sub Two with references to the name of the Surviving Company and (ii) the limited liability company agreement of Merger Sub Two in effect immediately prior to the Second Merger Effective Time shall be amended and restated in its entirety pursuant to the Second Merger to read as set forth in Exhibit C attached hereto, and as so amended and restated shall be the limited liability company agreement of the Surviving Company.

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(c)           As of the First Merger Effective Time, the directors of Merger Sub One immediately prior to the First Merger Effective Time will be the initial directors of the First Merger Surviving Corporation, and the officers of Merger Sub One immediately prior to the First Merger Effective Time will be the initial officers of the First Merger Surviving Corporation. As of the Second Merger Effective Time, the directors and officers of the First Merger Surviving Corporation will be the initial managers and officers of the Surviving Company, respectively, each to hold office until his or her respective successor is duly elected or appointed and qualified, or his or her earlier death, resignation or removal, in accordance with the Surviving Company’s limited liability company agreement and the LLCA.

(d)           Prior to the Closing Date, Parent shall take all actions necessary to cause, in each case as of the First Merger Effective Time, (i) the board of directors of Parent (the “Parent Board of Directors”) to consist of eleven (11) directors and (ii) the Parent Board of Directors to be comprised of (A) eight (8) directors of Parent as of immediately prior to the First Merger Effective Time and (B) the three Designated Directors. For purposes of Section 16(a) of the Exchange Act, each Designated Director will become a member of the Parent Board of Directors immediately following the Closing. Parent shall take all actions necessary to designate, as of the First Merger Effective Time, each Designated Director as a Class I director or Class II director under Parent’s bylaws. In the event that any Designated Director’s term expires prior to the first (1st) anniversary of the First Merger Effective Time, the Parent Board of Directors shall cause such Designated Director to be included in the slate of director nominees submitted by the Parent Board of Directors to stockholders of Parent for election at the applicable annual meeting of stockholders. For purposes of this Agreement, “Designated Director” means the members of the board of directors of the Company as of the date of the Agreement (the “Company Board of Directors”) set forth on Part 1.5(d) of the Company Disclosure Schedule; provided that, if, (A) prior to the Closing Date, the Company determines in good faith, and following reasonable consultation with Parent, that any such Designated Director is unable to serve on the Parent Board of Directors, or any such Designated Director otherwise provides written notice to the Company that he or she is no longer willing to serve on the Parent Board of Directors following the First Merger Effective Time, or (B) such Designated Director is unable to be appointed consistent with Parent's existing publicly-disclosed director qualification and appointment policies as reasonably agreed between the parties, the Company and Parent shall mutually agree on an alternative member of the Company Board of Directors to serve as a Designated Director or, if no member of the Company Board of Directors is available to serve as a Designated Director, the Company and Parent will reasonably agree on an alternative candidate to be appointed to the Parent Board of Directors as such Designated Director. In the event that the parties designate an alternative Designated Director, such director shall, upon Parent’s reasonable written request, provide a completed director questionnaire to Parent and shall satisfy the applicable eligibility requirements of the Corporate Governance and Nominating Committee of the Parent Board of Directors in effect as of the date hereof and if such alternative Designated Director satisfies such eligibility requirements, such alternative Designated Director shall constitute a Designated Director.

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1.6           Conversion of Shares.

(a)           At the First Merger Effective Time, by virtue of the First Merger and without any further action on the part of the Company, Merger Sub One, Merger Sub Two or any stockholder of the Company:

(i)           each share of Merger Sub One common stock issued and outstanding immediately prior to the First Merger Effective Time will remain issued and outstanding as a share of common stock of the First Merger Surviving Corporation;

(ii)          any shares of Company Common Stock held, directly or indirectly, by any wholly owned Subsidiary of the Company or by any Parent Entity (other than Merger Sub One) immediately prior to the First Merger Effective Time will be unaffected by the First Merger and will remain outstanding as an equal number of shares of common stock of the First Merger Surviving Corporation;

(iii)         any shares of Company Common Stock held, directly or indirectly, by the Company (or held in the Company’s treasury) or by Merger Sub One immediately prior to the First Merger Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor; and

(iv)         each share of Company Common Stock outstanding immediately prior to the First Merger Effective Time will be converted into the right to receive: (A) 0.500 (the “Exchange Ratio”) shares of Parent Common Stock; and (B) $10.00 in cash, without interest (the “Per Share Cash Amount”).

(b)           At the Second Merger Effective Time, by virtue of the Second Merger and without any further action on the part of the Company, Merger Sub One, Merger Sub Two or any stockholder of the Company:

(i)           each unit of Merger Sub Two issued and outstanding immediately prior to the Second Merger Effective Time will remain issued and outstanding as a unit of the Surviving Company; and

(ii)          each share of common stock of the First Merger Surviving Corporation issued and outstanding immediately prior to the Second Merger Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)           If, during the period commencing on the date of this Agreement and ending at the Closing (the “Pre-Closing Period”), the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, extraordinary stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if any extraordinary stock dividend is declared by the Company during the Pre-Closing Period, or a record date with respect to any such event occurs during the Pre-Closing Period, then the Per Share Cash Amount and the Exchange Ratio will be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action. If, during the Pre-Closing Period, the issued and outstanding Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, extraordinary stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if any extraordinary stock dividend is declared by Parent during the Pre-Closing Period, or a record date with respect to any such event occurs during the Pre-Closing Period, then the Exchange Ratio (but not the Per Share Cash Amount) will be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action.

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(d)           No fraction of a share of Parent Common Stock shall be issued in connection with the Mergers, and no certificates or scrip for any such fractional share shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractions of a share of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and, upon surrender of such holder’s Company Stock Certificate(s) or the transfer of Uncertificated Company Shares, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the Parent Stock Exchange on the date the Mergers become effective.

1.7           Closing of Transfer Books. At the First Merger Effective Time: (i) except for Disregarded Company Shares, all shares of Company Common Stock outstanding immediately prior to the First Merger Effective Time shall automatically be canceled and retired and shall cease to exist, and any holders of certificates representing shares of Company Common Stock outstanding immediately prior to the First Merger Effective Time (each such certificate, a “Company Stock Certificate”) or uncertificated shares of Company Common Stock represented by book entry positions (each such share, an “Uncertificated Company Share”) shall cease to have any rights as stockholders of the Company; and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the First Merger Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the First Merger Effective Time. If, after the First Merger Effective Time, a valid Company Stock Certificate or Uncertificated Company Share is presented to the Exchange Agent or to the Surviving Company, such Company Stock Certificate or Uncertificated Company Share shall be canceled and shall be exchanged as provided in Section 1.9.

1.8           Exchange Fund. On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as exchange agent in the Mergers (the “Exchange Agent”). Subject to Section 1.9(g), promptly after the Closing, Parent shall: (a) deposit with the Exchange Agent certificates or book entry positions representing the shares of Parent Common Stock issuable pursuant to Section 1.6(a)(iv); and (b) cause to be deposited with the Exchange Agent cash sufficient to make payments of the cash consideration payable pursuant to Section 1.6(a)(iv) and Section 1.6(d) (including payments to be made in lieu of fractional shares). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to the deposited shares of Parent Common Stock are referred to collectively as the “Exchange Fund.” The cash portion of the Exchange Fund will be invested by the Exchange Agent as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. In the event the Exchange Fund shall be insufficient to make the payments payable pursuant to Section 1.6(a)(iv) and Section 1.6(d), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount that is equal to the deficiency, which additional funds will be deemed to be part of the Exchange Fund. Parent shall cause the Exchange Fund to be (A) held for the benefit of the holders of Company Common Stock and (B) applied promptly to make payments pursuant to Section 1.6(a)(iv) and Section 1.6(d). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 1.6(a)(iv) and Section 1.6(d), except as expressly provided for in this Agreement.

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1.9           Exchange of Company Stock Certificates.

(a)           Promptly after the Closing, the Exchange Agent will mail to the Persons who, as of the Closing, were record holders of Company Stock Certificates: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of a Company Stock Certificate will be effected, and risk of loss and title to such Company Stock Certificate will pass, only upon proper delivery of such Company Stock Certificate to the Exchange Agent); and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for Merger Consideration. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with the delivery of a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent, the holder of such Company Stock Certificate will be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive pursuant to Section 1.6, in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Company Stock Certificate, and the Company Stock Certificate so surrendered or transferred will be canceled. Any holder of Uncertificated Company Shares will not be required to deliver a Company Stock Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration payable with respect to such Uncertificated Company Shares. Upon receipt of an “agent’s message” in customary form after the Effective Time with respect to such holder, (i) Parent shall cause the Exchange Agent to (A) issue the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to Section 1.6(a)(iv) in exchange therefor, in non-certificated book-entry form in the name of such holder, and (B) mail to such Person, as promptly as reasonably practicable thereafter, (1) a statement reflecting the number of whole shares of Parent Common Stock so issued and (2) a check in the amount (after giving effect to any required Tax withholdings) of the cash consideration that the holder of such Uncertificated Company Shares is entitled to receive pursuant to Section 1.6(a)(iv) (including payments to be made in lieu of fractional shares in accordance with Section 1.6(d) and any unpaid dividends or distributions that such Person has the right to receive pursuant to Section 1.9(b), as applicable), in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Uncertificated Company Shares, and (ii) the Uncertificated Company Shares so transferred shall be canceled. The Exchange Agent shall accept transferred Uncertificated Company Shares upon compliance with such reasonable instructions as the Exchange Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. Until transferred as contemplated by this Section 1.9(a), each Uncertificated Company Share shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 1.6(a).

(b)           No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Closing shall be paid to the holder of any unsurrendered Company Stock Certificate or to the holder of any Uncertificated Company Share that has not been transferred, in each case with respect to the Parent Common Stock that such holder has the right to receive in the Mergers, until such holder surrenders such Company Stock Certificate or transfers such Uncertificated Company Share in accordance with this Section 1.9 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

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(c)           In the event of a transfer of ownership of any shares of Company Common Stock which are not registered in the transfer records of the Company, payment of Merger Consideration may be made to a Person other than the holder in whose name the Company Stock Certificate formerly representing such shares or Uncertificated Company Shares is registered only if: (i) any such Company Stock Certificate is properly endorsed or otherwise in proper form for transfer; and (ii) such holder has paid any fiduciary or surety bonds and any transfer or other similar Taxes required by reason of the payment of such Merger Consideration to a Person other than such holder (or has established to the reasonable satisfaction of Parent that such bonds and Taxes have been paid or are not applicable).

(d)           If any Company Stock Certificate is lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such reasonable sum as Parent may direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Company with respect to such Company Stock Certificate. No interest will be paid or will accrue on any cash consideration payable to holders of Company Stock Certificates or in respect of Uncertificated Company Shares pursuant to Section 1.6.

(e)           Any portion of the Exchange Fund that remains undistributed to former holders of shares of Company Common Stock as of the date that is one year after the date on which the Mergers become effective will be delivered to Parent upon demand, and any former holders of shares of Company Common Stock who have not theretofore surrendered their Company Stock Certificates, or complied with the procedures established by the Exchange Agent for transfer of Uncertificated Company Shares, in accordance with this Section 1.9 may thereafter look only to Parent for satisfaction of their claims for Merger Consideration and any dividends or distributions with respect to the shares of Parent Common Stock included in the Merger Consideration.

(f)           If any Company Stock Certificate has not been surrendered, or any Uncertificated Company Share has not been transferred, by the date immediately prior to the date on which the Merger Consideration that such Company Stock Certificate or Uncertificated Company Share represents the right to receive would otherwise escheat to or become the property of any Governmental Body, then such Merger Consideration will, to the extent permitted by applicable Legal Requirements, become the property of Parent, free and clear of any claim or interest of any Person previously entitled thereto. None of Parent, the Surviving Company or the Exchange Agent will be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any Merger Consideration (or dividends or distributions with respect to shares of Parent Common Stock included in the Merger Consideration) delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

(g)           Notwithstanding anything to the contrary contained in this Agreement, each of the Exchange Agent, Parent, the Surviving Company and their respective Affiliates and agents shall be entitled to deduct and withhold from any amount payable or otherwise deliverable to any Person pursuant to this Agreement such amounts as are required to be deducted or withheld from such amount under the Code or any provision of state, local or foreign Legal Requirements. To the extent such amounts are so deducted or withheld, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

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1.10           Dissenting Company Stockholders.

(a)           Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has made a proper demand for appraisal of such shares of Company Common Stock in accordance with Section 262 of the DGCL and who has otherwise complied with all applicable provisions of Section 262 of the DGCL (any such shares being referred to as “Dissenting Company Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 1.6(a)(iv), but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Company Shares.

(b)           If any Dissenting Company Shares lose their status as such (through failure to perfect or otherwise), then such Dissenting Company Shares will be deemed automatically to have been converted into, as of the Closing, and to represent only, the right to receive Merger Consideration in accordance with Section 1.6, without interest thereon, upon surrender of the Company Stock Certificate representing such shares or, if such shares are Uncertificated Company Shares, upon compliance with the procedures established by the Exchange Agent for the transfer of such Uncertificated Company Shares.

(c)           The Company shall give Parent: (i) prompt notice of any demand for appraisal received by the Company prior to the Closing pursuant to the DGCL and any withdrawal of any such demand; and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demand. The Company shall not make any payment or settlement offer prior to the Closing with respect to any such demand unless Parent has given its prior written consent to such payment or settlement offer.

Section 2.           Representations and Warranties of the Company

The Company represents and warrants to Parent and the Merger Subs as follows (it being understood that the representations and warranties contained in this Section 2 are subject to: (a) the exceptions and disclosures set forth in the Company Disclosure Schedule (subject to Section 9.6); and (b) the disclosures in any Company SEC Report filed with the SEC at least two Business Days before the date of this Agreement (but (i) without giving effect to any amendment thereto filed with the SEC thereafter, (ii) excluding any disclosure contained under the heading “Risk Factors” or any similar heading or caption (other than statements that are factual in nature contained therein), any disclosure of risks included in any “forward-looking statements” disclaimer (other than statements that are factual in nature contained therein) and any other statement or other disclosure that is predictive or forward-looking in nature, and (iii) excluding any Company SEC Reports that are not publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) on the date that is two Business Days before the date of this Agreement)):

2.1           Subsidiaries; Due Organization; Etc.

(a)           Part 2.1(a) of the Company Disclosure Schedule contains an accurate and complete list, as of the date of this Agreement, of the name and jurisdiction of organization of each Subsidiary. Except as would not be material to the Company Entities, taken as a whole, neither the Company nor any of the other Company Entities owns any capital stock of, or any equity interest of any nature in, any other Entity, other than a Company Entity.

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(b)           Each of the Company Entities is duly organized, validly existing and in good standing (in jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to be in good standing would not have a Material Adverse Effect on the Company. Each of the Company Entities is qualified to do business as a foreign entity and is in good standing (in jurisdictions that recognize the concept of good standing), under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so duly qualified or in good standing would not have a Material Adverse Effect on the Company.

2.2           Certificate of Incorporation and Bylaws. The Company has Made Available to Parent accurate and complete copies of (i) the certificate of incorporation of the Company and (ii) the amended and restated bylaws of the Company, each in effect as of the date of this Agreement, and the Company is not in violation of any of the provisions thereof.

2.3           Capitalization, Etc.

(a)           Except as would not have a Material Adverse Effect on the Company, all of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of July 1, 2026, (the “Capitalization Date”), the authorized capital stock of the Company consists of: (i) 400,000,000 shares of Company Common Stock of which 243,686,070 shares have been issued and are outstanding as of the Capitalization Date, and (ii) 5,000,000 shares, par value $0.01 per share, of preferred stock (the “Company Preferred Stock”), of which 2,000,000 shares are designated as “Series A Preferred Stock” (the “Company Series A Preferred Stock”), of which no shares are issued and outstanding as of the date of this Agreement. As of the Capitalization Date, 26,873,204 shares of Company Common Stock are held in treasury.

(b)           As of the Capitalization Date: (i) 5,702 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans; (ii) 4,082,088 shares of Company Common Stock are reserved for future issuance pursuant to the Company’s 2024 Employee Stock Purchase Plan (the “Company ESPP”); (iii) (A) 570,156 shares of Company Common Stock are subject to issuance and/or delivery pursuant to Company RSUs and (B) up to a maximum of 6,124,823 shares of Company Common Stock (2,920,551 shares of Company Common Stock assuming target performance) are subject to issuance and/or delivery pursuant to Company PSUs; (iv) no shares of Company Restricted Stock are outstanding; (v) no shares of Company Common Stock are subject to stock appreciation rights, whether granted under the Company Equity Plans or otherwise; and (vi) no Company Equity Awards are outstanding other than those granted under the Company Equity Plans.

(c)           The Company has Made Available to Parent the following information with respect to each Company Equity Award outstanding as of the date of this Agreement: (1) the Company Equity Plan (if any) pursuant to which such Company Equity Award was granted; (2) the name or employee identification number of the holder of such Company Equity Award; (3) the number of shares of Company Common Stock subject to such Company Equity Award (including, for Company Equity Awards subject to performance-based vesting requirements, both the target and the maximum number of shares of Company Common Stock); (4) the exercise price (if any) of such Company Equity Award; (5) the date on which such Company Equity Award was granted; and (6) the applicable vesting schedule, and the extent to which such Company Equity Award is vested and/or exercisable. All grants of Company Equity Awards were recorded on the Company’s financial statements (including any related notes thereto) contained in the Company SEC Reports in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant (whether intentionally or otherwise).

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(d)           The Company has Made Available to Parent accurate and complete copies of all equity-based plans or, if not granted under an equity plan, such other Contract, pursuant to which any stock options, stock appreciation rights, restricted stock units, deferred stock units or restricted stock awards (including all outstanding Company Equity Awards, whether payable in equity, cash or otherwise) are currently outstanding as of the date of this Agreement, and the forms of all stock option, stock appreciation right, restricted stock unit, deferred stock unit and restricted stock award agreements evidencing such stock options, stock appreciation rights, restricted stock units, deferred stock units or restricted stock awards (including all outstanding Company Equity Awards, whether payable in equity, cash or otherwise).

(e)           As of the date of this Agreement, except as set forth in Section 2.3(a) and Section 2.3(b), there is no: (i) outstanding equity-based compensation award, subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests of any of the Company Entities; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other equity interests of any of the Company Entities; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Company Entities is or may become obligated to sell or otherwise issue any shares of its capital stock or any other equity interests; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other equity interests of any of the Company Entities.

(f)           All outstanding shares of Company Common Stock, options, warrants, equity-based compensation awards (whether payable in equity, cash or otherwise) and other equity interests of the Company Entities have been issued and granted in compliance with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in applicable Contracts, in each case, except as would not have a Material Adverse Effect on the Company.

(g)           Except as would not have a Material Adverse Effect on the Company: (i) there are no shares of Company Common Stock held by any of the Company Entities; (ii) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock; and (iii) all of the outstanding shares of capital stock of each Company Entity have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by the Company, free and clear of any Encumbrances (other than Permitted Encumbrances). Except as set forth on Part 2.3(g) of the Company Disclosure Schedule, none of the Company Significant Entities is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other equity interests of the Company or such Company Entity, except as would not be material to the Company Entities, taken as a whole.

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2.4           SEC Filings; Financial Statements.

(a)           All statements, reports, schedules, forms and other documents required to have been filed by the Company with the SEC since January 1, 2023 have been so filed on a timely basis (such filings, and all amendments thereto, but excluding the Joint Proxy Statement/Prospectus and the Form S-4, the “Company SEC Reports”). None of the Company’s Subsidiaries is required to file any periodic reports with the SEC pursuant to the Exchange Act. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. For purposes of this Agreement, the term “file” and variations thereof shall also mean furnished to the SEC, as the context requires. As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Reports. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Reports is the subject of any ongoing review by the SEC.

(b)           The consolidated financial statements (including any related notes and auditor reports) contained or incorporated by reference in the Company SEC Reports: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not be material in amount to the Company Entities, taken as a whole); and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Company Significant Entities are required by GAAP to be included in the consolidated financial statements of the Company.

(c)           The Company Entities maintain a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, in all material respects.

(d)           Since January 1, 2023, to the Knowledge of the Company, the Company has not had: (i) any “significant deficiency” or “material weakness” in the design or operation of its internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act); or (ii) any fraud that involves management or any other employee who has (or has had) a significant role in the Company’s internal control over financial reporting.

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(e)           The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company is in material compliance with the applicable listing and other rules and regulations of the New York Stock Exchange and, since January 1, 2023, has not received any written notice from the New York Stock Exchange asserting any non-compliance with such rules and regulations.

(f)           The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act applicable to it.

2.5           Absence of Changes. Between December 31, 2025 and the date of this Agreement: (a) there has not been any Material Adverse Effect on the Company; and (b) none of the Company Entities has taken any action, or authorized, approved, committed or agreed to take any action that, if taken during the Pre-Closing Period, would require Parent’s consent under Section 4.2(b)(i), Section 4.2(b)(vi), Section 4.2(b)(vii) Section 4.2(x) and Section 4.2(xx).

2.6           Real Property; Equipment; Leasehold.

(a)           Except as would not have a Material Adverse Effect on the Company, the applicable Company Entity has good, valid and marketable title to all real property owned by any of the Company Entities (together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto, the “Owned Real Property”) subject to no Encumbrances other than Permitted Encumbrances.

(b)           Except as would not have a Material Adverse Effect on the Company, the Company or the applicable Company Entity has a good, valid and subsisting leasehold, subleasehold, license or occupancy interest in and to each real property leased, subleased, licensed or occupied by any of the Company Entities, including all buildings, structures, fixtures and other improvements leased, subleased or licensed to the Company Entities (all such real property, collectively, the “Leased Real Property” and such leases, subleases and other agreements, together with all amendments, modifications and guaranties, if any, related thereto, are, collectively, the “Leases”). Except as would not have a Material Adverse Effect on the Company, all of the Leases are valid and in full force and effect, and to the Knowledge of the Company, there is no default or event which, with the passage of time, the giving of notice or both, would become a default by any party under any Lease.

(c)           All material items of equipment and other tangible assets owned by or leased to the Company Entities (including the Owned Real Property and the Leased Real Property) are adequate for the uses to which they are being put and are in satisfactory condition and are adequate for the conduct of the businesses of the Company Entities in the manner in which such businesses are currently being conducted, except as would not have a Material Adverse Effect on the Company.

2.7           Intellectual Property; Data Privacy.

(a)           Except as would not have a Material Adverse Effect on the Company, the Company Entities exclusively own all right, title and interest in and to the Company IP, free and clear of any Encumbrances, except for Permitted Encumbrances.

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(b)           Except as would not have a Material Adverse Effect on the Company, since January 1, 2023 (i) each of the Company Entities has taken commercially reasonable steps to maintain the confidentiality of its trade secrets and other confidential information, and (ii) to the Knowledge of the Company, there has been no unauthorized access, use, or disclosure of the foregoing.

(c)           Except as would not have a Material Adverse Effect on the Company, to the Knowledge of the Company, the Company Entities own or otherwise have sufficient rights in all Intellectual Property Rights necessary to conduct the business of the Company Entities as currently conducted; provided, however, that nothing in this Section 2.7(c) shall be deemed to constitute a representation or warranty as to infringement, misappropriation or other violation of Intellectual Property or Intellectual Property Right.

(d)           Except as would not have a Material Adverse Effect on the Company, all Company IP that is Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable (other than pending applications). Without limiting the generality of the foregoing, except as would not have a Material Adverse Effect on the Company, no Legal Proceeding is as of the date of this Agreement or since January 1, 2023 through the date of this Agreement has been pending or, to the Knowledge of the Company, threatened in writing, in which the ownership, scope, validity or enforceability of any Company IP is being or has been contested or challenged. Except as would not have a Material Adverse Effect on the Company, to the Knowledge of the Company, no Person is currently infringing, misappropriating or otherwise violating, any Company IP.

(e)           Except as would not have a Material Adverse Effect on the Company, to the Knowledge of the Company, (i) since January 1, 2023, none of the Company Entities has infringed, misappropriated or otherwise violated any Intellectual Property or Intellectual Property Right of any other Person, and (ii) none of the Company Products or the conduct of the business of any Company Entity infringes, violates or makes unlawful use of any Intellectual Property Right of any other Person, and no Company Product contains any Intellectual Property misappropriated from any other Person. Without limiting the generality of the foregoing, and except as set forth on Part 2.7(e) of the Company Disclosure Schedule and except as would not have a Material Adverse Effect on the Company: (x) as of the date of this Agreement, no infringement, misappropriation, violation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing against any of the Company Entities; and (y) since January 1, 2023 through the date of this Agreement, no Company Entity has received any written notice relating to any actual, alleged or suspected infringement, misappropriation, violation or unlawful use by any Company Product, or by any Company Entity, of any Intellectual Property or Intellectual Property Right of another Person.

(f)           Except as would not have a Material Adverse Effect on the Company, (i) the Company Entities’ Processing of Personal Data has in the last three years complied, and complies with: (A) terms in Company Contracts related to data privacy; (B) applicable Information Privacy and Security Laws; and (C) applicable written privacy policies and procedures adopted by the Company Entities; (ii) each Company Entity maintains commercially reasonable measures designed to protect the confidentiality, integrity and security of its Personal Data and its IT Systems against any unauthorized use, access, interruption, modification or corruption; (iii) each Company Entity has implemented and maintains an information security program, and maintains incident response and notification procedures, including in the case of any breach of security compromising Personal Data; (iv) to the Knowledge of the Company, no IT System contains any listening or recording device of which the user or customer is not made aware, “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry), disabling codes or instructions or any other code designed or intended to harm or otherwise impede the operation of such IT System; (v) since January 1, 2023, there has been no data security breach of any IT System, or unauthorized acquisition, access, use or disclosure of any Personal Data, owned, transmitted, used, stored, received or controlled by the Company Entities; and (vi) no Company Entity (A) to the Knowledge of the Company, is under investigation by any Governmental Body for a violation of any Information Privacy and Security Law; or (B) has in the last three years received any written notice or audit request from a Governmental Body relating to any such violation.

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2.8           Material Contracts.

(a)           Part 2.8(a) of the Company Disclosure Schedule identifies, as of the date of this Agreement, each of the following Company Contracts:

(i)           any Contract that provides for indemnification of a director or officer of the Company and is material to the Company Entities, taken as a whole;

(ii)          any Contract that is material to the Company Entities, taken as a whole: (A) involving a joint venture, strategic alliance, partnership or sharing of profits or revenue or similar agreement; or (B) for any capital expenditure in excess of $5,000,000;

(iii)         any Contract relating to the acquisition, transfer, development (including joint development) or joint ownership of any Intellectual Property or Intellectual Property Rights that is material to the Company Entities, taken as a whole, except for assignments of Intellectual Property and Intellectual Property Rights to Company Entities from their employees or contractors;

(iv)         any material Contract relating to the license of any material Intellectual Property or Intellectual Property Rights, except for (A) commercially available “shrink wrap” or similar licenses for unmodified “off-the-shelf” software or hosted or cloud-based services that are licensed to a Company Entity on generally available, standard commercial terms, (B) Contracts entered into by a Company Entity in the ordinary course of business, pursuant to which the Company Entity grants to its customers, vendors, distributors, suppliers or resellers a non-exclusive license, (C) non-exclusive licenses that do not involve the payment or receipt of royalties or other amounts in excess of $5,000,000 annually, (D) nondisclosure agreements that do not contain any licenses of Intellectual Property or Intellectual Property Rights other than limited rights to use confidential information for the purposes stated therein and (E) licenses of Intellectual Property or Intellectual Property Rights granted under a Contract to which the license is incidental.

(v)           any Contract entered into since January 1, 2023 involving the acquisition or disposition of any assets or business for consideration in excess of $20,000,000 with outstanding obligations of the Company or any Company Entity that are material to the Company Entities, taken as a whole;

(vi)          any Contract that restricts the ability to compete in any line of business, with any Person or in any geographic area and, in each case, that is material to the Company Entities, taken as a whole;

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(vii)        any Contract that: (A) grants exclusive rights to license, market, sell or deliver any product or service of any Company Entity; (B) contains any “most favored nation” or similar provision in favor of the counterparty; (C) contains a right of first refusal, first offer or first negotiation or any similar right with respect to an asset owned by a Company Entity; or (D) provides for a “sole source” or similar relationship or contains any provision that requires the purchase of all or a material portion of the Company’s or any of a Company Entity’s requirements from any third party, and, in the case of each of the foregoing clauses (A) through (D), is material to the Company Entities, taken as a whole;

(viii)       any mortgage, indenture, guarantee, loan, credit agreement, security agreement or other Contract that is material to the Company Entities, taken as a whole, relating to the borrowing of money or extension of credit, in each case, in excess of $10,000,000, other than: (A) accounts receivable and accounts payable; and (B) loans to or guarantees of obligations of direct or indirect wholly owned Subsidiaries of the Company, in each case, arising or provided in the ordinary course of business consistent with past practice;

(ix)         any Contract that is material to the Company Entities, taken as a whole: (A) that creates any obligation under any interest rate, currency or commodity derivative or hedging transaction; or (B) pursuant to which any Company Entity creates or grants a material Encumbrance on any of its material properties or other assets (other than any Permitted Encumbrance);

(x)           any Contract that is material to the Company Entities, taken as a whole, providing for outsourcing, contract manufacturing, testing, assembly or fabrication of any product, technology or service of any of the Company Entities, excluding purchase orders and sales orders entered into in the ordinary course of business;

(xi)         any Contract that is reasonably expected to result in payments to or from the Company and its Subsidiaries in excess of $5,000,000 during the current fiscal year, other than Contracts, purchase orders and sales orders entered into with customers and suppliers for the purchase or sale of goods or services in the ordinary course of business;

(xii)        any settlement, conciliation or similar Contract that (A) materially restricts or imposes any material obligation on any Company Entity or materially disrupts the business of any of the Company Entities as currently conducted; or (B) that would require any of the Company Entities to pay consideration valued at more than $1,000,000 in the aggregate after the date of this Agreement; and

(xiii)       any Company Contract that is material to the Company Entities, taken as a whole (other than a Contract evidencing any Company Equity Award on the form or forms used by the Company in the ordinary course of business and Made Available to Parent): (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any equity interest in any Company Entity; (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any equity interest in any Company Entity.

For purposes of this Agreement, Company Contracts of the type required to be set forth in Part 2.8(a) of the Company Disclosure Schedule and each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) shall be deemed to constitute a “Material Contract.”

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(b)           Except as would not have a Material Adverse Effect on the Company: (i) each Company Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Enforceability Exceptions; (ii) none of the Company Entities, and, to the Knowledge of the Company, no other Person, has materially violated or breached, or committed any material default under, any Company Contract; (iii) to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to: (A) result in a material violation or breach of any of the provisions of any Company Contract; (B) give any Person the right to declare a material default or exercise any remedy under any Company Contract or Company Employee Plan; (C) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Company Contract or Company Employee Plan; (D) give any Person the right to accelerate the maturity or performance of any Company Contract that constitutes a Material Contract or Company Employee Plan; or (E) give any Person the right to cancel, terminate or modify any Company Contract that constitutes a Material Contract or Company Employee Plan; and (iv) since July 1, 2025, none of the Company Entities has received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible violation or breach of, or default under, any Material Contract.

2.9           Liabilities. None of the Company Entities has any Liability of any nature, whether accrued, absolute, contingent, matured or unmatured or otherwise, in each case, that are required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company Entities (or disclosed in the notes to such balance sheet), other than: (i) Liabilities identified as such in the “liability” column of the Company Balance Sheet; (ii) normal and recurring current Liabilities that have been incurred by the Company Entities since the date of the Company Balance Sheet in the ordinary course of business; (iii) Liabilities for performance of obligations of the Company Entities under Company Contracts; and (iv) Liabilities that would not have a Material Adverse Effect on the Company.

2.10           Compliance with Legal Requirements.

(a)           Each of the Company Entities is, and has at all times since January 1, 2023 been, in compliance with all applicable Legal Requirements except where the failure to be in compliance would not have a Material Adverse Effect on the Company. Since January 1, 2023, none of the Company Entities has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Body or other Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement, except for such actual or possible violations or failures to comply as would not have a Material Adverse Effect on the Company.

(b)           Except as would not have a Material Adverse Effect on the Company, since January 1, 2023, none of the Company Entities, and, to the Knowledge of the Company, no director, officer, other employee, distributor, reseller, consultant, agent or other third party, in each case, acting on behalf of any of the Company Entities, has directly or indirectly: (i) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made, offered or authorized any unlawful payment to any foreign or domestic government official or employee, to any employees or officials working for state-owned or controlled entities, to any individual employed by or working on behalf of a public international organization or to any foreign or domestic political party or campaign or violated any provision of any applicable anti-corruption or anti-bribery Legal Requirement, including the Foreign Corrupt Practices Act of 1977, as amended, and the United Kingdom Bribery Act of 2010; or (iii) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment. For purposes of this Section 2.10(b), an “unlawful payment” shall include any transfer of funds or any other thing of value, such as a gift, transportation, accommodations, meals or entertainment, which transfer is contrary to any Legal Requirement, including any payment to a third party all or part of the proceeds of which is used for a corrupt payment. Each of the Company Entities maintains internal controls and compliance programs reasonably designed to detect and prevent violations of anti-corruption (including the FCPA and UKBA) and except as would not have a Material Adverse Effect on the Company, since January 1, 2023, none of the Company Entities has been investigated, charged or prosecuted for any violation of any anti-corruption or Trade Control Law.

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(c)           Except as would not have a Material Adverse Effect on the Company, since January 1, 2023, none of the Company Entities nor, to the Knowledge of the Company, any of their respective directors, officers, employees or agents acting on behalf of any Company Entity: (i) is or has been a Restricted Party; (ii) has violated or made a disclosure (voluntary or otherwise) regarding compliance with any Trade Control Laws or any other similar Legal Requirement; (iii) engaged in any sales, exports, re-exports, transfers, provision or import, receipt or procurement of any services, commodities, software or technology involving Sanctioned Countries or Restricted Parties; (iv) engaged in any investments, payments or other financial or non-financial transactions involving Sanctioned Countries or Restricted Parties; (v) operated in or have a presence in Sanctioned Countries; or (vi) had any contracts or agreements involving Sanctioned Countries or Restricted Parties, including distribution agreements that include Sanctioned Countries in their authorized territories.

2.11           Tax Matters. Except as would not have a Material Adverse Effect on the Company:

(a)           Each Company Entity has timely filed all Tax Returns required to be filed by it and all such Tax Returns are true, correct and complete in all respects. Each Company Entity has timely paid all Taxes due and payable by it (whether or not shown as due on any Tax Return).

(b)           No Company Entity has agreed to any extension or waiver of the limitation period applicable to any Tax Return, or agreed to any extension of time with respect to any Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(c)           As of the date of this Agreement, (i) no Tax audit, claim or Legal Proceeding is pending or has been threatened in writing against or with respect to any Company Entity in respect of any Tax; (ii) there are no Encumbrances for Taxes upon any of the assets of any of the Company Entities except liens for current Taxes not yet due and payable or delinquent; (iii) no deficiency for any amount of Taxes has been proposed or asserted in writing or assessed by any Governmental Body against any Company Entity that remains unpaid; and (iv) no written claim has ever been made by any Governmental Body in a jurisdiction where a Company Entity does not file a Tax Return that it is or may be subject to taxation in that jurisdiction.

(d)           During the five-year period ending on the date of this Agreement, no Company Entity has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in connection with a distribution of stock purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Legal Requirements).

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(e)           No Company Entity has any Liability for the Taxes of any Person (other than another Company Entity) under Treas. Reg. § 1.1502-6 (or any similar provision of any state, local or foreign Legal Requirements, including any arrangement for group or consortium relief or similar arrangement) or as a transferee or successor.

(f)           No Company Entity is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (except for an agreement (i) solely between the Company Entities, (ii) that will terminate as of Closing or (iii) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes).

(g)           No Company Entity has participated in, or is currently participating in, a “Listed Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or a similar transaction under similar provisions of state, local or foreign Legal Requirements.

(h)           Except to the extent specifically and adequately reserved for, in accordance with GAAP, on the Company Balance Sheet, no Company Entity will be required to include any items of income in, or exclude any items of deduction from, taxable income for a taxable period ending after the Closing as a result of: (i) any change in accounting method or use of an improper method of accounting as a result of transactions or events occurring, or accounting methods employed, prior to the Closing; (ii) any “closing agreement” under Section 7121 of the Code (or any similar provision of state, local or foreign Legal Requirements) executed prior to the Closing; (iii) any installment sale or open transaction that occurred prior to the Closing; or (iv) any prepaid amount received outside the ordinary course of business prior to the Closing.

(i)           No Company Entity has taken any action and, to the Knowledge of the Company, there are no facts, agreements, plans or other circumstances that could reasonably be expected to preclude the Mergers from qualifying for the Intended Tax Treatment.

2.12           Employee and Labor Matters; Benefit Plans.

(a)           The Company has Made Available to Parent a list, dated as of the date of this Agreement (redacted to the extent required by applicable Legal Requirements), of all current employees (identified by employee identification number), whether active or inactive, of each of the Company Entities, and correctly reflects for each: (i) date of hire; (ii) job title or position; (iii) current annual base salary or hourly wages; (iv) work location (city, state, country); (v) employing entity; (vi) classification as exempt or non-exempt under the Fair Labor Standards Act or the applicable Legal Requirements of the jurisdiction where such employees are located; and (vii) status as full-time, part-time, temporary or seasonal. Except as would not have a Material Adverse Effect on the Company, the employment of each employee of a Company Entity who performs services for such Company Entity exclusively or primarily in the United States is terminable by such Company Entity “at will”.

(b)           Part 2.12(b) of the Company Disclosure Schedule accurately sets forth each Company U.S. Collective Bargaining Agreement in effect as of the date of this Agreement. None of the Company Entities is negotiating or currently required to negotiate the terms of, any Company U.S. Collective Bargaining Agreement, and to the Knowledge of the Company, (i) there are no labor organizations, unions, works councils or similar entities representing, purporting to represent or seeking to represent any current employee of any of the Company Entities in the United States and (ii) as of the date of this Agreement, there are no organizing, election or other activities pending or threatened by or on behalf of any union, works council, employee representative or other labor organization or group of employees with respect to any current employee of any of the Company Entities in the United States. Except as would not have a Material Adverse Effect on the Company, (i) no labor union, works council or other collective bargaining representative claims to or, to the Knowledge of the Company, is seeking to represent any current Company Associate in the United States and (ii) there is no union, works council, employee representative or other labor organization in the United States, which, pursuant to any applicable Legal Requirement, must provide consent for or otherwise formally approve of the Contemplated Transactions. Since January 1, 2023, none of the Company Entities has engaged in any unfair labor practice, except as would not have a Material Adverse Effect on the Company. Except as would not have a Material Adverse Effect on the Company, there are no slowdowns, strikes, pickets, boycotts, group work stoppages, labor disputes, industrial disputes, controversies, labor interruptions, attempts to organize or union organizing activity, or any similar activity or material dispute in progress, pending or, to the Knowledge of the Company, threatened against or affecting any of the Company Entities or any of their current Company Associates, in each case, in effect as of the date of this Agreement.

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(c)           Except as would not have a Material Adverse Effect on the Company, (i) each Company Associate that renders or has rendered services to any of the Company Entities that is or was classified as a Company Contract Worker or other non-employee status or as an exempt or non-exempt employee, is properly characterized as such for all purposes and (ii) none of the Company Entities has any Liability for any misclassification of any Company Associate as an independent contractor or any non-exempt employee.

(d)           Except as would not have a Material Adverse Effect on the Company:

(i)           to the Knowledge of the Company, each current employee of the Company Entities is legally authorized to work in all locations where he or she performs services for the applicable employer.

(ii)          each Company Entity is, and since January 1, 2023 each of the Company Entities has been, in compliance with all Employment Laws.

(iii)         since January 1, 2023, no Company Entity has effectuated a plant closing, termination, relocation, mass layoff, furlough, separation from position, reduction, or other termination of any current or former employee of any Company Entity that, in each case, has imposed or would impose any obligation or other Liability upon any Company Entity under WARN or would otherwise require any Company Entity to notify or consult with, prior to or after the First Merger Effective Time, any Governmental Body or other Person with respect to the impact of the Contemplated Transactions.

(iv)          to the Knowledge of the Company, each employee who requires permission and/or authorization to work in the jurisdiction in which they carry out their employment had at the time of hire current and appropriate permission and/or authorization to work in that jurisdiction.

(v)           as of the date of this Agreement, there are no claims, charges, complaints or Legal Proceedings related to any Company Associate that are pending or, to the Knowledge of the Company, threatened against any Company Entity by or before any Governmental Body or arbitrator relating to any Employment Law.

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(e)           Part 2.12(e) of the Company Disclosure Schedule contains an accurate and complete list, as of the date of this Agreement, of each material Company Employee Plan and separately identifies each material Foreign Company Plan. The Company has Made Available to Parent with respect to each material Company Employee Plan that is not a Foreign Company Plan, in each case, to the extent applicable: (i) accurate and complete copies of all documents setting forth the terms of each such material Company Employee Plan, including plan documents and all material amendments thereto (or a written description of such material Company Employee Plan if such plan is not set forth in a written document); (ii) the most recently filed annual report (Form 5500 Series and all schedules and financial statements attached thereto), if any, required under ERISA or the Code; (iii) the trust agreement, insurance Contract or other funding instrument, if any; and (iv) the most recent funding statement or actuarial valuation report.

(f)           Except as would not have a Material Adverse Effect on the Company, (i) each Company Employee Plan has been established, maintained and operated in accordance with its terms and in compliance with all applicable Legal Requirements, including ERISA and the Code, (ii) any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to be qualified under Section 501(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination that would reasonably be expected to adversely affect such qualification, (iii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan, (iv) as of the date of this Agreement, there is no audit, inquiry or Legal Proceeding pending or, to the Knowledge of the Company, threatened or reasonably anticipated by the IRS, DOL or any other Governmental Body with respect to any Company Employee Plan, and (v) each Foreign Company Plan (A) intended to qualify for special tax treatment satisfies the requirements for such treatment and (B) that is required to be registered or approved by any Governmental Body under applicable Legal Requirements has been so registered or approved.

(g)           Except as set forth in the Company SEC Reports, none of the Company Entities, and none of their respective ERISA Affiliates, has in the last three years, maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or has any material Liability in respect of, any: (i) Company Employee Plan subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section 3(37) of ERISA; or (iii) plan described in Section 413 of the Code. Except as set forth in the Company SEC Reports, each Foreign Company Plan that is intended to be funded or book reserved is so funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Company Plan, except as would not have a Material Adverse Effect on the Company.

(h)           No Company Employee Plan provides for post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except, in each case, (i) as set forth in the Company SEC Reports, (ii) any Company Employee Plan that provides for the employer payment or subsidy of COBRA premiums, (iii) as may be required by COBRA or other applicable Legal Requirements at no cost to the Company, any of the Company Entities or any Affiliate of any of the Company Entities or (iv) as would not have a Material Adverse Effect on the Company.

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(i)           Except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in combination with another event, whether contingent or otherwise): (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Associate; or (ii) create any limitation or restriction on the right of any Company Entity to merge, amend or terminate any Company Employee Plan. Without limiting the generality of the foregoing, no amount payable to any Company Associate as a result of the execution and delivery of this Agreement or the consummation of any of the Contemplated Transactions (either alone or in combination with any other event) would be an “excess parachute payment” within the meaning of Section 280G or a payment that would be nondeductible under Section 280G of the Code. None of the Company Entities has any obligation to compensate any Company Associate for any Taxes incurred by such Company Associate under Section 4999 of the Code.

(j)           None of the Company Entities has any obligation to gross-up or otherwise reimburse any Company Associate for any tax incurred by such person pursuant to Section 409A.

2.13         Environmental Matters. Except as would not have a Material Adverse Effect on the Company:

(a)           each of the Company Entities is, and since January 1, 2023 has been in compliance with, and is not subject to any Liability under, all applicable Environmental Laws, including timely applying for, possessing, maintaining, and complying with the terms and conditions of all Governmental Authorizations required under applicable Environmental Laws; and

(b)           since January 1, 2023, or earlier for matters that remain unresolved, none of the Company Entities has received any information request from a Governmental Body or any written notice, claim, complaint, demand or, to the Knowledge of the Company, other communication from any Person that alleges that any of the Company Entities is not in compliance with, or has any Liability under, any Environmental Law or with respect to Hazardous Materials.

2.14           Insurance. Except as would not have a Material Adverse Effect on the Company: (a) the Company Entities maintain insurance policies in such amounts and against such risks of a character as are customary for the industries in which they operate; (b) such insurance policies are in full force and effect, (c) all premiums due thereon have been paid, and (d) none of the Company Entities has received written notice of cancellation, termination or material default with respect to any such policy.

2.15           Legal Proceedings; Orders.

(a)           Except as would not have a Material Adverse Effect on the Company: (i) there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (A) that involves any of the Company Entities or any of the assets owned or used by any of the Company Entities; or (B) that challenges, or that may have the effect of preventing, materially delaying or making illegal, the Mergers or any of the other Contemplated Transactions; and (ii) to the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could reasonably be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding.

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(b)           Except as would not have a Material Adverse Effect on the Company, (i) there is no Order to which any of the Company Entities, or any of the assets owned or used by any of the Company Entities, is subject and (ii) to the Knowledge of the Company, no named executive officer of the Company is subject to any Order that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of any of the Company Entities.

2.16           Authority; Binding Nature of Agreement. The Company has the necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject, in the case of the consummation of the Mergers, only to the adoption of this Agreement by the Required Company Stockholder Vote. The Company’s board of directors (at a meeting duly called and held) has: (a) unanimously determined that the Mergers are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Mergers; (c) unanimously recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement be submitted for adoption by the Company’s stockholders at the Company Stockholders’ Meeting; and (d) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Mergers or any of the other Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.17           Takeover Statutes; No Rights Plan. The Company’s board of directors has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Voting and Support Agreement to the consummation of the Mergers and the other Contemplated Transactions. There are no other “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations (each, a “Takeover Statute”) applicable to, or purporting to be applicable to, this Agreement, the Voting and Support Agreement, any Company Entity, the Mergers or any of the other Contemplated Transactions, including any Takeover Statute that would limit or restrict Parent or any of its Affiliates from exercising its ownership of shares of Company Common Stock acquired in the Mergers. As of the date of this Agreement, the Company has no stockholder rights plan, “poison pill” or similar agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

2.18           Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and approve the Mergers.

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2.19           Non-Contravention; Consents. Neither the execution, delivery or performance of this Agreement nor the consummation of the Mergers or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)           contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation or bylaws of the Company or (ii) any resolution adopted by the stockholders of the Company, the Company Board of Directors or any committee of the Company Board of Directors;

(b)           except as would not have a Material Adverse Effect on the Company, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Mergers or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any of the Company Entities, or any of the assets owned or used by any of the Company Entities, is subject;

(c)           except as would not have a Material Adverse Effect on the Company, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Company Entities or that otherwise relates to the business of any of the Company Entities or to any of the assets owned or used by any of the Company Entities;

(d)           except as would not have a Material Adverse Effect on the Company, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Material Contract; (ii) receive or require a rebate, chargeback, penalty or change in delivery schedule under any Material Contract; (iii) accelerate the maturity or performance of any Material Contract; or (iv) cancel, terminate or modify any right, benefit, obligation or other term of any Material Contract; or

(e)           except as would not have a Material Adverse Effect on the Company, result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Company Entities (except for minor liens that do not, individually or in the aggregate, adversely affect the value or use of such asset for its current and anticipated purposes in any material respect).

Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act, any other Regulatory Approval and the New York Stock Exchange rules and listing standards, none of the Company Entities was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Mergers or any of the other Contemplated Transactions, except as would not have a Material Adverse Effect on the Company.

2.20           Fairness Opinion. The Company’s board of directors has received the oral opinion (to be confirmed in writing) of BofA Securities, Inc., financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its written opinion, the consideration to be received by the holders of Company Common Stock, other than those shares of Company Common Stock described in Section 1.6(a)(ii) and Section 1.6(a)(iii), in the Mergers is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement, furnish an accurate, complete and confidential copy of such written opinion to Parent solely for informational purposes.

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2.21           Broker’s Fees. Except for BofA Securities, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Company Entities. The aggregate amount of, or the means to calculate, as of the Closing, such fees and expenses has been disclosed to Parent.

2.22           Related Person Transactions. Except for any indemnification, compensation or other employment arrangements entered into in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between any Company Entity, on the one hand, and any Affiliate (including any director or officer) thereof (but not including any wholly owned Subsidiary of the Company), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

2.23           Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of the Company or the stockholders of Parent or at the time of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus.

2.24           No Other Representations and Warranties.

(a)           EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS Section 2 (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT HAS RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

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(b)           Notwithstanding anything to the contrary in this Agreement, the Company acknowledges and agrees that: (i) except for the representations and warranties of Parent expressly set forth in Section 3, (x) neither Parent nor any of the Merger Subs makes, or has made, any representation or warranty (including regarding the accuracy or completeness of any information, including any information provided to the Company Entities or their Representatives) and (y) the Company is not relying on, and has not relied on, any representation or warranty made, or information provided, by or on behalf of Parent or Merger Subs, in each case, regarding Parent, the Merger Subs, its or their business, this Agreement, the Mergers, any information provided to the Company Entities in connection with this Agreement or the Mergers, or any other related matter; (ii) except for the representations and warranties of Parent and the Merger Subs expressly set forth in Section 3, the Company disclaims any other representations or warranties; and (iii) the Company has made its own independent investigation, review and analysis regarding Parent, the Merger Subs and the Mergers, which investigation, review and analysis were conducted by the Company together with expert advisors, including legal counsel, that they have engaged for such purpose. None of Parent, Merger Subs or any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company Entities, or the Company Entities’ use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company Entities in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers.

Section 3.           Representations and Warranties of Parent and Merger Subs

Each of Parent and Merger Subs represents and warrants to the Company as follows (it being understood that the representations and warranties contained in this Section 3 are subject to: (a) the exceptions and disclosures set forth in the Parent Disclosure Schedule (subject to Section 9.6); and (b) the disclosures in any Parent SEC Report filed with the SEC at least two Business Days before the date of this Agreement (but (i) without giving effect to any amendment thereto filed with the SEC thereafter, (ii) excluding any disclosure contained under the heading “Risk Factors” or any similar heading or caption (other than statements that are factual in nature contained therein), any disclosure of risks included in any “forward-looking statements” disclaimer (other than statements that are factual in nature contained therein) and any other statement or other disclosure that is predictive or forward-looking in nature, and (iii) excluding any Parent SEC Reports that are not publicly available on EDGAR on the date that is two Business Days before the date of this Agreement)):

3.1           Due Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Merger Sub One and Merger Sub Two is duly formed or organized (as applicable) and validly existing and in good standing under the laws of the State of Delaware. Each of Parent, Merger Sub One and Merger Sub Two has the requisite corporate or limited liability power (as applicable) and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent, Merger Sub One and Merger Sub Two is, to the extent required, duly qualified or licensed as a foreign corporation or limited liability company (as applicable) to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary (to the extent such concept is recognized in such jurisdiction), except where the failure to be so duly qualified or licensed and in good standing would not result in a Material Adverse Effect on Parent.

3.2           Certificate of Incorporation and Bylaws. Parent has Made Available to the Company accurate and complete copies of (i) the certificate of incorporation of Parent and (ii) the amended and restated bylaws of Parent, each in effect as of the date of this Agreement, and Parent is not in violation of any of the provisions thereof.

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3.3           Capitalization, Etc.

(a)           Except as would not have a Material Adverse Effect on Parent, all of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the Capitalization Date, the authorized capital stock of Parent consists of: (i) 500,000,000 shares of Parent Common Stock of which 158,842,224 shares have been issued and are outstanding as of the Capitalization Date; and (ii) 10,000,000 shares, without par value, of preferred stock (the “Parent Preferred Stock”), of which no shares are issued and outstanding as of the date of this Agreement.

(b)           As of the Capitalization Date: (i) 546,271 shares of Parent Common Stock are reserved for future issuance pursuant to Parent Options; (ii) (A) 843,908 shares of Parent Common Stock are subject to issuance and/or delivery pursuant to Parent RSUs and (B) up to a maximum of 286,360 shares of Parent Common Stock (143,180 assuming target performance) are subject to issuance and/or delivery pursuant to Parent PSUs; (iii) no shares of Parent Restricted Stock are outstanding; (iv) no shares of Parent Common Stock are subject to stock appreciation rights, whether granted under the Parent Equity Plans or otherwise; (v) no Parent Equity Awards are outstanding other than those granted under the Parent Equity Plans; and (vi) 9,393,256 shares of Parent Common Stock are reserved for future issuance pursuant to Parent Equity Awards not yet granted under the Parent Equity Plans.

(c)           Parent has Made Available to the Company accurate and complete copies of all equity-based plans or, if not granted under an equity plan, such other Contract, pursuant to which any stock options, stock appreciation rights, restricted stock units, deferred stock units or restricted stock awards (including all outstanding Parent Equity Awards, whether payable in equity, cash or otherwise) are currently outstanding as of the date of this Agreement, and the forms of all stock option, stock appreciation right, restricted stock unit, deferred stock unit and restricted stock award agreements evidencing such stock options, stock appreciation rights, restricted stock units, deferred stock units or restricted stock awards (including all outstanding Parent Equity Awards, whether payable in equity, cash or otherwise).

(d)           As of the date of this Agreement, except as set forth in Section 3.3(a) and Section 3.3(b), there is no: (i) outstanding equity-based compensation award, subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests of any of the Parent Entities; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other equity interests of any of the Parent Entities; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Parent Entities is or may become obligated to sell or otherwise issue any shares of its capital stock or any other equity interests; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other equity interests of any of the Parent Entities.

(e)           All outstanding shares of Parent Common Stock, options, warrants, equity-based compensation awards (whether payable in equity, cash or otherwise) and other equity interests of Parent and the Parent Entities have been issued and granted in compliance with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in applicable Contracts, in each case, except as would not have a Material Adverse Effect on Parent.

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(f)           Except as would not have a Material Adverse Effect on Parent: (i) there are no shares of Parent Common Stock held by any of the Parent Entities; (ii) there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock; and (iii) all of the outstanding shares of capital stock of each Significant Subsidiary of Parent have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by Parent, free and clear of any Encumbrances. Except as set forth on Part 3.3(f) of the Parent Disclosure Schedule, none of the Parent Entities is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other equity interests of Parent or such Parent Entity, except as would not be material to the Parent Entities, taken as a whole.

3.4           SEC Filings; Financial Statements.

(a)           All statements, reports, schedules, forms and other documents required to have been filed by Parent with the SEC since October 31, 2025 have been so filed on a timely basis (such filings, and all amendments thereto, but excluding the Joint Proxy Statement/Prospectus and the Form S-4, the “Parent SEC Reports”). None of Parent’s Subsidiaries is required to file any periodic reports with the SEC pursuant to the Exchange Act. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) none of the Parent SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. For purposes of this Agreement, the term “file” and variations thereof shall also mean furnished to the SEC, as the context requires. As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Parent SEC Reports. As of the date of this Agreement, to the Knowledge of Parent, none of the Parent SEC Reports is the subject of any ongoing review by the SEC.

(b)           The consolidated financial statements (including any related notes and auditor reports) contained or incorporated by reference in the Parent SEC Reports: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not be material in amount to the Parent Entities, taken as a whole); and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Parent Significant Entities are required by GAAP to be included in the consolidated financial statements of Parent.

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(c)           The Parent Entities maintain a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, in all material respects.

(d)           Since October 31, 2025, to the Knowledge of Parent, Parent has not had: (i) any “significant deficiency” or “material weakness” in the design or operation of its internal control over financial reporting that is reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information; or (ii) any fraud, whether or not material, that involves management or any other employee who has (or has had) a significant role in Parent’s internal control over financial reporting.

(e)           The Parent Entities maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information concerning the Parent Entities is made known on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent is in material compliance with the applicable listing and other rules and regulations of the New York Stock Exchange and, since the Spin-Off Date, has not received any written notice from the New York Stock Exchange asserting any non-compliance with such rules and regulations.

(f)           Parent is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act applicable to it.

3.5           Absence of Changes. Between October 31, 2025 and the date of this Agreement: (a) there has not been any Material Adverse Effect on Parent; and (b) none of the Parent Entities has taken any action, or authorized, approved, committed or agreed to take any action that, if taken during the Pre-Closing Period, would require the Company’s consent under Section 4.3(b)(i), Section 4.3(b)(vi), Section 4.3(b)(x) Section 4.3(b)(xvii) and Section 4.3(b)(xviii).

3.6           Parent Real Property; Equipment; Leasehold.

(a)           Except as would not have a Material Adverse Effect on Parent, Parent or the applicable Parent Entity has good, valid and marketable title to all real property owned by any of the Parent Entities (together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto, the “Parent Owned Real Property”) subject to no Encumbrances other than Permitted Encumbrances.

(b)           Except as would not have a Material Adverse Effect on Parent, Parent or the applicable Parent Entity has a good, valid and subsisting leasehold, subleasehold, license or occupancy interest in and to each real property leased, subleased, licensed, or occupied by any of the Parent Entities, including all buildings, structures, fixtures and other improvements leased, subleased or licensed to the Parent Entities (all such real property, collectively, the “Parent Leased Real Property” and such leases, subleases, and other agreements, together with all amendments, modifications, and guaranties, if any, related thereto, are, collectively, the “Parent Leases”). Except as would not have a Material Adverse Effect on Parent, all of the Parent Leases are valid and in full force and effect, and to the Knowledge of Parent, there is no default or event which, with the passage of time, the giving of notice or both, would become a default by any party under any Parent Lease.

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(c)           All material items of equipment and other tangible assets owned by or leased to the Parent Entities (including the Parent Owned Real Property and the Parent Leased Real Property) are adequate for the uses to which they are being put and are in satisfactory condition and are adequate for the conduct of the businesses of the Parent Entities in the manner in which such businesses are currently being conducted, except as would not have a Material Adverse Effect on Parent.

3.7           Intellectual Property; Data Privacy

(a)           Except as would not have a Material Adverse Effect on Parent, the Parent Entities exclusively own all right, title and interest in and to the Parent IP, free and clear of any Encumbrances, except for Permitted Encumbrances.

(b)           Except as would not have a Material Adverse Effect on Parent, since October 31, 2025 (i) each of the Parent Entities has taken commercially reasonable steps to maintain the confidentiality of its trade secrets and other confidential information, and (ii) to the Knowledge of Parent, there has been no unauthorized access, use, or disclosure of the foregoing.

(c)           Except as would not have a Material Adverse Effect on Parent, to the Knowledge of Parent, the Parent Entities own or otherwise have sufficient rights in all Intellectual Property Rights necessary to conduct the business of the Parent Entities as currently conducted; provided, however, that nothing in this Section 3.7(c) shall be deemed to constitute a representation or warranty as to infringement, misappropriation or other violation of Intellectual Property or Intellectual Property Right.

(d)           Except as would not have a Material Adverse Effect on Parent, all Parent IP that is Registered IP is subsisting, and to the Knowledge of Parent, valid and enforceable (other than pending applications). Without limiting the generality of the foregoing, except as would not have a Material Adverse Effect on Parent: no Legal Proceeding is as of the date of this Agreement or since October 31, 2025 through the date of this Agreement has been pending or, to the Knowledge of Parent, threatened in writing, in which the ownership, scope, validity or enforceability of any Parent IP is being or has been contested or challenged. Except as would not have a Material Adverse Effect on Parent, to the Knowledge of Parent, no Person is currently infringing, misappropriating or otherwise violating, any Parent IP.

(e)           Except as would not have a Material Adverse Effect on Parent, to the Knowledge of Parent, (i) since October 31, 2025, none of the Parent Entities has infringed, misappropriated or otherwise violated any Intellectual Property or Intellectual Property Right of any other Person, and (ii) none of the Parent Products or the conduct of the business of any of the Parent Entities infringes, violates or makes unlawful use of any Intellectual Property Right of any other Person, and no Parent Product contains any Intellectual Property misappropriated from any other Person. Without limiting the generality of the foregoing, and except as set forth on Part 3.7(e) of the Parent Disclosure Schedule and except as would not have a Material Adverse Effect on Parent, (x) as of the date of this Agreement, no infringement, misappropriation, violation or similar claim or Legal Proceeding is pending or, to the Knowledge of Parent, threatened in writing against any of the Parent Entities; and (y) since October 31, 2025 through the date of this Agreement, none of the Parent Entities has received any written notice relating to any actual, alleged or suspected infringement, misappropriation, violation or unlawful use by any Parent Product, or by any of the Parent Entities, of any Intellectual Property or Intellectual Property Right of another Person.

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(f)           Except as would not have a Material Adverse Effect on Parent, (i) the Parent Entities’ Processing of Personal Data has in the last three years complied, and complies with: (A) terms in Parent Contracts related to data privacy; (B) applicable Information Privacy and Security Laws; and (C) applicable written privacy policies and procedures adopted by the Parent Entities; (ii) each Parent Entity maintains commercially reasonable measures designed to protect the confidentiality, integrity and security of its Personal Data and its IT Systems against any unauthorized use, access, interruption, modification or corruption; (iii) each Parent Entity has implemented and maintains an information security program, and maintains incident response and notification procedures, including in the case of any breach of security compromising Personal Data; (iv) to the Knowledge of Parent, no IT System contains any listening or recording device of which the user or customer is not made aware, “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry), disabling codes or instructions or any other code designed or intended to harm or otherwise impede the operation of such IT System; (v) since October 31, 2025, there has been no data security breach of any IT System, or unauthorized acquisition, access, use or disclosure of any Personal Data, owned, transmitted, used, stored, received or controlled by the Parent Entities; and (vi) no Parent Entity (A) to the Knowledge of Parent, is under investigation by any Governmental Body for a violation of any Information Privacy and Security Law; or (B) has in the last three years received any written notice or audit request from a Governmental Body relating to any such violation.

3.8           Material Contracts.

(a)           Part 3.8(a) of the Parent Disclosure Schedule identifies, as of the date of this Agreement, each of the following Parent Contracts:

(i)           any Contract that provides for indemnification of a director or officer of Parent and is material to the Parent Entities, taken as a whole;

(ii)          any Contract that is material to the Parent Entities, taken as a whole: (A) involving a joint venture, strategic alliance, partnership or sharing of profits or revenue or similar agreement; or (B) for any capital expenditure in excess of $5,000,000;

(iii)         any Contract relating to the acquisition, transfer, development (including joint development) or joint ownership of any Intellectual Property or Intellectual Property Rights that is material to the Parent Entities, taken as a whole, except for assignments of Intellectual Property and Intellectual Property Rights to Parent Entities from their employees or contractors;

(iv)          any material Contract relating to the license of any material Intellectual Property or Intellectual Property Rights, except for (A) commercially available “shrink wrap” or similar licenses for unmodified “off-the-shelf” software or hosted or cloud-based services that are licensed to a Parent Entity on generally available, standard commercial terms, (B) Contracts entered into by a Parent Entity in the ordinary course of business, pursuant to which the Parent Entity grants to its customers, vendors, distributors, suppliers or resellers a non-exclusive license, (C) non-exclusive licenses that do not involve the payment or receipt of royalties or other amounts in excess of $5,000,000 annually, (D) nondisclosure agreements that do not contain any licenses of Intellectual Property or Intellectual Property Rights other than limited rights to use confidential information for the purposes stated therein and (E) licenses of Intellectual Property or Intellectual Property Rights granted under a Contract to which the license is incidental.

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(v)           any Contract entered into since October 31, 2025 involving the acquisition or disposition of any assets or business for consideration in excess of $20,000,000 with outstanding obligations of Parent or any Parent Entity that are material to the Parent Entities, taken as a whole;

(vi)          any Contract that restricts the ability of the Parent Entities to compete in any line of business, with any Person or in any geographic area and, in each case, that is material to the Parent Entities, taken as a whole;

(vii)        any Contract that: (A) grants exclusive rights to license, market, sell or deliver any product or service of any Parent Entity; (B) contains any “most favored nation” or similar provision in favor of the counterparty; (C) contains a right of first refusal, first offer or first negotiation or any similar right with respect to an asset owned by a Parent Entity; or (D) provides for a “sole source” or similar relationship or contains any provision that requires the purchase of all or a material portion of Parent’s or any of a Parent Entity’s requirements from any third party, and, in the case of each of the foregoing clauses (A) through (D), is material to the Parent Entities, taken as a whole;

(viii)       any mortgage, indenture, guarantee, loan, credit agreement, security agreement or other Contract that is material to the Parent Entities, taken as a whole, relating to the borrowing of money or extension of credit, in each case, in excess of $10,000,000, other than: (A) accounts receivable and accounts payable; and (B) loans to or guarantees of obligations of direct or indirect wholly owned Subsidiaries of Parent, in each case, arising or provided in the ordinary course of business consistent with past practice;

(ix)         any Contract that is material to the Parent Entities, taken as a whole: (A) that creates any obligation under any interest rate, currency or commodity derivative or hedging transaction; or (B) pursuant to which any Parent Entity creates or grants a material Encumbrance on any of its material properties or other assets (other than any Permitted Encumbrance);

(x)           any Contract that is material to the Parent Entities, taken as a whole, providing for outsourcing, contract manufacturing, testing, assembly or fabrication of any product, technology or service of any of the Parent Entities, excluding purchase orders and sales orders entered into in the ordinary course of business;

(xi)         any Contract that is reasonably expected to result in payments to or from the Parent and its Subsidiaries in excess of $5,000,000 during the current fiscal year, other than Contracts, purchase orders and sales orders entered into with customers and suppliers for the purchase or sale of goods or services in the ordinary course of business;

(xii)        any settlement, conciliation or similar Contract that (A) materially restricts or imposes any material obligation on any Parent Entity or materially disrupts the business of any of the Parent Entities as currently conducted; or (B) that would require any of the Parent Entities to pay consideration valued at more than $1,000,000 in the aggregate after the date of this Agreement; or

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(xiii)       any Parent Contract that is material to the Parent Entities, taken as a whole (other than a Contract evidencing any Parent Equity Award on the form or forms used by Parent in the ordinary course of business and Made Available to the Company): (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any equity interest in any Parent Entity; (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any equity interest in any Parent Entity;

For purposes of this Agreement, Parent Contracts of the type required to be set forth in Part 3.8(a) of the Parent Disclosure Schedule and each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) shall be deemed to constitute a “Parent Material Contract.”

(b)           Except as would not have a Material Adverse Effect on Parent: (i) each Parent Contract that constitutes a Parent Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Enforceability Exceptions; (ii) none of the Parent Entities, and, to the Knowledge of Parent, no other Person, has materially violated or breached, or committed any material default under, any Parent Contract; (iii) to the Knowledge of Parent, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to: (A) result in a material violation or breach of any of the provisions of any Parent Contract; (B) give any Person the right to declare a material default or exercise any remedy under any Parent Contract; (C) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Parent Contract; (D) give any Person the right to accelerate the maturity or performance of any Parent Contract that constitutes a Parent Material Contract; or (E) give any Person the right to cancel, terminate or modify any Parent Contract that constitutes a Parent Material Contract; and (iv) since October 31, 2025, none of the Parent Entities has received any written notice or, to the Knowledge of Parent, other communication regarding any actual or possible violation or breach of, or default under, any Parent Material Contract.

3.9           Liabilities. None of the Parent Entities has any Liability of any nature, whether accrued, absolute, contingent, matured or unmatured or otherwise, in each case, that are required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company Entities (or disclosed in the notes to such balance sheet), other than (i) Liabilities identified as such in the “liability” column of the Parent Balance Sheet; (ii) normal and recurring current Liabilities that have been incurred by the Parent Entities since the date of the Parent Balance Sheet in the ordinary course of business; (iii) Liabilities for performance of obligations of the Parent Entities under Parent Contracts; and (iv) Liabilities that would not have a Material Adverse Effect on the Parent

3.10           Compliance with Legal Requirements.

(a)           Each of the Parent Entities is, and has at all times since October 31, 2025 been, in compliance with all applicable Legal Requirements except where the failure to be in compliance would not have a Material Adverse Effect on Parent. Since October 31, 2025, none of the Parent Entities has received any written notice or, to the Knowledge of Parent, other communication from any Governmental Body or other Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement, except for such actual or possible violations or failures to comply as would not have a Material Adverse Effect on Parent.

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(b)           Except as would not have a Material Adverse Effect on Parent, since October 31, 2025, none of the Parent Entities, and, to the Knowledge of Parent, no director, officer, other employee, distributor, reseller, consultant, agent or other third party, in each case, acting on behalf of any of the Parent Entities, has directly or indirectly: (i) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made, offered or authorized any unlawful payment to any foreign or domestic government official or employee, to any employees or officials working for state-owned or controlled entities, to any individual employed by or working on behalf of a public international organization or to any foreign or domestic political party or campaign or violated any provision of any applicable anti-corruption or anti-bribery Legal Requirement, including the Foreign Corrupt Practices Act of 1977, as amended, and the United Kingdom Bribery Act of 2010; or (iii) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment. For purposes of this Section 3.10(b), an “unlawful payment” shall include any transfer of funds or any other thing of value, such as a gift, transportation, accommodations, meals or entertainment, which transfer is contrary to any Legal Requirement, including any payment to a third party all or part of the proceeds of which is used for a corrupt payment. Each of the Parent Entities maintains internal controls and compliance programs reasonably designed to detect and prevent violations of anti-corruption (including the FCPA and UKBA) and except as would not have a Material Adverse Effect on Parent, since October 31, 2025, none of the Parent Entities has been investigated, charged or prosecuted for any violation of any anti-corruption or Trade Control Law.

(c)           Except as would not have a Material Adverse Effect on Parent, since October 31, 2025, none of the Parent Entities nor, to the Knowledge of Parent, any of their respective directors, officers, employees or agents acting on behalf of any Parent Entity: (i) is or has been a Restricted Party; (ii) has violated or made a disclosure (voluntary or otherwise) regarding compliance with any Trade Control Laws or any other similar Legal Requirement; (iii) engaged in any sales, exports, re-exports, transfers, provision or import, receipt or procurement of any services, commodities, software or technology involving Sanctioned Countries or Restricted Parties; (iv) engaged in any investments, payments or other financial or non-financial transactions involving Sanctioned Countries or Restricted Parties; (v) operated in or have a presence in Sanctioned Countries; or (vi) had any contracts or agreements involving Sanctioned Countries or Restricted Parties, including distribution agreements that include Sanctioned Countries in their authorized territories.

3.11           Tax Matters. Except as would not have a Material Adverse Effect on Parent:

(a)           Each of the Parent Entities has timely filed all Tax Returns required to be filed by it and all such Tax Returns are true, correct and complete in all respects. Each of the Parent Entities has timely paid all Taxes due and payable by it (whether or not shown as due on any Tax Return).

(b)           No Parent Entity has agreed to any extension or waiver of the limitation period applicable to any Tax Return, or agreed to any extension of time with respect to any Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(c)           As of the date of this Agreement, (i) no Tax audit, claim or Legal Proceeding is pending or has been threatened in writing against or with respect to any Parent Entity in respect of any Tax; (ii) there are no Encumbrances for Taxes upon any of the assets of any Parent Entity except liens for current Taxes not yet due and payable or delinquent; (iii) no deficiency for any amount of Taxes has been proposed or asserted in writing or assessed by any Governmental Body against any Parent Entity that remains unpaid; and (iv) no written claim has ever been made by any Governmental Body in a jurisdiction where Parent or a Parent Entity does not file a Tax Return that it is or may be subject to taxation in that jurisdiction.

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(d)           During the five-year period ending on the date of this Agreement, no Parent Entity has distributed stock of another Person, or (except pursuant to the Distribution (as such term is defined in the Tax Matters Agreement)) has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(e)           No Parent Entity has any Liability for the Taxes of any Person (other than another Parent Entity) under Treas. Reg. § 1.1502-6 (or any similar provision of any state, local or foreign Legal Requirements, including any arrangement for group or consortium relief or similar arrangement) or as a transferee or successor.

(f)           No Parent Entity is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (except for (i) the Tax Matters Agreement or (ii) an agreement (A) solely between Parent and/or any Parent Entity, (B) that will terminate as of Closing or (C) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes).

(g)           No Parent Entity has participated in, or is currently participating in, a “Listed Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or a similar transaction under similar provisions of state, local or foreign Legal Requirements.

(h)           Except to the extent specifically reserved for, in accordance with GAAP, on the Parent Balance Sheet, no Parent Entity will be required to include any items of income in, or exclude any items of deduction from, taxable income for a taxable period ending after the Closing as a result of: (i) any change in accounting method or use of an improper method of accounting as a result of transactions or events occurring, or accounting methods employed, prior to the Closing; (ii) any “closing agreement” under Section 7121 of the Code (or any similar provision of state, local or foreign Legal Requirements) executed prior to the Closing; (iii) any installment sale or open transaction that occurred prior to the Closing; or (iv) any prepaid amount received outside the ordinary course of business prior to the Closing.

(i)           No Parent Entity has taken any action and, to the Knowledge of Parent, there are no facts, agreements, plans or other circumstances that could reasonably be expected to preclude the Mergers from qualifying for the Intended Tax Treatment.

(j)           No Parent Entity has taken or failed to take any action (and Parent is not aware of any other Person having taken or failed to take any action), which action or failure to act is reasonably expected to cause the Parent Entities to be liable for Transaction Taxes. To the Knowledge of Parent, the Tax Opinion (as defined in the Tax Matters Agreement) has not been revoked, modified or withdrawn, and Parent is not aware of the existence of any fact that is reasonably expected to result in such revocation, modification or withdrawal. Each of the Parent Entities is in compliance with its Tax Opinion Representations (as defined in the Tax Matters Agreement). There are not pending or threatened in writing any material claims against any Parent Entity under the Tax Matters Agreement and Parent is not aware of the existence of any facts or circumstances that are reasonably expected to give rise to such claims, except to the extent adequate reserves for the amount of such claims are reflected in the financial statements of Parent included in Parent SEC Reports (adjusted solely for operations in the ordinary course).

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(k)            Parent has delivered to RemainCo the fully executed Unqualified Transaction Tax Opinion, dated as of the date hereof, with a true and complete copy thereof to the Company. RemainCo and Parent have executed the RemainCo Consent, which is in full force and effect and is binding on the parties thereto in accordance with its terms. Parent has not received any written notice from RemainCo terminating, withdrawing or materially modifying the RemainCo Consent, including without limitation on the basis that the Unqualified Transaction Tax Opinion is invalid (any such notice, a “RemainCo Consent Withdrawal Notice”) and RemainCo has not initiated any Legal Proceeding seeking to restrain, enjoin or prohibit the Mergers (a “RemainCo Action”).

3.12         Insurance. Except as would not have a Material Adverse Effect on Parent: (a) the Parent Entities maintain insurance policies in such amounts and against such risks of a character as are customary for the industries in which they operate; (b) such insurance policies are in full force and effect, (c) all premiums due thereon have been paid, and (d) none of the Parent Entities has received written notice of cancellation, termination or material default with respect to any such policy.

3.13	Legal Proceedings; Orders.

(a)            Except as would not have a Material Adverse Effect on Parent: (i) there is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened to commence any Legal Proceeding: (A) that involves any of the Parent Entities or any of the assets owned or used by any of the Parent Entities; or (B) that challenges, or that may have the effect of preventing, materially delaying or making illegal, the Mergers or any of the other Contemplated Transactions; and (ii) to the Knowledge of Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could reasonably be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b)            Except as would not have a Material Adverse Effect on Parent, (i) there is no Order to which any of the Parent Entities, or any of the assets owned or used by any of the Parent Entities, is subject and (ii) to the Knowledge of Parent, no named executive officer of Parent is subject to any Order that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of any of the Parent Entities.

3.14	Authority; Binding Nature of Agreement.

(a)            Each of Parent, Merger Sub One and Merger Sub Two has the necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject to the approval of the Parent Stock Issuance by the Required Parent Stockholder Vote. The execution and delivery of this Agreement by Parent, Merger Sub One and Merger Sub Two and the consummation by Parent, Merger Sub One and Merger Sub Two of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub One and Merger Sub Two. This Agreement constitutes the legal, valid and binding obligation of Parent, Merger Sub One and Merger Sub Two, enforceable against Parent, Merger Sub One and Merger Sub Two in accordance with its terms, subject to the Enforceability Exceptions.

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(b)            The board of directors of Parent has: (i) determined that the consideration payable pursuant to Section 1.6(a)(iv) constitutes fair value for each share of Parent Common Stock in accordance with the DGCL; (ii) determined that the Merger Consideration constitutes fair value for each share of Company Common Stock in accordance with the DGCL; (iii) approved the Mergers and this Agreement; and (iv) resolved, subject to Section 5.3(f), to recommend approval of the Parent Stock Issuance to Parent’s stockholders.

3.15         Vote Required. The Required Parent Stockholder Vote is the only vote of Parent’s stockholders that is necessary to approve the Parent Stock Issuance and no other vote of Parent’s stockholders is required for Parent to adopt this Agreement and consummate the Mergers or the Contemplated Transactions.

3.16         Non-Contravention; Consents. Neither the execution, delivery or performance of this Agreement nor the consummation of the Mergers or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)            contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Parent Entities or (ii) any resolution adopted by the stockholders or equityholders, the board of directors (or similar governing body) or any committee of the board of directors (or similar governing body) of any of the Parent Entities;

(b)            except as would not have a Material Adverse Effect on Parent, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Mergers or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any of the Parent Entities, or any of the assets owned or used by any of the Parent Entities, is subject;

(c)            except as would not have a Material Adverse Effect on Parent, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Parent Entities or that otherwise relates to the business of any of the Parent Entities or to any of the assets owned or used by any of the Parent Entities;

(d)            except as would not have a Material Adverse Effect on Parent, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract or Parent Employee Plan; (ii) receive or require a rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract or Parent Employee Plan; (iii) accelerate the maturity or performance of any Parent Material Contract or Parent Employee Plan; or (iv) cancel, terminate or modify any right, benefit, obligation or other term of any Parent Material Contract or Parent Employee Plan;

(e)            except as would not have a Material Adverse Effect on Parent, result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Parent Entities (except for minor liens that do not, individually or in the aggregate, adversely affect the value or use of such asset for its current and anticipated purposes in any material respect).

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Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act, any other Regulatory Approval and the New York Stock Exchange rules and listing standards, none of the Parent Entities was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Mergers or any of the other Contemplated Transactions, except as would not have a Material Adverse Effect on Parent.

3.17         Stock Ownership. As of the date of this Agreement, none of Parent, Merger Sub One or Merger Sub Two or any of their respective controlled Affiliates owns any shares of Company Common Stock.

3.18         Capitalization and Operations of the Merger Subs. All of the issued and outstanding shares of Merger Sub One and Merger Sub Two are, as of the date of this Agreement, and immediately prior to the Closing will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub One and Merger Sub Two were formed solely for the purpose of engaging in the Contemplated Transactions, and neither Merger Sub One nor Merger Sub Two has conducted any material business prior to the date of this Agreement or has material assets or material obligations of any nature, other than those incident to its formation and those incurred pursuant to or in connection with this Agreement, the Mergers and the other Contemplated Transactions.

3.19	Financing.

(a)            Parent has delivered to the Company true, complete and correct copies of the executed Debt Commitment Letter, pursuant to which the Financing Sources party thereto have committed, subject solely to the terms thereof, to provide or cause to be provided the debt financing set forth therein for the purposes of financing the Contemplated Transactions on the date on which the Closing is to occur pursuant to Section 1.3. Parent has also delivered to the Company a copy of any fee letter related to the Debt Financing (redacted to mask only the fees payable therein in respect of the Debt Financing, the rates and amounts included in the “market flex” provisions and other economic, financial, dollar and ratio terms (including related dates), in each case, that do not adversely affect the availability, enforceability or termination of the Debt Financing or to reduce the amount thereof to be less than the amount required to comply with the representation in Section 3.11(b)) relating to the Debt Commitment Letter (any such fee letter, a “Fee Letter”). Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent or other contingencies (including any “market flex” provisions applicable thereto) to the obligations of the parties thereto to fund the full amounts contemplated by the Debt Financing.

(b)            Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter and the satisfaction or waiver of each of the conditions set forth in Section 6, the aggregate net proceeds from the Debt Financing when funded in accordance with the Debt Commitment Letter, together with all other sources of cash or other financing sources available to Parent, will be sufficient for the payment when due of the cash component of the Merger Consideration, all costs and expenses of the Contemplated Transactions which become due or payable by Parent, the Surviving Company or any Company Entity in connection with the Merger, and any repayment or refinancing of indebtedness contemplated by the Debt Commitment Letter (collectively, the “Financing Uses”).

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(c)            As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and has not been withdrawn, terminated or rescinded or otherwise amended, supplemented or modified in any respect and no such withdrawal, termination or rescission is currently contemplated by Parent or, to the knowledge of Parent, the other parties thereto. The Debt Commitment Letter is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the Financing Sources party thereto, enforceable against Parent and, to the knowledge of Parent, the Financing Sources party thereto in accordance with its terms, subject to the Enforceability Exceptions. As of the date of this Agreement, there are no conditions precedent or other contingencies related to the funding of the full amount (or any portion) of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter (including exhibits thereto) as in effect on the date hereof. As of the date of this Agreement, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, constitutes, or could constitute, a breach, default or failure to satisfy a condition under the Debt Commitment Letter by or on the part of Parent or, to Parent’s knowledge, any other party to the Debt Commitment Letter under the Debt Commitment Letter. As of the date of this Agreement, there are no side letters or other agreements, contracts, arrangements or understandings of any kind (written or oral) directly or indirectly related to the Debt Financing or the Debt Commitment Letter that contains a Prohibited Modification. Parent has fully paid all commitment fees and other fees required to be paid on or prior to the date of this Agreement in connection with the Debt Financing. As of the date of this Agreement, Parent is not, and has no reason to be, aware of any fact, event or other occurrence that makes any of the representations or warranties in the Debt Commitment Letter inaccurate in any respect. As of the date of this Agreement, no Person that is a party to the Debt Commitment Letter has notified Parent (or any of its Affiliates or Representatives) of its intention to terminate any of its obligations under the Debt Commitment Letter or to not provide the Debt Financing. As of the date hereof, assuming the satisfaction of the conditions set forth in Sections 6 and 7, no event has occurred that would result in a breach of or a default (or an event that, with or without notice or lapse of time, or both, would be a breach or default) under the Debt Commitment Letter by the Parent or, to the knowledge of the Parent, each other party thereto. As of the date hereof, assuming the satisfaction of the conditions set forth in Section 6 and Section 7, the Parent has no reason to believe that the full amount under the Debt Commitment Letter will not be available to Parent or Merger Subs on the Closing Date.

3.20         Solvency. Assuming (a) the representations and warranties contained in Section 2 are accurate as of the date of this Agreement and will be accurate as of the Closing Date as if made on and as of the Closing Date (in each case, disregarding all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations and warranties), (b) the satisfaction of all of the conditions contained in Section 6, (c) that any pro forma financial statements, estimates, projections or forecasts of the Company Entities were prepared in good faith and were and continue to be based on reasonable assumptions and (d) immediately prior to the Closing, the Company Entities are Solvent (substituting references to “Parent” in such definition with references to the “Company”), immediately following the Closing, after giving effect to the Contemplated Transactions, Parent and its Subsidiaries (including the Surviving Company), taken as a whole, will be Solvent. As used herein, “Solvent” means, with respect to Parent and its Subsidiaries, taken as a whole, immediately following the Closing, that: (i) the fair value of the property of Parent and its Subsidiaries, taken as a whole, immediately following the Closing is greater than the total amount of liabilities, including, contingent liabilities, of Parent and its Subsidiaries, taken as a whole, immediately following the Closing; (ii) the present fair salable value of the assets of Parent and its Subsidiaries, taken as a whole, immediately following the Closing is not less than the amount that will be required to pay the probable liability of Parent and its Subsidiaries, taken as a whole, on their debts as they become absolute and matured; (iii) immediately following the Closing, Parent and its Subsidiaries, taken as a whole, do not have outstanding debts or liabilities beyond their ability to pay such debts and liabilities as they mature; and (iv) immediately following the Closing, Parent and its Subsidiaries, taken as a whole, are not engaged in a business or a transaction, and are not proposing to engage in a business or a transaction, for which Parent’s and its Subsidiaries’ property, taken as a whole, would constitute an unreasonably small amount of capital. The amount of contingent liabilities at any time shall be computed under this Section 3.20 as the amount that, in the light of all the facts and circumstances existing immediately following the Closing, is probable to become an actual or matured liability.

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3.21	Fairness Opinions

(a)            The Parent Board of Directors has received the opinion of Goldman Sachs & Co. LLC, financial advisor to Parent, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be paid by Parent for shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to Parent. Parent has received the consent of Goldman Sachs & Co. LLC to include such opinion in the Joint Proxy Statement/Prospectus.

(b)            The Parent Board of Directors has received the opinion of PJT Partners LP, financial advisor to Parent, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be paid by Parent for shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to Parent. Parent has received the consent of PJT Partners LP to include such opinion in the Joint Proxy Statement/Prospectus.

3.22         Advisors’ Fees. Except for Goldman Sachs & Co. LLC and PJT Partners LP, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Parent Entities. The aggregate amount of, or the means to calculate, as of the Closing, such fees and expenses has been disclosed to the Company.

3.23         Related Person Transactions. Except for compensation or other employment arrangements entered into in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between any Parent Entity, on the one hand, and any Affiliate (including any director or officer) thereof (but not including any wholly owned Subsidiary of Parent), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act in Parent’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.24         Disclosure. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of the Company or the stockholders of Parent or at the time of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Parent, Merger Sub One or Merger Sub Two with respect to statements made or incorporated by reference therein based on information supplied by any Company Entity for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus.

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3.25	Employee and Labor Matters; Benefit Plans

(a)            Parent has Made Available to the Company a list, dated as of the date of this Agreement (redacted to the extent required by applicable Legal Requirements), of all current employees (identified by employee identification number), whether active or inactive, of each of the Parent Entities, and correctly reflects for each: (i) date of hire; (ii) job title or position; (iii) current annual base salary or hourly wages; (iv) work location (city, state, country); (v) employing entity; (vi) classification as exempt or non-exempt under the Fair Labor Standards Act or the applicable Legal Requirements of the jurisdiction where such employees are located; and (vii) status as full-time, part-time, temporary or seasonal. Except as would not have a Material Adverse Effect on Parent, the employment of each employee of Parent or a Parent Entity who performs services for such Parent Entity exclusively or primarily in the United States is terminable by such Parent Entity “at will” and the employment of each employee of Parent or a Parent Entity who performs services for such Parent Entity exclusively or primarily outside the United States is terminable either “at will” or at the expiration of the minimum notice period required by applicable Legal Requirements or contained in a Parent Collective Bargaining Agreement or other written Contract Made Available to the Company.

(b)            Part 3.25(b) of the Parent Disclosure Schedule accurately sets forth each Parent U.S. Collective Bargaining Agreement in effect as of the date of this Agreement. None of the Parent Entities is negotiating or currently required to negotiate the terms of, any Parent U.S. Collective Bargaining Agreement, and to the Knowledge of Parent, (i) there are no labor organizations, unions, works councils or similar entities representing, purporting to represent or seeking to represent any current employee of any of the Parent Entities in the United States and (ii) as of the date of this Agreement, there are no organizing, election or other activities pending or threatened by or on behalf of any union, works council, employee representative or other labor organization or group of employees with respect to any current employee of any of the Parent Entities in the United States. Except as would not have a Material Adverse Effect on Parent, (i) no labor union, works council or other collective bargaining representative claims to or, to the Knowledge of Parent, is seeking to represent any current Parent Associate in the United States and (ii) there is no union, works council, employee representative or other labor organization in the United States, which, pursuant to any applicable Legal Requirement, must provide consent for or otherwise formally approve of the Contemplated Transactions. Since October 31, 2025, none of the Parent Entities has engaged in any unfair labor practice, except as would not have a Material Adverse Effect on Parent. Except as would not have a Material Adverse Effect on Parent, there are no slowdowns, strikes, pickets, boycotts, group work stoppages, labor disputes, industrial disputes, controversies, labor interruptions, attempts to organize or union organizing activity, or any similar activity or material dispute in progress, pending or, to the Knowledge of Parent, threatened against or affecting any of the Parent Entities or any of their current Parent Associates, in each case, in effect as of the date of this Agreement.

(c)            Except as would not have a Material Adverse Effect on Parent, (i) each Parent Associate that renders or has rendered services to any of the Parent Entities that is or was classified as a Parent Contract Worker or other non-employee status or as an exempt or non-exempt employee, is properly characterized as such for all purposes and (ii) none of the Parent Entities has any Liability for any misclassification of any Parent Associate as an independent contractor or any non-exempt employee.

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(d)	Except as would not have a Material Adverse Effect on Parent:

(i)             to the Knowledge of Parent, each current employee of the Parent Entities is legally authorized to work in all locations where he or she performs services for the applicable employer.

(ii)            each Parent Entity is, and since October 31, 2025 each of the Parent Entities has been, in compliance with all Employment Laws.

(iii)           since October 31, 2025, no Parent Entity has effectuated a plant closing, termination, relocation, mass layoff, furlough, separation from position, reduction, or other termination of any current or former employee of any Parent Entity that, in each case, has imposed or would impose any obligation or other Liability upon any Parent Entity under WARN or would otherwise require any Parent Entity to notify or consult with, prior to or after the First Merger Effective Time, any Governmental Body or other Person with respect to the impact of the Contemplated Transactions.

(iv)            to the Knowledge of Parent, each employee who requires permission and/or authorization to work in the jurisdiction in which they carry out their employment had at the time of hire current and appropriate permission and/or authorization to work in that jurisdiction.

(v)             as of the date of this Agreement, there are no claims, charges, complaints or Legal Proceedings related to any Parent Associate that are pending or, to the Knowledge of Parent, threatened against any Parent Entity by or before any Governmental Body or arbitrator relating to any Employment Law.

(e)            Part 3.25(e) of the Parent Disclosure Schedule contains an accurate and complete list, as of the date of this Agreement, of each material Parent Employee Plan and separately identifies each material Foreign Parent Plan. Parent has Made Available to the Company with respect to each material Parent Employee Plan that is not a Foreign Parent Plan, in each case, to the extent applicable: (i) accurate and complete copies of all documents setting forth the terms of each such material Parent Employee Plan, including plan documents and all material amendments thereto (or a written description of such material Parent Employee Plan if such plan is not set forth in a written document); (ii) the most recently filed annual report (Form 5500 Series and all schedules and financial statements attached thereto), if any, required under ERISA or the Code; (iii) the trust agreement, insurance Contract or other funding instrument, if any; and (iv) the most recent funding statement or actuarial valuation report.

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(f)             Except as would not have a Material Adverse Effect on Parent, (i) each Parent Employee Plan has been established, maintained and operated in accordance with its terms and in compliance with all applicable Legal Requirements, including ERISA and the Code, (ii) any Parent Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to be qualified under Section 501(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of Parent, no event has occurred since the date of the most recent determination that would reasonably be expected to adversely affect such qualification, (iii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Parent Employee Plan, (iv) each Parent Employee Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without Liability to Parent, the Parent Entities, the Company Entities or any ERISA Affiliates (other than ordinary administration expenses), (v) as of the date of this Agreement, there is no audit, inquiry or Legal Proceeding pending or, to the Knowledge of Parent, threatened or reasonably anticipated by the IRS, DOL or any other Governmental Body with respect to any Parent Employee Plan, (vi) none of the Parent Entities or any ERISA Affiliate has incurred any penalty or Tax with respect to any Parent Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code or any penalty or Tax under applicable Legal Requirements that has not been satisfied in full, (vii) each of Parent, the Parent Entities and ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Parent Employee Plan and, to the extent not yet due, such contributions and other payments have been adequately accrued in the consolidated financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Reports, (viii) each Foreign Parent Plan (A) intended to qualify for special tax treatment satisfies the requirements for such treatment and (B) that is required to be registered or approved by any Governmental Body under applicable Legal Requirements has been so registered or approved.

(g)            Except as set forth in the Parent SEC Reports, none of the Parent Entities, and none of their respective ERISA Affiliates, has in the last three years, maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or has any material Liability in respect of, any: (i) Parent Employee Plan subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section 3(37) of ERISA; or (iii) plan described in Section 413 of the Code. Except as set forth in the Parent SEC Reports, each Foreign Parent Plan that is intended to be funded or book reserved is so funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Parent Plan, except as would not have a Material Adverse Effect on Parent.

(h)            No Parent Employee Plan provides for post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except, in each case, (i) as set forth in the Parent SEC Reports, (ii) any Parent Employee Plan that provides for the employer payment or subsidy of COBRA premiums, (iii) as may be required by COBRA or other applicable Legal Requirements at no cost to Parent, any of the Parent Entities or any Affiliate of any of the Parent Entities or (iv) as would not have a Material Adverse Effect on Parent.

(i)             Except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in combination with another event, whether contingent or otherwise): (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Parent Associate; or (ii) create any limitation or restriction on the right of any Parent Entity to merge, amend or terminate any Parent Employee Plan. Without limiting the generality of the foregoing, no amount payable to any Parent Associate as a result of the execution and delivery of this Agreement or the consummation of any of the Contemplated Transactions (either alone or in combination with any other event) would be an “excess parachute payment” within the meaning of Section 280G or a payment that would be nondeductible under Section 280G of the Code. None of the Parent Entities has any obligation to compensate any Parent Associate for any Taxes incurred by such Parent Associate under Section 4999 of the Code.

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(j)             None of the Parent Entities has any obligation to gross-up or otherwise reimburse any Parent Associate for any tax incurred by such person pursuant to Section 409A.

3.26	Environmental Matters. Except as would not have a Material Adverse Effect on Parent:

(a)            each of the Parent Entities is, and since October 31, 2025 has been, in compliance with, and is not subject to any Liability under, all applicable Environmental Laws, including timely applying for, possessing, maintaining, and complying with the terms and conditions of all Governmental Authorizations required under applicable Environmental Laws; and

(b)            Since October 31, 2025, or earlier for matters that remain unresolved, none of the Parent Entities has received any information request from a Governmental Body or any written notice, claim, complaint, demand or, to the Knowledge of Parent, other communication from any Person that alleges that any of the Parent Entities is not in compliance with, or has any Liability under, any Environmental Law or with respect to Hazardous Materials.

3.27	No Other Representations and Warranties.

(a)            EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS Section 3 (AS MODIFIED BY THE PARENT DISCLOSURE SCHEDULE) OF THIS AGREEMENT, PARENT MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND PARENT HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH THE COMPANY’S INVESTIGATION OF PARENT, THE COMPANY HAS RECEIVED FROM OR ON BEHALF OF PARENT CERTAIN PROJECTIONS. PARENT MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

(b)            Notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Subs acknowledges and agrees that: (i) except for the representations and warranties of the Company expressly set forth in Section 2, (x) the Company does not make, nor has made, any representation or warranty (including regarding the accuracy or completeness of any information, including any information provided to the Parent Entities or their Representatives) and (y) neither Parent nor the Merger Subs is relying on, and have not relied on, any representation or warranty made, or information provided, by or on behalf of the Company, in each case, regarding Company Entities, their business, this Agreement, the Mergers, any information provided to the Parent Entities in connection with this Agreement or the Mergers or any other related matter; (ii) except for the representations and warranties of the Company expressly set forth in Section 2, each of Parent and the Merger Subs disclaims any other representations or warranties and (iii) each of Parent and the Merger Subs has made its own independent investigation, review, and analysis regarding the Company Entities, and the Mergers, which investigation, review, and analysis were conducted by Parent and Merger Subs together with expert advisors, including legal counsel, that they have engaged for such purpose. None of the Company Entities or any other Person will have or be subject to any liability to Parent, Merger Subs or any other Person resulting from the distribution to the Parent Entities, or the Parent Entities’ use of, any such information, including any information, documents, projections, forecasts or other material made available to the Parent Entities in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers.

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Section 4.	Certain Covenants of the Company and Parent

4.1	Access and Investigation.

(a)            During the Pre-Closing Period, the Company shall, and shall ensure that each Company Entity and its and their respective Representatives, on the one hand, and Parent shall, and shall ensure that each Parent Entity and its and their respective Representatives, on the other hand: (i) provide the other party and its Representatives with reasonable access to its and their Representatives, personnel, properties and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such party and its Subsidiaries; and (ii) provide the other party and its Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to such party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such party and its Subsidiaries, as the other party may reasonably request, in the case of each of the foregoing clauses “(i)” and “(ii)” during normal business hours and for purposes reasonably related to the facilitation or consummation of the Contemplated Transactions; provided that such access and requests shall not unreasonably interfere with the business or operations of such party or its Subsidiaries. Notwithstanding the foregoing: (A) nothing in this Section 4.1(a) shall require any party or its Subsidiaries or its Representatives to disclose any information to the other party or the other party’s Representatives if, in the reasonable good faith judgment of such party, (1) such disclosure would violate any applicable Legal Requirement or Contract or jeopardize the attorney-client privilege, work-product doctrine or other legal privilege held by such party or any of its Subsidiaries, (2) result in the disclosure of competitively sensitive information, or (3) result in the disclosure of any information that is reasonably pertinent to any Legal Proceeding where any Company Entity, on the one hand, and any Parent Entity, on the other hand, are adverse parties or reasonably likely to become adverse parties; and (B) if a party or its Subsidiaries does not provide or cause its or their Representatives to provide such access or such information in reliance on clause “(A)(1)” of this sentence, then such party shall promptly provide a written notice to the other party stating that it is withholding such access or such information and stating the justification therefor, and shall use its reasonable best efforts to provide the applicable information in a way that would not violate such law or such Contract or jeopardize such privilege.

(b)            No party nor any of its Representatives shall have any right to perform any “invasive” testing or soil, air or groundwater sampling, including Phase II environmental assessments or investigations of the properties or facilities of the other party or any of its Subsidiaries without the prior written consent of the other party (which may be withheld, conditioned or delayed in its sole discretion).

(c)            The Confidentiality Agreement shall remain in full force and effect in accordance with its terms until the Closing Date.

4.2	Operation of the Company’s Business.

(a)            During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements or by the terms of any Contract in effect as of the date of this Agreement, (x) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (y) as expressly permitted, contemplated or required by this Agreement or (z) as set forth in Part 4.2(a) of the Company Disclosure Schedule: (i) the Company use reasonable best efforts to conduct, and shall ensure that each Company Entity uses reasonable best efforts to conduct, its business and operations in the ordinary course consistent with past practices in all material respects; and (ii) the Company shall use reasonable best efforts to ensure that each Company Entity preserves substantially intact its current business organization and substantially maintains its relations with all suppliers, customers, landlords, creditors, licensors, licensees and other third-party Persons, in each case, having material business relationships with the Company Entities, taken as a whole.

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(b)            During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements or by the terms of any Contract in effect as of the date of this Agreement, (x) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (y) as expressly permitted, contemplated or required by this Agreement or (z) as set forth in Part 4.2(b) of the Company Disclosure Schedule, the Company shall not, and the Company shall ensure that the Company Entities do not:

(i)             declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or otherwise) in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other equity interests, in each case other than (A) regular quarterly cash dividends in the ordinary course of business consistent with past practices (exclusively as to timing and amount per share) or (B) dividends or distributions by any wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, in each case, other than in the ordinary course of business;

(ii)            sell, issue, grant or authorize the sale, issuance or grant of: (A) any capital stock or other equity interest; (B) any option, stock appreciation right, restricted stock unit, deferred stock unit, market stock unit, performance stock unit, restricted stock award or other equity-based compensation award (whether payable in cash, stock or otherwise), call, warrant or right to acquire any capital stock or other equity interest; or (C) any instrument convertible into or exchangeable for any capital stock or other equity interest (except that the Company may issue shares of Company Common Stock upon the valid exercise of, or the vesting or scheduled delivery of shares pursuant to, Company Equity Awards in accordance with their terms, in each case, outstanding as of the date of this Agreement);

(iii)           amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Equity Plans or any provision of any Contract evidencing any Company Equity Award, or otherwise modify any of the terms of any outstanding Company Equity Award, warrant or other equity interest or any related Contract;

(iv)            (A) amend or permit the adoption of any amendment to the Company’s certificate of incorporation or bylaws; or (B) effect or become a party to any liquidation, dissolution, restructuring, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction, other than with respect to Subsidiaries with immaterial assets and liabilities or in connection with any bona fide internal reorganization;

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(v)             acquire any equity interest in any other Entity (other than a Company Entity), except for transactions solely among the Company or its wholly owned Subsidiaries or among such wholly owned subsidiaries;

(vi)            make any capital expenditure or incur any obligation or liability in respect thereof in excess of the amount budgeted for such expenditure in the Company’s capital expenditure budget set forth in Part 4.2(b)(vi) of the Company Disclosure Schedule, except that the Company Entities may make unbudgeted capital expenditures that, when added to all other unbudgeted capital expenditures made by or on behalf of the Company Entities during a fiscal quarter, do not exceed $5,000,000 in the aggregate;

(vii)          enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Company Material Contract or renew, extend, amend or terminate, or waive or exercise any material right or remedy under, any Company Material Contract, in each case, other than in the ordinary course of business;

(viii)         enter into or become bound by any Contract imposing any restriction on the right or ability of any Company Entity (A) to engage in any line of business or compete with, or provide services to, any other Person or in any geographic area, in each case which restriction would be material to the Company Entities taken as a whole, (B) to acquire any material product or other asset or any service from any other Person, sell any product or other asset to or perform any service for any other Person, or transact business or deal in any other manner with any other Person (in each case other than in the ordinary course of business) or (C) to develop, sell, supply, license, distribute, offer, support or service any product or any Intellectual Property or Intellectual Property Right or other asset to or for any other Person (in each case other than in the ordinary course of business);

(ix)           other than in the ordinary course of business consistent with past practice, enter into or become bound by any Contract that (A) grants material and exclusive rights to license, market, sell or deliver any product of any Company Entity, (B) contains any “most favored nation” or similar provision in favor of the other party or (C) contains a right of first refusal, first offer or first negotiation or any similar right with respect to any asset owned by a Company Entity that is material to the Company Entities, taken as a whole;

(x)             other than (A) for transactions solely among the Company and its wholly owned Subsidiaries, (B) sales of inventory, or dispositions of obsolete or worthless equipment in the ordinary course of business, (C) sales, disposals, leases or licenses of any asset in which the consideration does not exceed $3,000,000 for any single transaction or $10,000,000 in the aggregate for all such transactions and (D) the non-exclusive license of Intellectual Property in the ordinary course of business, sell, assign, transfer, dispose of, pledge or encumber, or grant any Encumbrance (other than a Permitted Encumbrance) on, any material Owned Real Property or sell or otherwise dispose of, or lease or license, any right or other asset of the Company Entities to any other Person;

(xi)            make any pledge of any of its material assets or permit any of its material assets to become subject to any Encumbrance, except for (A) Permitted Encumbrances and (B) Encumbrances that do not, individually or in the aggregate, materially adversely affect the value or use of such property for its current and anticipated purposes;

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(xii)          lend or advance money to any Person, other than (A) loans or advances by the Company to any of its wholly owned Subsidiaries or by any wholly owned Subsidiary of the Company to another wholly owned Subsidiary of the Company, (B) advances to suppliers in the ordinary course of business and (C) loans or advances to employees for travel and other business-related expenses in the ordinary course of business;

(xiii)         incur, assume or guarantee any indebtedness for borrowed money (directly, contingently, or otherwise) other than (A) indebtedness not to exceed $250,000,000 in the aggregate incurred under the Revolving Credit Facility (as defined in the Company Credit Facility) pursuant to the Company Credit Facility, (B) performance bonds, sureties and similar letters of credit entered into in the ordinary course of business consistent with past practice and (C) indebtedness solely among the Company and its wholly owned Subsidiaries;

(xiv)          (A) terminate, amend, negotiate or enter into any Company Collective Bargaining Agreement; (B) establish, adopt, enter into, amend or terminate any Company Employee Plan or any plan, practice, agreement, arrangement or policy that would be a Company Employee Plan if it was in existence on the date of this Agreement; (C) pay or accelerate payment of, or make any new commitment to pay or accelerate payment of, any bonus, cash incentive payment or profit-sharing, change of control, severance, retention or termination or similar payment to, or increase or make any commitment to increase the amount of the wages, salary, commissions, fringe benefits or other compensation (excluding equity-based compensation, which is addressed in Section 4.2(b)(ii)) or remuneration payable to, any of its directors, officers or other employees;

(xv)           (A) hire or terminate (other than for cause) any employee located in the United States at or above pay grade H21 or with an annual base salary in excess of $300,000; (B) hire or terminate (other than for cause) any employee located outside the United States at the level of director or above or with an annual base salary in excess of $200,000; (C) promote any employee to the level of director or above, except in order to fill a position vacated after the date of this Agreement in the ordinary course of business; or (D) engage any individual consultant or individual independent contractor with annualized wages in excess of $200,000, unless the engagement of such consultant or independent contractor may be terminated by such Company Entity on less than 30 days’ notice;

(xvi)          (A) change in any material respect any of its methods of accounting or accounting practices, including with respect to Taxes, except in accordance with GAAP, or (B) write down any of its material assets in excess of $3,000,000 in the aggregate, except for in accordance with GAAP or in the ordinary course of business consistent with past practice;

(xvii)         (A) adopt any method or make any Tax election (or allow any Tax election previously made to expire) that is materially inconsistent with any of the positions taken, elections made or methods used in preparing or filing Tax Returns with respect to periods ending prior to the Closing, (B) prepare or file any material Tax Return or amended material Tax Return inconsistent with past practices, (C) settle or otherwise compromise any material claim, dispute, notice, audit report or assessment relating to Taxes, or enter into, cancel or modify any material closing agreement or similar agreement relating to Taxes or (D) request any ruling, closing agreement or similar guidance with respect to a material amount of Taxes;

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(xviii)       waive, release, or settle any Legal Proceeding, other than (A) waivers, releases, or settlements that do not create material obligations of the Company Entities (taken as a whole) other than the payment of monetary damages not in excess of $3,000,000 above any existing litigation reserve and (B) settlements entered into in accordance with Section 5.14;

(xix)          waive, relinquish, abandon, forfeit, permit to lapse, terminate or cancel any material Company IP or take any action or fail to take any action if the taking of or failure to take such action will, or could reasonably be expected to, result in any of the foregoing, in each case, except for cancellations, abandonments, lapses, expirations or dispositions of non-material registrations or applications of any Intellectual Property or Intellectual Property Right in the ordinary course of business;

(xx)           enter into any Contract covering any Company Associate or make any payment to any Company Associate that, considered individually or collectively with any other such Contracts or payments, will or would reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code or give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code (or any comparable provision under U.S. state or local or non-U.S. Tax Legal Requirements);

(xxi)          become party to or approve or adopt any stockholder rights plan or “poison pill” agreement or similar takeover protection;

(xxii)        cancel or terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect, any material insurance policy, other than in the ordinary course of business and the renewal of existing insurance policies or entering into comparable substitute policies therefor;

(xxiii)       take any action with the primary purposes of accelerating the obligations set forth in Part 4.2(b)(xxii) of the Company Disclosure Schedule; or

(xxiv)        authorize, approve, agree, commit or offer to take any of the actions described in clauses “(i)” through “(xxiii)” of this Section 4.2(b).

Parent acknowledges and agrees that nothing contained in this Section 4.2(b) shall give Parent the right to control or direct the operations of the Company within the meaning of applicable antitrust laws.

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4.3	Operation of Parent’s Business.

(a)            During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements or by the terms of any Contract in effect as of the date of this Agreement, (x) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (y) as expressly permitted, contemplated or required by this Agreement or required by the Separation and Distribution Agreement by and between Parent and Honeywell International Inc. (“Honeywell”), dated October 30, 2025, and any other agreements related to the transaction contemplated thereby Made Available to the Company or (z) as set forth in Part 4.3(a) of the Parent Disclosure Schedule: (i) Parent shall use reasonable best efforts to conduct, and shall ensure that each Parent Entity uses reasonable best efforts to conduct its business and operations in the ordinary course consistent with past practices in all material respects; and (ii) Parent shall use reasonable best efforts to ensure that each Parent Entity preserves substantially intact its current business organization and substantially maintains its relations with all suppliers, customers, landlords, creditors, licensors, licensees and other third-party Persons, in each case, having material business relationships with the Parent Entities, taken as a whole.

(b)            During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements or by the terms of any Contract in effect as of the date of this Agreement, (x) with the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed), (y) as expressly permitted, contemplated or required by this Agreement or (z) as set forth in Part 4.3(b) of the Parent Disclosure Schedule, Parent shall not, and Parent shall ensure that the Parent Entities do not:

(i)             declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or otherwise) in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other equity interests, in each case other than (A) regular quarterly cash dividends in the ordinary course of business consistent with past practices (including as to timing and amount per share) or (B) dividends or distributions by any wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent, in each case, other than in the ordinary course of business;

(ii)            sell, issue, grant or authorize the sale, issuance or grant of: (A) any capital stock or other equity interest; (B) any option, stock appreciation right, restricted stock unit, deferred stock unit, market stock unit, performance stock unit, restricted stock award or other equity-based compensation award (whether payable in cash, stock or otherwise), call, warrant or right to acquire any capital stock or other equity interest; or (C) any instrument convertible into or exchangeable for any capital stock or other equity interest (except that Parent may issue shares of Parent Common Stock upon the valid exercise of, or the vesting or scheduled delivery of shares pursuant to, Parent Equity Awards in accordance with their terms, in each case, outstanding as of the date of this Agreement);

(iii)           amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Parent Equity Plans or any provision of any Contract evidencing any Parent Equity Award, or otherwise modify any of the terms of any outstanding Parent Equity Award, warrant or other equity interest or any related Contract;

(iv)            (A) amend or permit the adoption of any amendment to Parent’s certificate of incorporation or bylaws; or (B) effect or become a party to any liquidation, dissolution, restructuring, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction, other than with respect to Subsidiaries with immaterial assets and liabilities or in connection with any bona fide internal reorganization or the dissolution, liquidation or winding up of any Subsidiary that is not material to the business of Parent;

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(v)             acquire any equity interest in any other Entity (other than a Parent Entity), except for transactions solely among the Parent or its wholly owned Subsidiaries or among such wholly owned subsidiaries;

(vi)            make any capital expenditure or incur any obligation or liability in respect thereof in excess of the amount budgeted for such expenditure in Parent’s capital expenditure budget set forth in Part 4.3(b)(vi) of the Parent Disclosure Schedule, except that the Parent Entities may make unbudgeted capital expenditures that, when added to all other unbudgeted capital expenditures made by or on behalf of the Parent Entities during a fiscal quarter, do not exceed $20,000,000 in the aggregate;

(vii)          enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Parent Material Contract or renew, extend, amend or terminate, or waive or exercise any material right or remedy under, any Parent Material Contract, in each case, other than in the ordinary course of business;

(viii)         other than (A) for transactions solely among Parent and its wholly owned Subsidiaries, (B) sales of inventory, or dispositions of obsolete or worthless equipment in the ordinary course of business, (C) sales, disposals, leases or licenses of any asset in which the consideration does not exceed $5,000,000 for any single transaction or $10,000,000 in the aggregate for all such transactions and (D) the non-exclusive license of Intellectual Property in the ordinary course of business, sell, assign, transfer, dispose of, pledge or encumber, or grant any Encumbrance (other than a Permitted Encumbrance) on, any material Parent Owned Real Property or sell or otherwise dispose of, or lease or license, any right or other asset of the Parent Entities to any other Person;

(ix)            make any pledge of any of its material assets or permit any of its material assets to become subject to any Encumbrance, except for (A) Permitted Encumbrances and (B) Encumbrances that do not, individually or in the aggregate, materially adversely affect the value or use of such property for its current and anticipated purposes;

(x)             lend or advance money to any Person, other than (A) loans or advances by Parent to any of its wholly owned Subsidiaries or by any wholly owned Subsidiary of Parent to another wholly owned Subsidiary of Parent, (B) advances to suppliers in the ordinary course of business and (C) loans or advances to employees for travel and other business-related expenses in the ordinary course of business;

(xi)            incur, assume or guarantee any indebtedness for borrowed money (directly, contingently, or otherwise) other than (A) indebtedness incurred under any credit agreement or financing arrangement entered into in the ordinary course of business consistent with past practices, (B) performance bonds, sureties and similar letters of credit entered into in the ordinary course of business consistent with past practice and (C) indebtedness solely among Parent and its wholly owned Subsidiaries;

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(xii)          (A) terminate, amend, negotiate or enter into any Parent Collective Bargaining Agreement; (B) establish, adopt, enter into, amend or terminate any Parent Employee Plan or any plan, practice, agreement, arrangement or policy that would be a Parent Employee Plan if it was in existence on the date of this Agreement; (C) pay or accelerate payment of, or make any new commitment to pay or accelerate payment of, any bonus, cash incentive payment or profit-sharing, change of control, severance, retention or termination or similar payment to, or increase or make any commitment to increase the amount of the wages, salary, commissions, fringe benefits or other compensation (excluding equity-based compensation, which is addressed in Section 4.3(b)(ii)) or remuneration payable to, any of its directors, officers or other employees;

(xiii)         (A) hire or terminate (other than for cause) any employee located in the United States with an annual base salary in excess of $300,000; (B) hire or terminate (other than for cause) any employee located outside the United States at the level of director or above or with an annual base salary in excess of $200,000; (C) promote any employee to a position with an annual base salary in excess of $300,000 except in order to fill a position vacated after the date of this Agreement in the ordinary course of business; or (D) engage any individual consultant or individual independent contractor with annualized wages in excess of $200,000 unless the engagement of such consultant or independent contractor may be terminated by such Parent Entity on less than 30 days’ notice;

(xiv)          (A) amend, modify, terminate or waive any material rights of Parent under the Tax Matters Agreement, (B) undertake (i) any restricted action set forth in Section 4.03 of the Tax Matters Agreement or (ii) any other action that is reasonably expected to cause Parent to be liable for a material amount of Transaction Taxes unless, in the case of each of clauses (i) and (ii), RemainCo shall have consented, (C) adopt any method or make any Tax election (or allow any Tax election previously made to expire) that is materially inconsistent with any of the positions taken, elections made or methods used in preparing or filing Tax Returns with respect to periods ending prior to the Closing, (D) prepare or file any material Tax Return or amended material Tax Return inconsistent with past practices, (E) settle or otherwise compromise any material claim, dispute, notice, audit report or assessment relating to Taxes, or enter into, cancel or modify any material closing agreement or similar agreement relating to Taxes or (F) request any ruling, closing agreement or similar guidance with respect to a material amount of Taxes;

(xv)           waive, release, or settle any Legal Proceeding, other than (A) waivers, releases, or settlements that do not create material obligations of the Parent Entities (taken as a whole) other than the payment of monetary damages not in excess of $1,000,000 above any existing litigation reserve and (B) settlements entered into in accordance with Section 5.14;

(xvi)          waive, relinquish, abandon, forfeit, permit to lapse, terminate or cancel any material Parent IP or take any action or fail to take any action if the taking of or failure to take such action will, or could reasonably be expected to, result in any of the foregoing, in each case, except for cancellations, abandonments, lapses, expirations or dispositions of non-material registrations or applications of any Intellectual Property or Intellectual Property Right in the ordinary course of business;

(xvii)        enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

(xviii)       become party to or approve or adopt any stockholder rights plan or “poison pill” agreement or similar takeover protection;

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(xix)          cancel or terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect, any material insurance policy, other than in the ordinary course of business and the renewal of existing insurance policies or entering into comparable substitute policies therefor; or

(xx)           authorize, approve, agree, commit or offer to take any of the actions described in clauses “(i)” through “(xix)” of this Section 4.3(b).

The Company acknowledges and agrees that nothing contained in this Section 4.3 shall give the Company the right to control or direct the operations of Parent within the meaning of applicable antitrust laws.

4.4	No Solicitation.

(a)            From the date of this Agreement until the earlier to occur of the termination of this Agreement and the First Merger Effective Time, the Company shall not, and shall ensure that the Company Significant Entities do not, and shall not authorize any of its and their respective officers, directors or financial advisors to, in each case, directly or indirectly: (i) solicit, initiate, knowingly encourage, knowingly assist, knowingly induce or knowingly facilitate the making, submission or announcement of any Company Acquisition Proposal or Company Acquisition Inquiry (including by approving any Person (other than Parent and its Affiliates) becoming an “interested stockholder,” for purposes of Section 203 of the DGCL) or take any action that could reasonably be expected to lead to a Company Acquisition Proposal or Company Acquisition Inquiry; (ii) furnish or otherwise provide access to any non-public information regarding any of the Company Significant Entities to any Person in connection with or in response to a Company Acquisition Proposal or Company Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal or Company Acquisition Inquiry; (iv) approve, endorse or recommend any Company Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, agreement in principle or similar document or any Contract constituting or relating to, or that contemplates or is intended or would reasonably be expected to result directly or indirectly in, a Company Acquisition Transaction (other than an Acceptable Company Confidentiality Agreement); or (vi) publicly propose to take any of the actions or do any of the other things described in clauses “(i)” through “(v)” of this sentence. The Company shall, and shall ensure that each Company Significant Entity and its and their respective Representatives: (i) immediately cease and cause to be terminated any solicitation, encouragement or assistance of, or discussions or negotiations with, any Person relating to any Company Acquisition Proposal or Company Acquisition Inquiry existing as of the date of this Agreement; and (ii) require each Person (other than Parent, the Parent Entities and their Representatives) that has executed a confidentiality or similar agreement in the twelve-month period prior to the date of this Agreement (and that remains in effect) in connection with such Person’s consideration of a possible Company Acquisition Proposal or investment in any of the Company Significant Entities to return or destroy all confidential information previously furnished to such Person by or on behalf of any of the Company Significant Entities and terminate such Person’s access to any physical or electronic data room set up in response to or in connection with any actual or contemplated Company Acquisition Proposal or Company Acquisition Inquiry.

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(b)            Notwithstanding anything to the contrary contained in Section 4.4(a) or any other provision of this Agreement, but subject to Section 4.4(c), prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company and its Representatives may (i) contact any Person making a Company Acquisition Proposal or Company Acquisition Inquiry to ascertain facts in connection with the Company Board of Directors informing itself about the Company Acquisition Proposal or Company Acquisition Inquiry and the Person making it and (ii) furnish non-public information regarding any of the Company Significant Entities to, and may enter into discussions or negotiations with, any Person in response to an unsolicited, written Company Acquisition Proposal that is made to the Company after the date of this Agreement by such Person (and not withdrawn) if: (A) such Company Acquisition Proposal did not result from a breach in any material respect of Section 4.4(a); (B) the Company’s board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the Company’s outside legal counsel, that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Offer; (C) the Company receives from such Person an executed confidentiality agreement containing terms and conditions, with respect to confidentiality and use, taken as a whole, that are not materially less favorable to the Company in any substantive respect than the terms and conditions of the Confidentiality Agreement (it being understood and agreed that any such confidentiality agreement need not contain any “standstill” or similar provisions) (any such confidentiality agreement, an “Acceptable Company Confidentiality Agreement”); and (D) promptly, and in no event later than 24 hours after furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such non-public information has not been previously furnished by the Company to Parent).

(c)            If the Company, any Company Entity or any Representative of the Company or any Company Entity receives a Company Acquisition Proposal at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than 24 hours after receipt of such Company Acquisition Proposal) (i) advise Parent orally and in writing of such Company Acquisition Proposal (including the identity of the Person making or submitting such Company Acquisition Proposal and the material terms and conditions thereof), and (ii) provide Parent with copies of all documents and written communications received by the Company or any Company Entity or any Representative of the Company or any Company Entity setting forth the terms and conditions of such Company Acquisition Proposal. The Company shall promptly (and in no event later than 24 hours after receipt) provide Parent with a copy of any material amendment or modification to such Company Acquisition Proposal received from the Person that made or submitted such Company Acquisition Proposal or any Representative of such Person.

(d)            The Company: (i) agrees that it will not, and it shall ensure that none of the other Company Entities will, release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any confidentiality, non-solicitation, no-hire, “standstill” or similar agreement or provision to which any of the Company Entities is or becomes a party or under which any of the Company Entities has or acquires any rights; and (ii) will use its reasonable best efforts to enforce or cause to be enforced each such agreement or provision at the written request of Parent; provided, however, that the Company may release a Person from, or amend or waive any such agreement or provision if the Company’s board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Delaware law.

(e)            The Company acknowledges and agrees that any action taken by any Representative of the Company or any Company Entity at the direction of the Company, which, if taken by the Company, would constitute a breach of any provision set forth in this Section 4.4 or in Section 5.2 shall be deemed to constitute a breach of such provision by the Company.

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(f)             From the date of this Agreement until the earlier to occur of the termination of this Agreement and the First Merger Effective Time, Parent shall not, and shall ensure that the Parent Significant Entities do not, and shall not authorize any of its and their respective officers, directors or financial advisors to, in each case, directly or indirectly: (i) solicit, initiate, knowingly encourage, knowingly assist, knowingly induce or knowingly facilitate the making, submission or announcement of any Parent Acquisition Proposal or Parent Acquisition Inquiry (including by approving any Person (other than the Company and its Affiliates) becoming an “interested stockholder,” for purposes of Section 203 of the DGCL) or take any action that could reasonably be expected to lead to a Parent Acquisition Proposal or Parent Acquisition Inquiry; (ii) furnish or otherwise provide access to any non-public information regarding any of the Parent Significant Entities to any Person in connection with or in response to a Parent Acquisition Proposal or Parent Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Parent Acquisition Proposal or Parent Acquisition Inquiry; (iv) approve, endorse or recommend any Parent Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, agreement in principle or similar document or any Contract constituting or relating to, or that contemplates or is intended or would reasonably be expected to result directly or indirectly in, a Parent Acquisition Transaction (other than an Acceptable Parent Confidentiality Agreement); or (vi) publicly propose to take any of the actions or do any of the other things described in clauses “(i)” through “(v)” of this sentence. Parent shall, and shall ensure that each Parent Significant Entity and its and their respective Representatives: (i) immediately cease and cause to be terminated any solicitation, encouragement or assistance of, or discussions or negotiations with, any Person relating to any Parent Acquisition Proposal or Parent Acquisition Inquiry existing as of the date of this Agreement; and (ii) require each Person (other than the Company, the Company Entities and their Representatives) that has executed a confidentiality or similar agreement in the twelve-month period prior to the date of this Agreement (and that remains in effect) in connection with such Person’s consideration of a possible Parent Acquisition Proposal or investment in any of the Parent Significant Entities to return or destroy all confidential information previously furnished to such Person by or on behalf of any of the Parent Significant Entities and terminate such Person’s access to any physical or electronic data room set up in response to or in connection with any actual or contemplated Parent Acquisition Proposal or Parent Acquisition Inquiry.

(g)            Notwithstanding anything to the contrary contained in Section 4.4(e) or any other provision of this Agreement, but subject to Section 4.4(h), prior to the approval of the Parent Stock Issuance by the Required Parent Stockholder Vote, Parent and its Representatives may (i) contact any Person making a Parent Acquisition Proposal or Parent Acquisition Inquiry to ascertain facts in connection with the Parent Board of Directors informing itself about the Parent Acquisition Proposal or Parent Acquisition Inquiry and the Person making it and (ii) furnish non-public information regarding any of the Parent Significant Entities to, and may enter into discussions or negotiations with, any Person in response to an unsolicited, written Parent Acquisition Proposal that is made to Parent after the date of this Agreement by such Person (and not withdrawn) if: (A) such Parent Acquisition Proposal did not result from a breach in any material respect of Section 4.4(e); (B) the Parent Board of Directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and Parent’s outside legal counsel, that such Parent Acquisition Proposal constitutes or would reasonably be expected to lead to a Parent Superior Offer; (C) Parent receives from such Person an executed confidentiality agreement containing terms and conditions, with respect to confidentiality and use, taken as a whole, that are not materially less favorable to Parent in any substantive respect than the terms and conditions of the Confidentiality Agreement (it being understood and agreed that any such confidentiality agreement need not contain any “standstill” or similar provisions) (any such confidentiality agreement, an “Acceptable Parent Confidentiality Agreement”); and (D) promptly, and in no event later than within 24 hours after furnishing any non-public information to such Person, Parent furnishes such non-public information to the Company (to the extent such non-public information has not been previously furnished by Parent to the Company).

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(h)            If Parent, any Parent Entity or any Representative of Parent or any Parent Entity receives a Parent Acquisition Proposal at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than 24 hours after receipt of such Parent Acquisition Proposal) (i) advise the Company orally and in writing of such Parent Acquisition Proposal (including the identity of the Person making or submitting such Parent Acquisition Proposal and the material terms and conditions thereof), and (ii) provide the Company with copies of all documents and written communications received by Parent or any Parent Entity or any Representative of Parent or any Parent Entity setting forth the terms and conditions of such Parent Acquisition Proposal. Parent shall promptly (and in no event later than 24 hours after receipt) provide the Company with a copy of any material amendment or modification to such Parent Acquisition Proposal received from the Person that made or submitted such Parent Acquisition Proposal or any Representative of such Person.

(i)             Parent: (i) agrees that it will not, and it shall ensure that none of the other Parent Entities will, release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any confidentiality, non-solicitation, no-hire, “standstill” or similar agreement or provision to which any of the Parent Entities is or becomes a party or under which any of the Parent Entities has or acquires any rights; and (ii) will use its reasonable best efforts to enforce or cause to be enforced each such agreement or provision at the written request of the Company; provided, however, that Parent may release a Person from, or amend or waive any provision of, any “standstill” agreement or provision if the Parent Board of Directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of Parent’s outside legal counsel, that the failure to release such Person from such agreement or provision or the failure to amend such agreement or waive such provision would be inconsistent with its fiduciary duties to Parent’s stockholders under applicable Delaware law.

(j)             Parent acknowledges and agrees that any action taken by any Representative of Parent or any Parent Entity at the direction of Parent, which, if taken by Parent, would constitute a breach of any provision set forth in this Section 4.4 or in Section 5.3 shall be deemed to constitute a breach of such provision by Parent.

Section 5.	Additional Covenants of the Parties

5.1	Registration Statement; Joint Proxy Statement/Prospectus.

(a)            As promptly as practicable after, but in no event more than 45 calendar days following, the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus in preliminary form and Parent shall prepare and file with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus will be included. Each of Parent and the Company shall use their reasonable best efforts to: (i) cause the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus to comply with the applicable forms, rules and regulations promulgated by the SEC; (ii) promptly notify the other party of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff and provide each other with copies of all written correspondence and summaries of all oral correspondence between such party and its Representatives and the SEC or its staff relating to the Joint Proxy Statement/Prospectus or Form S-4 Registration Statement and all orders of the SEC relating to the Form S-4 Registration Statement; and (iii) have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent will use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s stockholders, and the Company will use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the Company and Parent shall promptly furnish to the other party all information concerning itself and its Affiliates, officers, directors and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1.

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(b)            If the Company or Parent becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus, then such party shall: (i) promptly inform the other party thereof; (ii) provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus prior to it being filed with the SEC; (iii) provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (iv) if mailing is appropriate, cooperate in mailing such amendment or supplement to the stockholders of the Company or the stockholders of Parent.

(c)            Prior to the Closing, Parent and the Company shall use their respective reasonable best efforts to take all other actions and make all other filings required to be taken under the Securities Act (and the rules and regulations of the SEC promulgated thereunder), the Exchange Act (and the rules and regulations of the SEC promulgated thereunder) or under any applicable state securities or “blue sky” laws (and the rules and regulations promulgated thereunder) in connection with the Mergers and the issuance, exchange and listing of Parent Common Stock to be issued in the Mergers, except that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process in any jurisdiction.

5.2	Company Stockholders’ Meeting.

(a)            The Company: (i) shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock (the “Company Stockholders’ Meeting”) to vote on a proposal to adopt this Agreement as promptly as reasonably practicable after the date on which the SEC declares the Form S-4 effective; (ii) shall submit such proposal to such holders at the Company Stockholders’ Meeting and, unless a Company Triggering Event shall have occurred, shall use its reasonable best efforts to solicit proxies in favor of such proposal from such holders before the Company Stockholders’ Meeting; and (iii) shall not submit any other proposal (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Mergers, an adjournment proposal or matters of procedure) to such holders in connection with the Company Stockholders’ Meeting without the prior written consent of Parent. The Company, in consultation with Parent, shall, after complying with the ‘broker search’ requirements of Rule 14a-13 promulgated under the Exchange Act, set a record date for Persons entitled to notice of, and to vote at, the Company Stockholders’ Meeting and shall not change such record date without the prior written consent of Parent; provided that if at any time the current record date for the Company Stockholders’ Meeting, as applicable, is not reasonably likely to satisfy the requirements of the Company’s certificate of incorporation or bylaws or applicable Legal Requirements, the Company shall, in consultation with Parent, set a new record date and shall continue to comply with the ‘broker search’ requirements of Rule 14a-13 promulgated under the Exchange Act with respect to any such new record date. The Company Stockholders’ Meeting shall be held on a date jointly designated by the Company and Parent (and in any event as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective under the Securities Act). The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

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(b)            Notwithstanding anything to the contrary contained in this Agreement: (i) the Company shall not postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent, other than (A) to the extent required to comply with applicable Legal Requirements (including to comply with the fiduciary duties of the Company Board of Directors or to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that is required by applicable Legal Requirements is properly disclosed to the Company’s stockholders) or (B) to the extent necessary to obtain a quorum if, as of the time at which the Company Stockholders’ Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholders’ Meeting; and (ii) the Company may postpone or adjourn the Company Stockholders’ Meeting if such postponement or adjournment would permit the solicitation of additional proxies in favor of the adoption of this Agreement, in which case, the Company shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the adoption of this Agreement as soon as reasonably practicable.

(c)            Subject to applicable Legal Requirements, the Company shall cooperate with Parent and use its reasonable best efforts to cause the Company Stockholders’ Meeting to be held on the same date as the Parent Stockholders’ Meeting.

(d)            Subject to Section 5.2(f), the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Company’s board of directors unanimously: (i) determined and believes that this Agreement and the Mergers are advisable and fair to and in the best interests of the Company and its stockholders; (ii) approved this Agreement and the Contemplated Transactions, including the Mergers, in accordance with the requirements of the DGCL; and (iii) recommends that the Company’s stockholders vote to adopt this Agreement at the Company Stockholders’ Meeting (the determination described in clause “(i)” above and the recommendation described in clause “(iii)” above being collectively referred to as the “Company Board Recommendation”). The Company shall ensure that the Joint Proxy Statement/Prospectus includes the opinion of the financial advisor referred to in Section 2.20.

(e)            Except as provided in Section 5.2(f), neither the Company’s board of directors nor any committee thereof shall: (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, or permit the withdrawal or the modification in a manner adverse to Parent of, the Company Board Recommendation; (ii) fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus; (iii) fail to publicly recommend within 10 Business Days after the commencement of a tender or exchange offer relating to shares of Company Common Stock the rejection of such tender or exchange offer and reaffirm the Company Board Recommendation; or (iv) recommend the approval, acceptance or adoption of, or approve, endorse, accept or adopt, any Company Acquisition Proposal (the actions described in clauses (i) through (iv) of this Section 5.2(e), a “Company Board Recommendation Change”).

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(f)             Notwithstanding anything to the contrary contained in this Agreement (including Section 4.4 and Section 5.2(e)), at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company’s board of directors may (x) effect a Company Board Recommendation Change or (y) terminate this Agreement pursuant to and in accordance with Section 8.1(j) to enter into a definitive written agreement with respect to a Company Superior Offer if:

(i)             either (A) a Company Intervening Event occurs or (B) (1) an unsolicited, bona fide, written Company Acquisition Proposal is made to the Company after the date of this Agreement and is not withdrawn, (2) such Company Acquisition Proposal did not result directly or indirectly from a breach in any material respect of any of the provisions of Section 4.4 or this Section 5.2, and (3) the Company Board of Directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Offer;

(ii)            the Company’s board of directors determines that, in light of such Company Intervening Event or Company Superior Offer, the failure to effect a Company Board Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 8.1(j), as applicable, would reasonably be expected to be inconsistent with its fiduciary duties under applicable Delaware law;

(iii)           no less than five Business Days prior to effecting a Company Board Recommendation Change or terminating this Agreement pursuant to and in accordance with Section 8.1(j), as applicable, the Company’s board of directors delivers to Parent a written notice (a “Company Recommendation Change Notice”) stating that the Company intends to effect a Company Board Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 8.1(j), as applicable, and a description of the reasons for taking such action;

(iv)            throughout such five-Business Day period, the Company engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement in such a manner that the failure to effect a Company Board Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 8.1(j), as applicable, would not be inconsistent with the fiduciary duties of the Company’s board of directors under applicable Delaware law; and

(v)             at the time of taking such action, the Company’s board of directors determines in good faith, after taking into account the advice of an independent financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that the failure to take such action would still reasonably be expected to be inconsistent with the fiduciary duties of the Company’s board of directors under applicable Delaware law in light of such Company Intervening Event or Company Superior Offer; provided, however, that when making such determination, the Company’s board of directors shall be obligated to consider any changes to the terms of this Agreement proposed in writing by Parent pursuant to clause “(iv)” above.

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For purposes of this Section 5.2(f), any change in the form or amount of the consideration payable in connection with a Company Superior Offer, and any other material change to any of the material terms of a Company Superior Offer, will be deemed to be a new Company Superior Offer, requiring a new Company Recommendation Change Notice and a new advance notice period, except that the advance notice period applicable to any such change to a Company Superior Offer pursuant to clauses “(iii)” and “(iv)” of this Section 5.2(f) shall be four Business Days rather than five Business Days. The Company shall ensure that any Company Board Recommendation Change does not have the effect of causing any corporate Takeover Statute of the State of Delaware or any other state to be applicable to this Agreement, or any of the Contemplated Transactions.

(g)            Nothing contained in this Agreement (including this Section 5.2) shall prohibit the Company from: (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; (ii) making any disclosure to its stockholders if the Company’s board of directors determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Delaware law; or (iii) making any other disclosure required by applicable Legal Requirements; provided, however, that this Section 5.2(g) shall not be deemed to permit the Company Board of Directors to withdraw the Company Board Recommendation or to modify the Company Board Recommendation in a manner adverse to Parent or take any of the actions referred to in Section 5.2(e) except to the extent permitted by Section 5.2(f) (it being understood and agreed that any disclosure of the type described in this Section 5.2(g), other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall be deemed to be a withdrawal of the Company Board Recommendation or a modification of the Company Board Recommendation in a manner adverse to Parent unless the Company’s board of directors publicly and unanimously reaffirms the Company Board Recommendation in such disclosure).

(h)            The Company agrees that unless this Agreement is terminated in accordance with Section 8.1, the Company shall not submit any Company Acquisition Proposal to a vote of its stockholders.

5.3	Parent Stockholders’ Meeting.

(a)            Parent: (i) shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Parent Common Stock (the “Parent Stockholders’ Meeting”) to vote on a proposal to approve the issuance of Parent Common Stock (the “Parent Stock Issuance”) pursuant to and in accordance with this Agreement (the “Parent Stock Issuance Proposal”) as promptly as reasonably practicable after the date on which the SEC declares the Form S-4 effective; (ii) shall submit such proposal to such holders at the Parent Stockholders’ Meeting and, unless a Parent Triggering Event shall have occurred, shall use its reasonable best efforts to solicit proxies in favor of such proposal from such holders before the Parent Stockholders’ Meeting; and (iii) shall not submit any other proposal (other than an adjournment proposal or matters of procedure) to such holders in connection with the Parent Stockholders’ Meeting without the prior written consent of the Company. Parent, in consultation with the Company, shall, after complying with the ‘broker search’ requirements of Rule 14a-13 promulgated under the Exchange Act, set a record date for Persons entitled to notice of, and to vote at, the Parent Stockholders’ Meeting and shall not change such record date without the prior written consent of the Company; provided that if at any time the current record date for the Parent Stockholders’ Meeting, as applicable, is not reasonably likely to satisfy the requirements of Parent’s certificate of incorporation or bylaws or applicable Legal Requirements, Parent shall, in consultation with the Company, set a new record date and shall continue to comply with the ‘broker search’ requirements of Rule 14a-13 promulgated under the Exchange Act with respect to any such new record date. The Parent Stockholders’ Meeting shall be held on a date jointly designated by Parent and the Company (and in any event as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective under the Securities Act). Parent shall ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

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(b)            Notwithstanding anything to the contrary contained in this Agreement: (i) Parent shall not postpone or adjourn the Parent Stockholders’ Meeting without the prior written consent of the Company, other than (A) to the extent required to comply with applicable Legal Requirements (including to comply with the fiduciary duties of the Parent Board of Directors or to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that is required by applicable Legal Requirements is properly disclosed to Parent’s stockholders) or (B) to the extent necessary to obtain a quorum if, as of the time at which the Parent Stockholders’ Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Stockholders’ Meeting; and (ii) Parent may postpone or adjourn the Parent Stockholders’ Meeting if such postponement or adjournment would permit the solicitation of additional proxies in favor of the adoption of the Parent Stock Issuance, in which case, Parent shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the Parent Stock Issuance as soon as reasonably practicable.

(c)            Subject to applicable Legal Requirements, Parent shall cooperate with the Company and use its reasonable best efforts to cause the Parent Stockholders’ Meeting to be held on the same date as the Company Stockholders’ Meeting.

(d)            Subject to Section 5.3(f), the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Parent Board of Directors unanimously: (i) determined and believes that this Agreement and the Mergers are advisable and fair to and in the best interests of Parent and its stockholders; (ii) approved this Agreement and the Contemplated Transactions, including the Mergers, in accordance with the requirements of the DGCL; and (iii) recommends that Parent’s stockholders vote to approve the Parent Stock Issuance at the Parent Stockholders’ Meeting (the determination described in clause “(i)” above and the recommendation described in clause “(iii)” above being collectively referred to as the “Parent Board Recommendation”). Parent shall ensure that the Joint Proxy Statement/Prospectus includes the opinions of the financial advisors referred to in Section 3.21.

(e)            Except as provided in Section 5.3(f), neither the Parent Board of Directors nor any committee thereof shall: (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Company, or permit the withdrawal or the modification in a manner adverse to the Company of, the Parent Board Recommendation; (ii) fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus; (iii) fail to publicly recommend within 10 Business Days after the commencement of a tender or exchange offer relating to shares of Parent Common Stock the rejection of such tender or exchange offer and reaffirm the Parent Board Recommendation; or (iv) recommend the approval, acceptance or adoption of, or approve, endorse, accept or adopt, any Parent Acquisition Proposal (the actions described in clauses (i) through (iv) of this Section 5.3(e), a “Parent Board Recommendation Change”).

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(f)             Notwithstanding anything to the contrary contained in this Agreement (including Section 4.4 and Section 5.3(e)), at any time prior to the approval of the Parent Stock Issuance by the Required Parent Stockholder Vote, the Parent Board of Directors may (x) effect a Parent Board Recommendation Change or (y) terminate this Agreement pursuant to and in accordance with Section 8.1(k) to enter into a definitive written agreement with respect to a Parent Superior Offer if:

(i)             either (A) a Parent Intervening Event occurs or (B) (1) an unsolicited, bona fide, written Parent Acquisition Proposal is made to Parent after the date of this Agreement and is not withdrawn, (2) such Parent Acquisition Proposal did not result directly or indirectly from a breach in any material respect of any of the provisions of Section 4.4 or this Section 5.3, and (3) the Parent Board of Directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of Parent’s outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Offer;

(ii)            the Parent Board of Directors determines that, in light of such Parent Intervening Event or Parent Superior Offer, the failure to effect a Parent Board Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 8.1(k), as applicable, would reasonably be expected to be inconsistent with its fiduciary duties under applicable Delaware law;

(iii)           no less than five Business Days prior to effecting a Parent Board Recommendation Change or terminating this Agreement pursuant to and in accordance with Section 8.1(k), as applicable, the Parent Board of Directors delivers to the Company a written notice (a “Parent Recommendation Change Notice”) stating that Parent intends to effect a Parent Board Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 8.1(k), as applicable, and a description of the reasons for taking such action;

(iv)            throughout such five-Business Day period, Parent engages (to the extent requested by the Company) in good faith negotiations with the Company to amend this Agreement in such a manner that the failure to effect a Parent Board Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 8.1(k), as applicable, would not be inconsistent with the fiduciary duties of the Parent Board of Directors under applicable Delaware law; and

(v)             at the time of taking such action, the Parent Board of Directors determines in good faith, after taking into account the advice of an independent financial advisor of nationally recognized reputation and the advice of Parent’s outside legal counsel, that the failure to take such action would still reasonably be expected to be inconsistent with the fiduciary duties of the Parent Board of Directors under applicable Delaware law in light of such Parent Intervening Event or Parent Superior Offer; provided, however, that when making such determination, the Parent Board of Directors shall be obligated to consider any changes to the terms of this Agreement proposed in writing by the Company pursuant to clause “(iv)” above.

For purposes of this Section 5.3(f), any change in the form or amount of the consideration payable in connection with a Parent Superior Offer, and any other material change to any of the material terms of a Parent Superior Offer, will be deemed to be a new Parent Superior Offer, requiring a new Parent Recommendation Change Notice and a new advance notice period, except that the advance notice period applicable to any such change to a Parent Superior Offer pursuant to clauses “(iii)” and “(iv)” of this Section 5.3(f) shall be four Business Days rather than five Business Days. Parent shall ensure that any Parent Board Recommendation Change does not have the effect of causing any corporate Takeover Statute of the State of Delaware or any other state to be applicable to this Agreement, or any of the Contemplated Transactions.

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(g)            Nothing contained in this Agreement (including this Section 5.3) shall prohibit Parent from: (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; (ii) making any disclosure to its stockholders if the Parent Board of Directors determines in good faith, after having taken into account the advice of Parent’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Delaware law; or (iii) making any other disclosure required by applicable Legal Requirements; provided, however, that this Section 5.3(g) shall not be deemed to permit the Parent Board of Directors to withdraw the Parent Board Recommendation or to modify the Parent Board Recommendation in a manner adverse to the Company or take any of the actions referred to in Section 5.3(e) except to the extent permitted by Section 5.3(f) (it being understood and agreed that any disclosure of the type described in this Section 5.3(g), other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall be deemed to be a withdrawal of the Parent Board Recommendation or a modification of the Parent Board Recommendation in a manner adverse to the Company unless the Parent Board of Directors publicly and unanimously reaffirms the Parent Board Recommendation in such disclosure).

(h)            Parent agrees that unless this Agreement is terminated in accordance with Section 8.1, Parent shall not submit any Parent Acquisition Proposal to a vote of its stockholders.

5.4	Treatment of Company Equity Awards.

(a)            At the Closing, by virtue of the Mergers and without any action on the part of any Person, each Company RSU held by an individual who is party to a Company Change in Control Agreement or a non-employee director and each Company RSU granted in 2024 (a “Single-Trigger Company RSU”), whether vested or unvested, that is outstanding immediately prior to the First Merger Effective Time shall accelerate and vest in full and be canceled and converted into the right to receive the Merger Consideration in accordance with Section 1.6(a), subject to withholding of any applicable income and employment Taxes required by applicable Legal Requirements. Following the Closing, any payments in respect of canceled Single-Trigger Company RSUs described in this Section 5.4(a), shall be made by the Surviving Company within 10 Business Days after the Closing or at such other time or times following the Closing consistent with the terms of the Single-Trigger Company RSU to the extent necessary to avoid the imposition of additional income Tax under Section 409A of the Code.

(b)            At the Closing, by virtue of the Mergers and without any action on the part of any Person, each Company RSU other than any Single-Trigger Company RSU, that is outstanding and unvested immediately prior to the First Merger Effective Time shall be assumed and converted into a number of Parent restricted stock units, rounded up to the nearest whole share, equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU, multiplied by (ii) the Conversion Ratio (each such assumed Company RSU, as so adjusted, a “Converted RSU”). Each Converted RSU issued pursuant to this Section 5.4(b) shall vest pursuant to the vesting schedule underlying the corresponding Company RSU; provided, that if any holder of a Converted RSU is terminated without Cause or resigns for Good Reason (each as defined in Part 5.4(b) of the Company Disclosure Schedule), in each case, prior to the vesting of such Converted RSUs, such holder’s Converted RSUs shall immediately vest in full on the date of such termination. Each Converted RSU shall otherwise be subject to the same terms and conditions, as were applicable under the corresponding Company RSU prior to the Closing and, once vested, shall be settled in Parent Common Stock, subject to withholding of any applicable income and employment Taxes required by applicable Legal Requirements.

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(c)            At the Closing, by virtue of the Mergers and without any action on the part of any Person, each Company PSU held by an individual who is party to a Company Change in Control Agreement and each Company PSU granted in 2024 (a “Single-Trigger Company PSU”), whether vested or unvested, that is outstanding immediately prior to the First Merger Effective Time shall accelerate and vest, with the number of shares of Company Common Stock subject to such Company PSU determined based on the performance objectives underlying such Single-Trigger Company PSU: (x) in the case of Company PSUs granted in 2025, being deemed achieved at 300% of the target performance level applicable to such Company PSUs and (y) in the case of Company PSUs granted in 2024 and 2026, being deemed achieved at 200% of the target performance level applicable to such Company PSUs and, in each case of clauses (x) and (y), be canceled and converted into the right to receive the Merger Consideration in accordance with Section 1.6(a), subject to withholding of any applicable income and employment Taxes required by applicable Legal Requirements.

(d)            Except as provided in Part 5.4 of the Company Disclosure Schedule, at the Closing, by virtue of the Mergers and without any action on the part of any Person, each Company PSU other than any Single-Trigger Company PSU, that is outstanding and unvested immediately prior to the First Merger Effective Time shall be assumed and converted into a number of Parent restricted stock units, rounded up to the nearest whole share, equal to the product of (i) the number of shares of Company Common Stock subject to such Company PSU determined based on the performance objectives underlying such Company PSU: (x) in the case of Company PSUs granted in 2025, being deemed achieved at 300% of the target performance level applicable to such Company PSUs and (y) in the case of Company PSUs granted in 2026, being deemed achieved at 200% of the target performance level applicable to such Company PSUs, multiplied by (ii) the Conversion Ratio (each such assumed Company PSU, as so adjusted, a “Converted PSU”). Converted PSUs issued pursuant to this Section 5.4(d) shall vest pursuant to the vesting schedule underlying the corresponding Company PSU, in each case, subject only to the continued service of the grantee with the Surviving Company, Parent or any of their respective Affiliates through the applicable vesting date; provided, that if any holder of a Converted PSU is terminated without Cause or resigns for Good Reason (each as defined in Part 5.2(b) of the Company Disclosure Schedule), in each case, prior to such applicable vesting date, such holder’s Converted PSUs shall immediately vest in full on the date of such termination. Each Converted PSU shall otherwise be subject to the same terms and conditions as were applicable under the corresponding Company PSU prior to the Closing and, once vested, shall be settled in Parent Common Stock, subject to withholding of any applicable income and employment Taxes required by applicable Legal Requirements.

(e)            At the Closing, by virtue of the Mergers and without any action on the part of any Person, each In-the-Money Company Option, whether vested or unvested, that is outstanding immediately prior to the First Merger Effective Time shall accelerate and vest in full and be canceled and converted into a number of shares of Company Common Stock equal to the product of (i) the number of shares of Company Common Stock applicable to such In-the-Money Company Option, multiplied by (ii) the difference between (x) the Company Measurement Price and (y) the per share exercise price applicable to such In-the-Money Company Option, divided by the Company Measurement Price, with any fractional shares rounded up to the nearest whole share of Company Common Stock, and such amount shall, in turn, be canceled and converted into the right to receive the Merger Consideration in accordance with Section 1.6(a), subject to withholding of any applicable income and employment Taxes required by applicable Legal Requirements to be withheld, and each Out-of-the-Money Company Option, whether vested or unvested shall be canceled for no consideration.

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(f)             Prior to the Closing, each of Parent and the Company shall take all actions necessary (including obtaining any required consents) to effectuate the provisions set forth in this Section 5.4(f); provided, however, that no such action taken shall be required to be irrevocable until immediately prior to the Closing. Parent agrees to file, as soon as reasonably practicable following the Closing, a registration statement on Form S-8 (if available for use by Parent) with respect to the shares of Parent Common Stock issuable with respect to Converted PSUs and Converted RSUs, in each case that are eligible to be registered on Form S-8, and shall use reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Converted PSUs and Converted RSUs assumed in accordance with this Agreement remain outstanding.

5.5           Treatment of Company ESPP. As soon as practicable after the date of this Agreement, the Company shall take all action that may be necessary to provide that: (a) no new offering period (or similar period during which shares may be purchased) shall commence under the Company ESPP following the date of this Agreement; (b) participants in the Company ESPP as of the date of this Agreement may not increase their payroll deductions under the Company ESPP from those in effect on the date of this Agreement; and (c) no new participants may commence participation in the Company ESPP following the date of this Agreement. Without limiting the generality of the foregoing, as soon as reasonably practicable after the date of this Agreement (but in any event prior to the Closing), the Company shall take such action as may be necessary to: (i) cause any offering period (or similar period during which shares may be purchased) in progress under the Company ESPP as of the date of this Agreement to be the final offering period under the Company ESPP and to be terminated no later than three Business Days prior to the anticipated Closing Date (the “Final Exercise Date”); (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Company ESPP; (iii) cause each participant’s then-outstanding share purchase right under the Company ESPP (the “Company ESPP Rights”) to be exercised as of the Final Exercise Date; and (iv) terminate the Company ESPP as of the Closing. On the Final Exercise Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP (as amended pursuant to this Section 5.5), and each share purchased thereunder immediately prior to the Closing will be canceled at the Closing and converted into the right to receive the Merger Consideration in accordance with Section 1.6(a), subject to withholding of any applicable income and employment withholding Taxes. Any accumulated contributions of each participant under the Company ESPP as of immediately prior to the Closing shall, to the extent not used to purchase shares in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 5.5), be refunded to such participant as promptly as practicable following the Closing (without interest). No further Company ESPP Rights shall be granted or exercised under the Company ESPP after the Final Exercise Date. The Company shall provide timely notice to participants of the setting of the Final Exercise Date and the termination of the Company ESPP in accordance with the terms of the Company ESPP.

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5.6	Employee Benefits.

(a)            For a period beginning at the Closing and continuing for the period ending 12 months after the Closing (the “Continuation Period”) or, if earlier, the date of termination of the relevant employee, Parent shall provide, or shall cause to be provided, to each employee of the Company as of immediately prior to the Closing who, in each case, remains employed with the Company, Parent or any of their Subsidiaries following the Closing (each, a “Continuing Employee”) with (i) a base salary or hourly wage rate that is no less favorable than that provided to the applicable Continuing Employee immediately prior to the Closing, (ii) annual and short-term cash incentive opportunities that are, in the aggregate, no less favorable than those provided to the applicable Continuing Employee immediately prior to the Closing, (iii) severance benefits that are no less favorable than those set forth in Part 5.6(a) of the Company Disclosure Schedule and (iv) other employee benefits (excluding equity compensation, deferred compensation, defined benefit pension plans, post-employment health and welfare programs, transaction or retention incentives and severance) substantially comparable in the aggregate to those provided to the applicable Continuing Employee immediately prior to the Closing. Notwithstanding the foregoing, neither Parent nor any of its affiliates shall be obligated to continue to employ any Continuing Employee for any specific period of time following the Closing.

(b)            For all purposes under the employee benefit plans of Parent or its Affiliates providing benefits to Continuing Employees after the Closing (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and its predecessors before the Closing, to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any similar Company Employee Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing shall not apply with respect to retiree medical or welfare plans, benefit accrual under any defined benefit pension plan, or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) Parent shall use reasonable best efforts to cause each Continuing Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Employee Plan in which such Continuing Employee participated immediately before the Closing (such plans collectively, as applicable, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use reasonable best efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plan in which such employee participated immediately prior to the Closing and (B) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

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(c)            To the extent any employee notification or consultation requirements are imposed by applicable Legal Requirements with respect to any of the Contemplated Transactions, Parent and the Company shall consult with each other to ensure that such notification or consultation requirements are complied with prior to the Closing. None of Parent, the Company nor any of their respective Subsidiaries shall make any material written or broad-based oral communications to any of their respective employees or other individual service providers prior to the Closing regarding post-Closing employment matters, including post-Closing employee benefits and compensation or other compensation or benefits matters related to or impacted by any of the Contemplated Transactions (whether alone or in combination with additional events), including the matters described in this Section 5.6, without first providing the other party with a copy of the intended communication for its reasonable review and comment.

(d)            If annual bonuses in respect of the Company’s 2026 fiscal year have not been paid prior to the Closing Date, the Company may, on the Closing Date, (or if the Company does not do so, Parent shall, or shall cause the Surviving Company to) pay each Continuing Employee a full year 2026 annual bonus in an amount equal to the full annual bonus to which such Continuing Employee would be entitled based on the greater of target or actual performance (determined based on a truncated performance period ending on the Closing Date) under the applicable bonus arrangements of the Company in effect as of the date of this Agreement, with such bonus payments to be made upon the Closing.

(e)            Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.6 (whether express or implied) shall (i) create any third-party rights in any Person, including any current or former director, officer, employee or other service provider of the Company or its Affiliates or any participant in any Company Employee Plan, employee benefit plan of Parent or its Affiliates or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof), (ii) be considered or deemed to establish, amend or modify any Company Employee Plan, employee benefit plan of Parent or its Affiliates or any other benefit or compensation plan, program, policy, agreement or arrangement or (iii) prohibit or limit the ability of Parent, the Company or their Affiliates to amend, modify or terminate any Company Employee Plan, employee benefit plan of Parent or its Affiliates or any other benefit or compensation plan, program, policy, agreement or arrangement.

5.7	Indemnification of Officers and Directors.

(a)            All rights to indemnification by the Company existing in favor of those Persons who are now, or have been at any time prior to the Closing, directors, officers, managers, members, fiduciaries, trustees, employees or agents of any Company Entity or of any other Person at the request of any Company Entity (the “Company Indemnified Persons”) for their acts and omissions as directors and officers occurring prior to the Closing, as provided in the Company’s or the applicable Company Entity’s certificate of incorporation, bylaws or other organizational documents (as in effect as of the date of this Agreement) and as provided in those indemnification agreements between a Company Entity and such Company Indemnified Persons (as in effect as of the date of this Agreement) Made Available to Parent, will survive the Mergers and continue in full force and effect (to the extent such rights to indemnification are available under and consistent with applicable Delaware law) for a period of six years following the date on which the Mergers become effective. In furtherance of the foregoing, from and after the Closing until the sixth anniversary thereof, Parent and the Surviving Company shall not, and shall not permit any other Company Entity to, amend, modify, waive or otherwise alter the rights to indemnification set forth in any Company Entity’s certificate of incorporation, bylaws or other organizational documents in any manner that would be adverse to the Company Indemnified Persons and Parent and the Surviving Company shall, to the fullest extent permitted under applicable Delaware law, indemnify and hold harmless, and advance expenses (including reasonable attorneys’ fees) as incurred (subject to a customary undertaking to repay such advances if it is ultimately determined in a final, non-appealable judgment that such Person is not entitled to indemnification) to, each Company Indemnified Person against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred arising out of or pertaining to such Company Indemnified Person’s service as a director or officer of any Company Entity at or prior to the Closing, including in connection with this Agreement and the Contemplated Transactions.

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(b)            From the date on which the Closing occurs until the sixth anniversary of such date, Parent and the Surviving Company shall maintain in effect, for the benefit of the Company Indemnified Persons with respect to their acts and omissions as directors and officers occurring prior to the Closing, the existing policies of directors’ and officers’ liability insurance maintained by Parent and the Company, respectively, as of the date of this Agreement (and with respect to those policies maintained by the Company, in the form Made Available to Parent) (the “Existing D&O Policies”), except that neither Parent nor the Surviving Company will be required to pay annual premiums for such Existing D&O Policy (or for any substitute policies) in excess of 300% of the annual premium paid prior to the date of this Agreement for the Existing D&O Policy (the “Maximum Premium”). The Surviving Company or, prior to the Closing, the Company shall have the right to purchase a pre-paid, non-cancellable “tail” policy on any Existing D&O Policy for a claims reporting or discovery period of six years from the Closing Date and otherwise on terms and conditions that are no less favorable than the terms and conditions of the applicable Existing D&O Policy; provided, however, that neither Parent nor the Surviving Company shall be obligated to, and the Company shall not (without the prior written consent of Parent), expend an amount for such “tail” policy in excess of the Maximum Premium. If such “tail” policy is purchased by the Surviving Company (a “Tail Policy Purchaser”), such Tail Policy Purchaser shall, and Parent shall cause such Tail Policy Purchaser to, maintain such “tail” policy in full force and effect in lieu of all other obligations of such Tail Policy Purchaser under the first sentence of this Section 5.7(b).

(c)            The provisions of this Section 5.7 are intended to be for the benefit of, and will be enforceable by each of the Company Indemnified Persons, who are intended third-party beneficiaries of this Section 5.7 from and after the Closing.

5.8	Regulatory Approvals and Related Matters.

(a)            Each of Parent and the Company shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement (but in no event later than (i) 10 Business Days after the date hereof with respect to the HSR Act and (ii) 20 Business Days with respect to the other Regulatory Approvals), all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Mergers and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing:

(i)             the Company and Parent shall: (A) promptly after the date of this Agreement, prepare, file and submit the notifications, reports and other documents required under (i) the HSR Act or otherwise required for the Regulatory Approvals; and (B) respond as promptly as practicable to (1) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (2) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Body in connection with the Regulatory Approvals; and

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(ii)            except to the extent Parent and the Company reasonably determine otherwise, each party shall (A) as soon as possible after a Requesting Authority asserts or attempts to assert jurisdiction over, or requests, requires or attempts to require a filing or submission relating to, the Mergers or any of the other Contemplated Transactions, and consistent with any Legal Requirement, file and submit (in accordance with each Legal Requirement that may be applicable or that such Requesting Authority asserts to be applicable) all notices, reports and other documents required or requested by such Requesting Authority to be filed or submitted on behalf of such party, and (B) respond as promptly as possible to any inquiries or requests received from such Requesting Authority for additional information or documentation.

(b)            Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other party with any information which may be required in order to effectuate any filings (including applications) or submissions pursuant to (and to otherwise comply with its obligations or the obligations of its Subsidiaries set forth in) Section 5.8(a). Pursuant to and in accordance with the other terms and conditions of this Section 5.8, Parent following consultation with the Company in good faith and taking into account the Company’s reasonable input: (i) shall control devising and implementing the strategy of the parties with respect to seeking any actions or Consents of any Governmental Body (including any Requesting Authority) with respect to the Mergers and the other Contemplated Transactions and coordinating any contacts with any Governmental Body; and (ii) shall take the lead in all meetings and communications with any Governmental Body in connection with obtaining any such action or Consent. No party shall agree to extend any waiting period or refile under any applicable Legal Requirement, including any Antitrust Law or any FDI Law (except with the prior written consent of the other party hereto, such consent not to be unreasonably withheld, conditioned or delayed).

(c)            Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to Section 5.8(b) and the confidentiality provisions of the Confidentiality Agreement, each party shall: (i) consult with the other party in good faith prior to taking a position with respect to any filing or submission required by Section 5.8(a); (ii) permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions or proposals before making or submitting any of the foregoing to any Governmental Body on behalf of any party hereto in connection with any filing or submission required by Section 5.8(a) or any Legal Proceeding involving a Governmental Body with regulatory authority related to this Agreement or any of the Contemplated Transactions; (iii) coordinate with the other party in preparing and exchanging such information; (iv) not participate in material oral communications or meetings with any Governmental Body without giving the other party and its counsel the opportunity to participate therein, except to the extent that competitively sensitive information may be discussed, in which case the parties will allow external legal counsel for the other party to participate; and (v) promptly provide the other party (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Body in connection with any filing or submission required by Section 5.8(a).

(d)            Each party shall notify the other party as promptly as possible and in any event within two (2) Business Days upon the receipt of: (i) any communication from any official of any Governmental Body in connection with any filing or submission made pursuant to this Agreement; (ii) knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Mergers or any of the other Contemplated Transactions (and shall keep the other party informed as to the status of any such Legal Proceeding or threat); (iii) any request by any official of any Governmental Body for any amendment or supplement to any filing or submission made pursuant to this Agreement or any information required to comply with any Legal Requirement applicable to the Mergers or any of the other Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing or submission made pursuant to Section 5.8(a), each party shall (promptly upon learning of the occurrence of such event) inform the other party of the occurrence of such event and cooperate in filing with or submitting to the applicable Governmental Body such amendment or supplement.

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(e)            Subject to Section 5.2(f) and Section 5.3(f), as applicable, each of Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Mergers and make effective the other Contemplated Transactions on a timely basis. Without limiting the generality of the foregoing, each party: (i) shall make all filings (if any), give all notices (if any) and provide all information (if any) required to be made, given or provided by such party in connection with the Mergers or any of the other Contemplated Transactions; (ii) shall consult with such party’s employees to the extent required under any applicable Legal Requirement in connection with the Mergers or any of the other Contemplated Transactions; (iii) shall use its reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement) by such party in connection with the Mergers or any of the other Contemplated Transactions; and (iv) shall propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition or license (or similar arrangement) of, or limit Parent’s freedom of action with respect to, any of the businesses, product lines or assets of any Parent Entity or any Company Entity, or the termination of existing relationships, contractual rights or obligations or the creation of new relationships, contractual rights or obligations, or otherwise propose, proffer or agree to any other requirement, obligation, condition, limitation or restriction on any of the businesses, product lines or assets of any Parent Entity or any Company Entity, in each case, necessary or advisable to obtain each Consent required to be obtained or to remove or resolve any pending litigation, injunction or other legal bar to the Mergers or any of the other Contemplated Transactions (any of the foregoing, a “Remedial Action”); provided, however, that nothing in this Section 5.8(e) shall require Parent or any of its Subsidiaries to propose, negotiate, commit to or effect any Remedial Action, and the Company and its Subsidiaries shall not take any such Remedial Action without the prior written consent of Parent, that (i) is not conditioned upon the consummation of the Mergers, (ii) solely with respect with to the jurisdiction set forth on Part 5.8(e) of the Company Disclosure Schedule (the “Specified Jurisdiction”), would reasonably be expected to have, individually or in the aggregate with all other Remedial Actions required to be taken under this Section 5.8(e), with respect to the Specified Jurisdiction, a material negative impact on the business, financial condition or results of the combined businesses of the Company Entities and the Parent Entities with respect to the Specified Jurisdiction, (iii) with respect to all jurisdictions other than the Specified Jurisdiction, would reasonably be expected to have, individually or in the aggregate with all other Remedial Actions required to be taken under this Section 5.8(e) with respect to all such other jurisdictions, a material negative impact on the business, financial condition or results of the operations of the Company Entities, taken as a whole, or the Parent Entities, taken as a whole, or (iv) would require Parent to obtain the consent of RemainCo under the Tax Matters Agreement (it being acknowledged and agreed that no Remedial Action with respect to the Company or any other Company Entity shall require the consent of RemainCo under the Tax Matters Agreement). Each party shall consult with the other party with respect to all of the matters contemplated by this Section 5.8(e), and will keep the other party apprised of the status of matters relating to the consummation of the Contemplated Transactions.

(f)             During the Pre-Closing Period, each party shall not, and shall cause its Subsidiaries not to, take any action that would reasonably be expected to hinder, materially delay or prevent the obtaining of any Consent or the expiration of the waiting period under the HSR Act or any Regulatory Approval or clearance of any Governmental Body pursuant to any applicable foreign Legal Requirement including any Antitrust Law or FDI Law.

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5.9           Disclosure. Parent and the Company: (a) have agreed to the text of the joint press release and investor relations presentation announcing the signing of this Agreement; and (b) shall consult with each other before issuing any further press release or otherwise making any public statement with respect to the Merger or any of the other Contemplated Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing: (i) each of Parent and the Company may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements or announcements are consistent with (and not materially expansive of) previous press releases, public disclosures or public statements or announcements made jointly by the parties (or individually, if approved by the other party); (ii) Parent or the Company may, without the prior consent of the other party, issue any such press release or make any such public announcement or statement as may be required by a Legal Requirement or rules of any applicable stock exchange if it first notifies and consults with the other party prior to issuing any such press release or making any such public announcement or statement; (iii) the Company need not consult with (or obtain the consent of) Parent in connection with any press release, public statement or filing to be issued or made with respect to any Company Acquisition Proposal or any modification or withdrawal of the Company Board Recommendation in accordance with Section 5.2; (iv) Parent need not consult with (or obtain the consent of) Company in connection with any press release, public statement or filing to be issued or made with respect to any Parent Acquisition Proposal or any modification or withdrawal of the Parent Board Recommendation in accordance with Section 5.3; (v) neither Parent nor the Company need consult with (or obtain the consent of) the other party in connection with any press release, public statement or filing in connection with any Legal Proceeding between Parent and the Company related to this Agreement or any of the Contemplated Transactions; and (vi) the restrictions set forth in this Section 5.9 shall be subject to Section 5.17(i) with respect to the sharing of confidential information with the Financing Sources and potential financing sources in connection with the Debt Financing.

5.10        Resignation of Officers and Directors. The Company shall use reasonable best efforts to obtain and deliver to Parent at or prior to the Closing (or, at the option of Parent, at a later date) the resignation of each officer or director of the Company Entities identified by Parent prior to the Closing, effective as of the Closing (it being understood that (a) such resignation shall not constitute a voluntary termination of employment under any Company Employee Plan applicable to such individual’s status as an officer or director of a Company Entity and (b) obtaining such resignations shall not in any event be a condition to the consummation of the parties obligations to effect the Mergers and consummate the Contemplated Transactions at the Closing).

5.11        Delisting. Prior to the Closing, the parties shall cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts under applicable Legal Requirements (including the New York Stock Exchange rules) to enable the de-listing by the Surviving Company of the Company Common Stock from the New York Stock Exchange and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Closing.

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5.12        Nasdaq Listing. Parent shall use its reasonable best efforts to cause to be approved for listing (subject to official notice of issuance) on Nasdaq at or prior to the Closing (a) the shares of Parent Common Stock to be issued in connection with the Mergers and (b) the shares of Parent Common Stock to be reserved upon settlement or exercise of equity awards in respect of Parent Common Stock.

5.13        Section 16 Matters. Prior to the Closing, Parent and the Company shall take all steps that may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Mergers and the matters contemplated by Section 5.3(h) and Section 5.4(a) by each individual who is, or as a result of the Contemplated Transactions will be, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent or the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Legal Requirements.

5.14        Stockholder Litigation. Each party shall promptly notify the other party in writing of, and shall give the other party the opportunity to participate fully and actively in the defense and settlement of, any stockholder claim or litigation (including any class action or derivative litigation) against or otherwise involving the parties and/or any of its directors or officers relating to this Agreement, the Mergers or any of the other Contemplated Transactions. No compromise or full or partial settlement of any such claim or litigation shall be agreed to by any party without the other party’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

5.15        Takeover Statutes and Rights. If any Takeover Statute is or may become applicable to this Agreement or the Mergers or any of the other Contemplated Transactions, each party and the board of directors of such party shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on this Agreement, the Mergers and the other Contemplated Transactions.

5.16	Tax Matters.

(a)            For United States federal income Tax purposes, the parties intend that the Integrated Transaction be treated as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and this Agreement shall be, and hereby is, adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub One, Merger Sub Two and the Company are parties under Section 368(b) of the Code. Each of Parent and the Company will (and will cause its Subsidiaries to) use its reasonable best efforts to cause the Mergers to qualify, and will not take or knowingly fail to take any action (and will cause its Subsidiaries not to take or knowingly fail to take any action) which action or failure to act would reasonably be expected to impede or prevent the Mergers from qualifying for the Intended Tax Treatment. The parties will not take any tax reporting position inconsistent with the Intended Tax Treatment unless otherwise required by a “determination” within Section 1313(a) of the Code.

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(b)            Parent shall use its reasonable best efforts to (i) obtain the opinion of counsel referred to in Section 6.10 and (ii) deliver to Paul, Weiss, Rifkind, Wharton & Garrison LLP (or such other counsel rendering such opinion), counsel to the Company, and Hogan Lovells Cadwalader US LLP (or such other counsel rendering such opinion), counsel to Parent, tax representation letters, dated as of the effective date of the Form S-4 Registration Statement and the Closing Date, respectively, and signed by an officer of Parent, in form and substance mutually agreeable to Parent and the Company, containing representations of Parent as shall be reasonably necessary or appropriate to enable Paul, Weiss, Rifkind, Wharton & Garrison LLP (or such other counsel rendering such opinion) to render an opinion on the effective date of the Form S-4 Registration Statement and on the Closing Date, respectively, as described in Section 7.10, and Hogan Lovells Cadwalader US LLP (or such other counsel rendering such opinion) to render an opinion on the effective date of the Form S-4 Registration Statement and on the Closing Date, respectively, as described in Section 6.10.

(c)            The Company shall use its reasonable best efforts to (i) obtain the opinion of counsel referred to in Section 7.10 and (ii) deliver to Hogan Lovells Cadwalader US LLP (or such other counsel rendering such opinion), counsel to Parent, and Paul, Weiss, Rifkind, Wharton & Garrison LLP (or such other counsel rendering such opinion), counsel to the Company, tax representation letters, dated as of the effective date of the Form S-4 Registration Statement and the Closing Date, respectively, and signed by an officer of the Company, in form and substance mutually agreeable to the Company and Parent, containing representations of the Company as shall be reasonably necessary or appropriate to enable Hogan Lovells Cadwalader US LLP (or such other counsel rendering such opinion) to render an opinion on the effective date of the Form S-4 Registration Statement and on the Closing Date, respectively, as described in Section 6.10 and Paul, Weiss, Rifkind, Wharton & Garrison LLP (or such other counsel rendering such opinion) to render an opinion on the effective date of the Form S-4 Registration Statement and on the Closing Date, respectively, as described in Section 7.10.

(d)            Parent shall use its reasonable best efforts to cause Hogan Lovells Cadwalader US LLP not to amend, modify or otherwise withdraw the Unqualified Transaction Tax Opinion, except to the extent that any amendment, modification or withdrawal is required as a result of a breach by the Company of any representation made by the Company in its representation letter, dated as of the date hereof and delivered to Hogan Lovells Cadwalader US LLP for purposes of the Unqualified Transaction Tax Opinion (the “Company Representation Letter”). Parent shall not amend, modify or withdraw the representation letter, dated as of the date hereof and delivered by Parent to Hogan Lovells Cadwalader US LLP for purposes of the Unqualified Transaction Tax Opinion, and shall not otherwise seek to terminate or withdraw the RemainCo Consent. In the event that Hogan Lovells Cadwalader US LLP amends, modifies or withdraws the Unqualified Transaction Tax Opinion, other than as a result of a breach by the Company of the Company Representation Letter, Parent shall use reasonable best efforts to have a different qualified law firm provide the Unqualified Transaction Tax Opinion to Honeywell for purposes of the RemainCo Consent. Parent shall promptly, and in any event within one Business Day, provide written notice to the Company of its receipt of a RemainCo Consent Withdrawal Notice or the commencement of a RemainCo Action. In the event that Parent receives a RemainCo Consent Withdrawal Notice or RemainCo initiates a RemainCo Action, Parent shall use reasonable best efforts to provide RemainCo with a valid Unqualified Transaction Tax Opinion, including by providing a modified Parent representation letter, and the Company shall use reasonable best efforts to cooperate with RemainCo with respect thereto, including by providing a modified Company Representation Letter.

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5.17	Debt Financing.

(a)            Parent shall, and shall cause its Representatives to, use its reasonable best efforts to do, or cause to be done, all things necessary or advisable to arrange and obtain the Debt Financing on or prior to the date the Closing is required to be effected in accordance with Section 1.3, on the terms and subject solely to the conditions (including, to the extent applicable, the “flex” provisions) described in the Debt Commitment Letter (it being understood that, for purposes of this Section 5.17, references to the Debt Commitment Letter shall be deemed to include any Fee Letter), including using its reasonable best efforts to: (i) maintain in full force and effect the Debt Commitment Letter in accordance with its terms (to the extent any proceeds thereof are required for the satisfaction of Parent’s payment obligations under this Agreement due at the Closing, including for the payment of the Financing Uses), (ii) enter into and deliver definitive agreements with respect to the Debt Financing (the “Definitive Debt Financing Agreements”) on the terms and subject solely to the conditions contemplated by the Debt Commitment Letter (including any “flex” provisions set forth in any Fee Letter) or such other terms as Parent may determine, so long as such other terms and conditions would not constitute a Prohibited Modification; and (ii) satisfy (or obtain the waiver of) on a timely basis all conditions and comply with all obligations applicable to Parent, including with respect to the payment of any commitment, engagement or placement fees, in the Debt Commitment Letter or the Definitive Debt Financing Agreements to the extent a failure to do so would result in a failure of a condition precedent to the initial availability of the Debt Financing.

(b)            Parent shall not agree to any amendment, restatement, supplement, replacement or modification to be made to, or waiver of any of its rights under, the Debt Commitment Letter or the Definitive Debt Financing Agreements without the prior written consent of the Company, if any such amendment, restatement, supplement, replacement, modification or waiver to the Debt Commitment Letter or the Definitive Debt Financing Agreements would impose new or additional conditions or otherwise amend, modify or expand any conditions to the initial funding of the Debt Financing, in each case, in a manner that would reasonably be expected to: (i) materially delay or prevent the Closing from occurring; (ii) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing on or prior to the Closing Date less likely to occur, (iii) reduce the aggregate amount of the Debt Financing to less than the amount required, together with all other sources of cash or other financing sources available to Parent on the Closing Date, for the satisfaction of Parent’s payment obligations under this Agreement due at the Closing, including for the payment of the Financing Uses, or (iv) adversely impact the ability of the Parent to (A) enforce its rights against the other parties to the Debt Commitment Letter or the Definitive Debt Financing Agreements or (B) cause the Mergers to be timely consummated (it being understood that Parent may amend, restate, modify or supplement the Debt Commitment Letter or the Definitive Debt Financing Agreements to add lenders, lead arrangers, bookrunners, underwriters, initial purchasers, placement agents, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, to provide for the assignment and reallocation of a portion of the debt financing commitments contained in the Debt Commitment Letter or the Definitive Debt Financing Agreements and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments as expressly set forth in the Debt Commitment Letter, in each case, without the Company’s consent) (clauses “(i)”, “(ii),” “(iii),” and “(iv)”, a “Prohibited Modification”).

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(c)            If any portion of the Debt Financing becomes unavailable in an amount that would result in Parent having insufficient funds, when taken together with all other sources of cash or other financing sources available to Parent, to satisfy the Financing Uses on the Closing Date, Parent shall, as promptly as practicable following the occurrence of such event, (i) notify the Company in writing thereof as promptly as practicable after obtaining knowledge thereof and (ii) use its reasonable best efforts to arrange and obtain alternative financing from sources that are reasonably acceptable to Parent (the “Alternative Financing”) in an amount (together with all other sources of cash or other financing sources available to Parent) sufficient to satisfy the Financing Uses; provided that nothing contained in this Section 5.17 shall require, and in no event shall the “reasonable best efforts” of Parent be deemed or construed to require Parent to seek or accept such Alternative Financing on terms materially less favorable in the aggregate than the terms and conditions described in the Debt Commitment Letter (including the exercise of “market flex” provisions in the Fee Letters) as in effect on the date of this Agreement, as determined in the reasonable judgment of Parent. The new debt commitment letter entered into in connection with any such alternative financing pursuant to Section 5.17(b) or this Section 5.17(c) is referred to as a “New Debt Commitment Letter”; provided that, without the prior written consent of the Company, such Alternative Financing shall not result in any Prohibited Modification.

(d)            Upon (i) obtaining any commitment for any Alternative Financing or (ii) any amendment, restatement, supplement, replacement, modification or waiver of the Debt Commitment Letter, the debt financing commitments contemplated therein, in each case, as permitted by Section 5.17(b) and Section 5.17(c), references to the “Debt Financing,” “Financing Sources,” “Definitive Debt Financing Agreements” and “Debt Commitment Letter” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, such amended, restated, supplemented, replaced, modified or waived Debt Commitment Letter and, in each case, the commitments thereunder, the agreements with respect thereto and the financial institutions participating therein for all purposes of this Agreement and each such term shall be construed accordingly.

(e)            Parent shall, and shall cause its Representatives to, keep the Company reasonably informed as promptly as practicable upon the Company’s written request in reasonable detail as to the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Parent shall (i)  upon the Company’s written request, furnish the Company with executed copies of any amendments, restatements, supplements, replacements, modifications to or waivers of the Debt Commitment Letter or Alternative Financing (with any fee letter redacted in a customary manner) promptly upon their execution; and (ii) give the Company prompt written notice (A) of any actual or threatened default or material breach (or any event that, with or without notice, lapse of time or both, would give rise to any default or material breach) under, or repudiation of, the Debt Commitment Letter or the Definitive Debt Financing Agreements by any Financing Source party thereto, in each case, of which Parent becomes aware, (B) of any termination of the Debt Commitment Letter, other than in accordance with its terms, (C) of the receipt of any written notice from any Person with respect to any material dispute or disagreement between or among any parties to the Debt Commitment Letter or any Definitive Debt Financing Agreement relating to the initial availability of the Debt Financing and (D) if for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms contemplated by the Debt Commitment Letter or the Definitive Debt Financing Agreements, as the case may be, in an amount sufficient, when taken together with all other sources of cash or other financing sources available to Parent, to satisfy the Financing Uses.

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(f)             Prior to the Closing, the Company shall, and shall cause each of the other Company Entities and its and their respective Representatives to, use reasonable best efforts to provide to Parent all cooperation reasonably requested by Parent in connection with arranging, obtaining, syndicating and consummating the Debt Financing or any Alternative Financing (or any replacement, amended, modified, alternative or substitute financing permitted by this Section 5.17) and any amendments to Parent’s existing financings in connection therewith, including using reasonable best efforts to:

(i)              furnish Parent with such Required Financial Information and other customary information regarding the Company and its Subsidiaries as Parent may reasonably request in connection with any Debt Financing, including providing customary historical financial and other information regarding the Company and reasonable assistance to permit Parent to prepare pro forma financial statements customary for the Debt Financing and/or to the extent required by Regulation S-X under the Securities Act or any other accounting rules and regulations of the SEC in connection with the Debt Financing (such financial statements and the Required Financial Information, the “Financial Information”); provided that the public filing of any Financial Information with the SEC shall constitute delivery of such Financial Information;

(ii)            cause the management of the Company, with appropriate seniority and expertise, and external auditors to participate in a reasonable number of meetings, presentations, roadshows, drafting sessions, sessions with rating agencies and due diligence sessions (including with Financing Sources or providers of Alternative Financing), in each case, upon reasonable notice and at mutually agreeable dates and times;

(iii)           provide reasonable and customary assistance with the preparation of customary rating agency presentations, road show materials, customary “public side” and “private side” bank information memoranda, prospectuses, offering memorandas, and bank syndication materials, Offering Documents, private placement memoranda and similar documents customarily required (which may incorporate, by reference, periodic and current reports filed by the Company with the SEC) in connection with obtaining any Debt Financing, and upon reasonable request, identify any material non-public information contained in such materials (which assistance may include, (A) providing customary authorization and representation letters; provided that such authorization and representation letters (or the underlying documents to which they pertain) shall exculpate the Company, the other Acquired Companies and its and their respective Representatives with respect to any lability related to the use or misuse of information contained therein or other marketed materials related thereto) and (B) consenting to the inclusion or incorporation by reference of periodic and current reports filed by the Company with the SEC);

(iv)            promptly provide (and in any event at least four Business Days prior to the Closing Date) all documentation and other information reasonably required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company and the other Company Entities, in each case as reasonably requested by Parent at least nine Business Days prior to the Closing Date;

(v)             furnish Parent, promptly following Parent’s reasonable request, with customary financial information relating to the Company and the other Company Entities to the extent required to consummate the Debt Financing in accordance with the terms of the Debt Commitment Letter, and providing reasonable assistance that is reasonably necessary to permit Parent’s preparation of pro forma financial information required to consummate the Debt Financing in accordance with the terms of the Debt Commitment Letter; provided that the public filing of any financial statements or other public information filed with the SEC shall constitute delivery of such financial statements or other public information;

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(vi)            cause its independent auditors to participate in drafting sessions and accounting due diligence sessions and cooperate with the Debt Financing, any Alternative Financing and any underwritten offering or private placement of securities consistent with their customary practice, including requesting that they provide customary comfort letters (including “negative assurance” comfort (including drafts thereof which such accountants are prepared to issue at the time of pricing and at closing of any offering or placement of the Debt Financing)) and customary consents or authorization letters to the inclusion of the Company’s auditor reports, in each case, to the extent required in connection with the marketing and syndication of the Debt Financing or as are customarily required in a Capital Markets Issuance;

(vii)          assist with the preparation and enter into (as of the Closing) Definitive Debt Financing Agreements (including any guarantee, pledge and security agreements and including the review of any disclosure schedules related to the Definitive Debt Financing Agreements for completeness and accuracy) or the termination or amendment of any Company Entity’s currency or interest hedging agreements or other agreements, in each case, as may reasonably be requested in connection with the Debt Financing and subject to the occurrence of the Closing;

(viii)         cooperate to facilitate the pledging of, granting of security interests in and obtaining perfection of any liens on, collateral and the granting of guarantees, in each case as may be reasonably requested in connection with the Debt Financing and subject to the occurrence of the Closing; and

(ix)           obtain such consents, approvals, authorizations and instruments requested by Parent to permit the consummation of the Debt Financing, including releases, terminations, landlord waivers, access agreements, waivers, consents and estoppels, in each case, as may reasonably be requested in connection with the Debt Financing and subject to the occurrence of the Closing;

provided, however, that nothing in this Section 5.17 will require any such cooperation to the extent that it would (A) require the Company or any of its Subsidiaries to pay any fees or reimburse any expenses prior to the Closing for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of the Parent, (B) require the Company or any of its Subsidiaries to give or agree to give to any other Person any indemnities in connection with the Debt Financing that are effective prior to the Closing, (C) require the Company or any of its Subsidiaries to provide access to or disclose any information that the Company reasonably determines is prohibited or restricted under applicable Law or that would reasonably be expected to jeopardize any legal privilege of, or conflict with any confidentiality obligations binding on, the Company (not entered in contemplation hereof), (D) require the Company or any of its Subsidiaries to take any action which would result in the Company or any of its Subsidiaries or any of its or their respective Affiliates incurring any liability with respect to matters relating to the Debt Financing or cause any director, officer or employee of the Company or any of its Subsidiaries or any of its or their respective Affiliates or Representatives to incur any personal liability in connection with the Debt Financing in each case to the extent not indemnified by or on behalf of the Parent, (E) cause any term, covenant, representation or warranty in this Agreement to be breached by the Company or any of its Affiliates in a manner that would reasonably be expected to cause any condition to the Closing to fail to be satisfied or cause any condition to the Closing to fail to be satisfied, (F) conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, the Company’s or any of its Subsidiary’s respective Organizational Documents (not entered in contemplation hereof), any applicable Law or any applicable Material Contract (not entered in contemplation hereof), (G) require the Company or any of its Subsidiaries to provide (1) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (2) any description of all or any component of the Debt Financing (including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”) or (3) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing (which items (1) through (3) shall be the sole responsibility of the Parent) or (H) unreasonably interfere with the ongoing business operations of the Company and its Subsidiaries. Notwithstanding the foregoing, (i) none of the Company nor its officers or employees shall be required to execute or enter into any agreement with respect to the Debt Financing (other than (x) those officers or employees continuing in such roles after the Closing, and solely with respect to agreements contingent upon the Closing and that would not be effective prior to the Closing, and (y) the customary authorization letters referred to above included in any marketing materials for the Debt Financing and auditor representation letters), and (ii) no directors of the Company or its Subsidiaries shall be required to approve, adopt, execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing.

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(g)            The Company hereby consents to the use of its and each of the other Company Entities’ logos in connection with the Debt Financing; provided that such logos shall be used solely in a manner that is not reasonably likely to or intended to harm, disparage or otherwise adversely affect the Company and/or its Subsidiaries or their reputation or goodwill.

(h)            The Company shall, and shall cause each of the other Company Entities to, use reasonable best efforts to periodically update any Required Financial Information provided to Parent as may be necessary so that such Required Financial Information meets the applicable requirements set forth in the definition of “Required Financial Information.”For the avoidance of doubt, but subject to the other provisions of this Section 5.17, Parent may, to most effectively access the financing markets, request the cooperation of the Company and the other Company Entities under Section 5.17(e) at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing.

(i)             Notwithstanding any other provision set forth herein or in any other agreement between Parent, on the one hand, and the Company, on the other hand (or their respective Affiliates), the Company agrees that the Parent may share confidential information with respect to the businesses of the Company and the other Company Entities with the Financing Sources in connection with obtaining the Debt Financing, and that Parent and such Financing Sources may share such information with potential financing sources in connection with any marketing efforts for the Debt Financing; provided, however, that the recipients of such information agree to customary confidentiality arrangements, including deemed accepted confidentiality provisions contained in customary bank books and offering memoranda.

(j)             Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ and accountants’ fees, fees of the trustees for the Company Notes and their counsel, and fees of any exchange agents, solicitation agents and other agents and their counsel) incurred by the Company or any of the other Company Entities in connection with the cooperation of the Company and the other Company Entities contemplated by this Section 5.17.

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(k)           The Company shall be deemed to have complied with this Section 5.17 for the purpose of any condition set forth in Section 6.2, unless (i) the Company has committed a knowing and intentional breach of its obligations under this Section 5.17, (ii) Parent has notified the Company of such breach in writing in good faith, detailing in good faith reasonable steps that comply with this Section 5.17 in order to cure such breach, (iii) the Company has not taken such steps or otherwise cured such breach with reasonably sufficient time prior to the End Date to consummate the Debt Financing, and (iv) the Debt Financing has not been consummated and such breach by the Company is the proximate cause of such failure.

(l)             Notwithstanding anything herein to the contrary, Parent hereby acknowledges and agrees that Parent’s obligations under this Agreement, including its obligations to consummate the Contemplated Transactions, are not conditioned or contingent upon or otherwise subject to Parent’s consummation of any financing arrangement or the obtaining of any financing or the availability, grant, provisions or extension of any financing to Parent (including any portion of the Debt Financing).

(m)          Subject to the other provisions of this Section 5.17, the Company shall, and shall cause each of the other Company Entities to, deliver all notices and take all other actions reasonably requested by Parent that are required to, in accordance with the terms thereof, (i) terminate all commitments outstanding under the Company Credit Facility, repay in full all obligations, if any, outstanding thereunder, and facilitate the release of all Liens, if any, securing such obligations, and the release of all guarantees, if any, in connection therewith, in each case, on the Closing Date and conditioned upon the Closing and (ii) assist with the replacement, backstopping or rollover of any letter of credit. In furtherance and not in limitation of the foregoing, the Company shall, and shall cause each of the other Company Entities to, obtain customary payoff letters (in form and substance reasonably acceptable to Parent) prior to the Closing and shall use reasonable best efforts to obtain substantially final drafts of which shall be provided to Parent at least two Business Days prior to Closing and such other documents reasonably requested by Parent or the Financing Sources relating to the termination of the obligations under the Company Credit Facility and the payment of the Credit Facility Payoff Amount (the “Payoff Letters”), which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that all Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and the other Company Entities securing such indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the applicable Payoff Letter on the Closing Date, be automatically released and terminated (excluding any customary cash collateralization).

(n)            Subject to the other provisions of this Section 5.17, upon request of Parent, the Company shall, and shall cause each of the other Company Entities to, effect the prepayment, redemption, termination or discharge of any of the Company Notes subject to and in accordance with the terms of the applicable Company Indenture, including to (i) facilitate the delivery of the notices of redemption for the Company Notes in the time and manner required by the Company Indenture, (ii) deliver any required officer’s certificate and/or opinion of counsel to the Company to effect the giving of any such notice of redemption or satisfaction and discharge at Closing, (iii) facilitate the release of all Liens, if any, securing such obligations, and the release of all guarantees, if any, in connection therewith in accordance with the terms of the applicable Company Indenture and any other agreement or instrument related thereto and (iv) facilitate and effect at Closing the satisfaction and discharge of the Company Notes in accordance with the terms thereof; provided, that, for the avoidance of doubt, any such notice of redemption or any such action taken to effect such redemption, the satisfaction and discharge of any Company Notes shall be expressly conditioned on the occurrence of the Closing, and the Company shall have no liability or obligation with respect to any such notice or action unless and until the Closing occurs.

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(o)            Subject to the other provisions of this Section 5.17, upon request of Parent, the Company shall, and shall cause each of the other Company Entities to, use its reasonable best efforts to, commence and participate in as promptly as practicable following receipt of such request, any exchange offers or tender offers to purchase, any portion of the Company Notes in compliance with all (including any related consent solicitation with respect thereto) applicable terms and conditions of the Company Indenture and all applicable Legal Requirements and SEC rules and regulations (collectively, the “Debt Offers”); provided that (i) Parent shall have provided the Company with drafts of the offer to purchase or exchange, related letter of transmittal, and other related documents and such documents shall be reasonably acceptable to the Company and (ii) the closing of the Debt Offers shall be conditioned on the Closing and shall otherwise comply with all applicable Legal Requirements and SEC rules and regulations and the Company shall have no liability or obligation with respect thereto unless and until the Closing occurs. The terms and conditions specified by Parent for the Debt Offers shall be only such terms and conditions as are reasonably acceptable to the Company and customarily included in offers to purchase or exchange debt securities (and related consent solicitations with respect thereto) similar to the Company Notes and in similar situations and shall otherwise be in compliance with all applicable Legal Requirements and SEC rules and regulations and the terms and conditions of the Company Indenture. Nothing in this Section 5.17(p) or in any other provision of this Agreement shall require the Company or any of its Affiliates to purchase or exchange, or accept for purchase or exchange, any Company Notes tendered, exchanged or otherwise submitted for payment or exchange prior to the Closing Date or effect any amendments to the Company Notes. The parties hereto shall, and shall cause their respective Subsidiaries to, and shall use their respective reasonable best efforts to cause their respective representatives and auditors to, provide cooperation reasonably requested by the other in connection with the Debt Offers. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Debt Offer will be selected by Parent and reasonably acceptable to the Company and their fees and out-of-pocket expenses will be paid directly by Parent.

(p)            Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ and accountants’ fees, fees of the trustees for the Company Notes and their counsel, and fees of any exchange agents, solicitation agents and other agents and their counsel) incurred by the Company or any of the other Company Entities in connection with the cooperation of the Company and the other Company Entities contemplated by Section 5.17(m), Section 5.17(n) and Section 5.17(o).

5.18        Miscellaneous. Notwithstanding anything to the contrary in this Agreement, the Company shall be permitted to take the actions described in Part 5.18 of the Company Disclosure Schedule.

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Section 6.      Conditions Precedent to Obligations of Parent and Merger Subs

The obligations of Parent, Merger Sub One and Merger Sub Two to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

6.1            Accuracy of Representations.

(a)            Subject to Section 6.1(b)-(d), each of the representations and warranties of the Company contained in this Agreement, other than the Company Specified Representations, shall have been accurate as of the date of this Agreement and shall be accurate as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate as of such earlier date), except that any inaccuracies in such representations and warranties will be disregarded if such inaccuracies (considered collectively) do not have a Material Adverse Effect on the Company; provided, however, that, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates: all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations and warranties shall be disregarded (other than references to “Material Contract” or “material weakness”).

(b)            Each of the representations and warranties of the Company contained in Sections 2.16, 2.17, 2.18 and 2.21 shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date).

(c)            The representation and warranty contained in clause “(a)” of Section 2.5 shall have been accurate in all respects as of the date of this Agreement.

(d)            Each of the representations and warranties of the Company contained in Sections 2.3(a) and 2.3(b) shall have been accurate in all respects as of the Capitalization Date, except that any inaccuracies in such representations and warranties that are, in the aggregate, de minimis will be disregarded.

6.2            Performance of Covenants. The covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3            Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or be threatened in writing by the SEC with respect to the Form S-4 Registration Statement that have not been withdrawn.

6.4            Stockholder Approvals.

(a)            This Agreement shall have been duly adopted at the Company Stockholders’ Meeting by the Required Company Stockholder Vote.

(b)            This Parent Stock Issuance shall have been duly approved at the Parent Stockholders’ Meeting by the Required Parent Stockholder Vote.

6.5            Closing Certificate. Parent shall have received a certificate executed on behalf of the Company by an officer of the Company confirming that the conditions set forth in Sections 6.1, 6.2 and 6.6 have been duly satisfied.

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6.6            No Material Adverse Effect on the Company. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Company.

6.7            Regulatory Matters.

(a)            The waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated.

(b)            With respect to the Regulatory Approvals, (i) the applicable waiting period shall have expired or been terminated or (ii) the applicable Governmental Authorization or Consent shall have been obtained.

6.8            No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order (including, for the avoidance of doubt, any such order, injunction, or other Order pursuant to or in connection with a RemainCo Action) preventing the consummation of the Mergers shall have been issued by any Specified Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted after the date of this Agreement with respect to the Mergers by any Specified Governmental Body that makes consummation of the Mergers illegal.

6.9            Listing. The shares of Parent Common Stock to be issued in the Mergers shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

6.10            Parent Tax Opinion. Parent shall have received the written opinion of its counsel, Hogan Lovells Cadwalader US LLP (or if Hogan Lovells Cadwalader US LLP is unable to issue such opinion, such other counsel reasonably acceptable to Parent, it being understood and agreed that Paul, Weiss, Rifkind, Wharton & Garrison LLP is such a law firm reasonably acceptable to Parent), dated as of the effective date of the Form S-4 Registration Statement, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and the Closing Date and in form and substance as set forth in Exhibit E attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard reorganization opinion that is reasonably acceptable to Parent), and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, conditioned or delayed, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Mergers will qualify for the Intended Tax Treatment. In rendering such opinion, counsel may rely upon the tax representation letters delivered pursuant to Section 5.16(b) and Section 5.16(c).

Section 7.      Conditions Precedent to Obligation of the Company

The obligation of the Company to effect the Mergers and otherwise consummate the Contemplated Transactions is subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1            Accuracy of Representations.

(a)            Subject to Section 7.1(b)-(d), each of the representations and warranties of Parent contained in this Agreement, other than the Parent Specified Representations, shall have been accurate as of the date of this Agreement and shall be accurate as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate as of such earlier date), except that any inaccuracies in such representations and warranties will be disregarded if such inaccuracies (considered collectively) do not have a Material Adverse Effect on Parent; provided, however, that, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations and warranties shall be disregarded (other than references to “Parent Material Contract” or “material weakness”).

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(b)            Each of the representations and warranties of Parent contained in Sections 3.13(b), 3.15 and 3.22 shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date).

(c)            The representation and warranty contained in clause “(a)” of Section 3.5 shall have been accurate in all respects as of the date of this Agreement.

(d)            Each of the representations and warranties of Parent contained in Sections 3.3(a), 3.3(b), and 3.11(j) shall have been accurate in all respects as of the date of this Agreement and shall be accurate as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties that are, in the aggregate, de minimis will be disregarded.

7.2            Performance of Covenants. The covenants and obligations in this Agreement that Parent, Merger Sub One and Merger Sub Two are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3            Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or be threatened in writing by the SEC with respect to the Form S-4 Registration Statement that have not been withdrawn.

7.4            Stockholder Approvals.

(a)            This Agreement shall have been duly adopted at the Company Stockholders’ Meeting by the Required Company Stockholder Vote.

(b)            This Parent Stock Issuance shall have been duly approved at the Parent Stockholders’ Meeting by the Required Parent Stockholder Vote.

7.5            Closing Certificate. The Company shall have received a certificate executed on behalf of Parent by an officer of Parent confirming that the conditions set forth in Sections 7.1, 7.2 and 7.6 have been duly satisfied.

7.6            No Material Adverse Effect on Parent. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on Parent.

7.7            Regulatory Matters.

(a)            The waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated.

(b)            With respect to the Regulatory Approvals, (i) the applicable waiting period shall have expired or been terminated or (ii) the applicable Governmental Authorization or Consent shall have been obtained.

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7.8            No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order (including, for the avoidance of doubt, any such order, injunction, or other Order pursuant to or in connection with a RemainCo Action) preventing the consummation of the Mergers shall have been issued by any Specified Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted after the date of this Agreement with respect to the Mergers by any Specified Governmental Body that makes consummation of the Mergers illegal.

7.9            Listing. The shares of Parent Common Stock to be issued in the Mergers shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

7.10            Company Tax Opinion. The Company shall have received the written opinion of its counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP (or if Paul, Weiss, Rifkind, Wharton & Garrison LLP is unable to issue such opinion, such other counsel reasonably acceptable to the Company, it being understood and agreed that Hogan Lovells Cadwalader US LLP is such a law firm reasonably acceptable to the Company), dated as of the effective date of the Form S-4 Registration Statement, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and the Closing Date and in form and substance as set forth in Exhibit F attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard reorganization opinion that is reasonably acceptable to the Company), and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, conditioned or delayed, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Mergers will qualify for the Intended Tax Treatment. In rendering such opinion, counsel may rely upon the tax representation letters delivered pursuant to Section 5.16(b) and Section 5.16(c).

Section 8.      Termination

8.1            Termination. This Agreement may be terminated prior to the Closing by written notice of the terminating party to the other party:

(a)            by mutual written consent of Parent and the Company;

(b)            by either Parent or the Company if the Mergers shall not have been consummated by 11:59 p.m. (Eastern Time) on July 6, 2027 (the “End Date”), provided, that if on such End Date all of the conditions to Closing, other than the conditions set forth in Section 6.7, Section 7.7, Section 6.8 or Section 7.8 (but with respect to Section 6.8 or Section 7.8, only to the extent related to Antitrust Laws or FDI Laws), shall have been satisfied or waived (to the extent waiver is permitted by applicable Legal Requirement) or shall be capable of being satisfied at such time, the End Date shall be further extended to 11:59 p.m. (Eastern Time) on January 5, 2028 (and in the case of such extension, any reference to the End Date in any other provision of this Agreement shall be a reference to the End Date as so extended);

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(c)            by either Parent or the Company if: (i) a Specified Governmental Body shall have issued a final and nonappealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers; or (ii) there shall be any applicable final and nonappealable Legal Requirement enacted, promulgated or issued after the date of this Agreement with respect to the Mergers by any Specified Governmental Body that would make consummation of the Mergers illegal; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall not have breached in any material respect its obligations under this Agreement in any manner that has been the primary cause of such Order being issued and becoming final and non-appealable or such Legal Requirement being enacted, promulgated or issued;

(d)            by either Parent or the Company if: this Agreement shall not have been adopted at the Company Stockholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Vote;

(e)            by either Parent or the Company if: the Parent Stock Issuance shall not have been approved at the Parent Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Stockholder Vote;

(f)            by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred; provided that Parent shall exercise its right to terminate pursuant to this Section 8.1(f) within ten (10) business days following such Company Triggering Event;

(g)            by the Company (at any time prior to the approval of the Parent Stock Issuance by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred; provided that the Company shall exercise its right to terminate pursuant to this Section 8.1(g) within ten (10) business days following such Parent Triggering Event;

(h)            by Parent if: (i) any of the Company’s representations or warranties contained in this Agreement shall be inaccurate such that any of the conditions set forth in Section 6.1 would not be satisfied; or (ii) any of the Company’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that, if an inaccuracy in any of the Company’s representations or warranties or a breach of a covenant or obligation by the Company is reasonably capable of being cured by the Company prior to the End Date (as it may be extended in accordance with Section 8.1(b)), then Parent may not terminate this Agreement under this Section 8.1(h) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent gives the Company written notice of such inaccuracy or breach; provided further that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(h) if Parent is then in material breach of any representation, warrant, covenant or agreement contained in this Agreement;

(i)            by the Company if: (i) any of Parent’s representations or warranties contained in this Agreement shall be inaccurate such that any of the conditions set forth in Section 7.1 would not be satisfied; or (ii) any of Parent’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent’s representations or warranties or a breach of a covenant or obligation by Parent is reasonably capable of being cured by Parent prior to the End Date (as it may be extended in accordance with Section 8.1(a)), then the Company may not terminate this Agreement under this Section 8.1(i) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that the Company gives Parent written notice of such inaccuracy or breach; provided further that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(i) if the Company is then in material breach of any representation, warrant, covenant or agreement contained in this Agreement;

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(j)            by the Company (at any time prior to obtaining the Required Company Stockholder Vote) if the Company Board of Directors authorizes the Company to enter into a definitive written agreement concerning a Company Superior Offer in accordance with and in compliance with Section 4.4 and Section 5.2; provided that the Company enters into such definitive written agreement substantially concurrently with the termination of this Agreement;

(k)            by Parent (at any time prior to obtaining the Required Parent Stockholder Vote) if the Parent Board of Directors authorizes Parent to enter into a definitive written agreement concerning a Parent Superior Offer in accordance with and in compliance with Section 4.4 and Section 5.3; provided that Parent enters into such definitive written agreement substantially concurrently with the termination of this Agreement; or

(l)            by the Company if RemainCo has provided a RemainCo Consent Withdrawal Notice to Parent or RemainCo has otherwise initiated a RemainCo Action or the RemainCo Consent is otherwise not in full force and effect; provided that the Company shall not terminate this Agreement under this Section 8.1(l) until the earlier to occur of (i) 60 days following the delivery of such RemainCo Consent Withdrawal Notice or the initiation of such RemainCo Action, as applicable, and (ii) one Business Day prior to the End Date., but only if, with respect to each of (i) and (ii), as of such date, the RemainCo Consent Withdrawal Notice has not been irrevocably withdrawn, the RemainCo Consent is not then in full force and effect, or injunctive relief has been granted by the relevant authority and continues to be in effect at such time.

Notwithstanding anything to the contrary contained in this Section 8.1, this Agreement may not be terminated by any party unless any fee required to be paid by such party at or prior to the time of such termination pursuant to Section 8.3 is paid or made in full substantially concurrently with such termination.

8.2            Effect of Termination. If this Agreement is terminated as provided in Section 8.1, all further obligations of the parties under this Agreement shall terminate, this Agreement shall be of no further force or effect and there shall be no liability on the part of the Company, Parent, Merger Sub One, Merger Sub Two or any of their respective stockholders or Representatives; provided, however, that: (a) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect; (b) the termination of this Agreement shall not relieve any party from any liability for fraud or any knowing and intentional breach of any covenant or obligation contained in this Agreement; and (c) the termination of this Agreement shall not relieve any party of any obligation under the Confidentiality Agreement. For purposes of this Agreement, (i) “fraud” means, with respect to any party, actual and intentional fraud under the laws of the State of Delaware by such party in the making of the representations and warranties of such party pursuant to Section 2 or Section 3, as applicable, with the actual (and not constructive) knowledge that such representation was false when made and with the express intention of inducing the Person to whom such representation was made to rely on it (for the avoidance of doubt, “fraud” does not include any claim for equitable fraud, constructive fraud, promissory fraud or any claim for fraud based on negligence or recklessness) and (ii) “knowing and intentional breach” means a breach or failure to perform a covenant or obligation that is a consequence of an act taken or omitted to be taken by the breaching party with the actual knowledge that the taking of such act or the failure to take such act, as applicable, would, or would reasonably be expected to, cause a material breach of this Agreement and shall include the failure by a party to effect the Closing at the time the Closing is required to occur pursuant to Section 1.3.

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8.3            Expenses; Termination Fees.

(a)            Except as set forth in this Section 8.3 or Section 5.17(e), all fees and expenses incurred in connection with this Agreement or any of the Contemplated Transactions shall be paid by the party incurring such fees and expenses, whether or not the Mergers are consummated; provided, however, that Parent shall bear all filing fees incurred by the parties in connection with the filing of the premerger notification and report forms relating to the Mergers under the HSR Act and the filing of any notice or other document under any applicable foreign antitrust or competition-related law or regulation or other Legal Requirement.

(b)            If: (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d); (ii) at or prior to the time of the termination of this Agreement, a Company Acquisition Proposal shall have been publicly disclosed, announced, commenced, submitted or made and shall not have been publicly withdrawn at least 10 Business Days prior to the Company Stockholders’ Meeting; and (iii) within 12 months after the date of such termination of this Agreement, a Company Acquisition Transaction (whether or not relating to such Company Acquisition Proposal) is consummated or a definitive agreement providing for a Company Acquisition Transaction (whether or not relating to such Company Acquisition Proposal) is executed (and is subsequently consummated), then the Company shall pay to Parent a non-refundable fee in the amount of $376,000,000 (such non-refundable fee being referred to as the “Company Termination Fee”) in cash; provided, however, that, for purposes of clause “(iii)” of this Section 8.3(b), all references to “15%” in the definition of “Company Acquisition Transaction” shall be deemed to be references to “51%.”

(c)            If: (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d) or Section 8.1(b) (at a time when either party was permitted to terminate this Agreement pursuant to Section 8.1(d)); (ii) at or prior to the time of the termination of this Agreement, a Parent Acquisition Proposal shall have been publicly disclosed, announced, commenced, submitted or made and such Parent Acquisition Proposal shall not have been publicly withdrawn at least 10 Business Days prior to the Parent Stockholders’ Meeting; and (iii) within 12 months after the date of such termination of this Agreement, a Parent Acquisition Transaction (whether or not relating to such Parent Acquisition Proposal) is consummated or a definitive agreement providing for a Parent Acquisition Transaction (whether or not relating to such Parent Acquisition Proposal) is executed (and is subsequently consummated), then Parent shall pay to the Company a non-refundable fee in the amount of $385,000,000(such non-refundable fee being referred to as the “Parent Termination Fee”) in cash; provided, however, that, for purposes of clause “(iii)” of this Section 8.3(c), all references to “15%” in the definition of “Parent Acquisition Transaction” shall be deemed to be references to “51%.”

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(d)            If this Agreement is terminated: (i) by the Company pursuant to Section 8.1(j) or (ii) by Parent pursuant to Section 8.1(k), then the Company shall pay to Parent the Company Termination Fee in cash.

(e)            If this Agreement is terminated: (i) by Parent pursuant to Section 8.1(k) or (ii) by the Company pursuant to Section 8.1(g), then Parent shall pay to the Company the Parent Termination Fee in cash.

(f)            If this Agreement is terminated by the Company pursuant to Section 8.1(l) and, following the delivery of the RemainCo Consent Withdrawal Notice or the initiation of the RemainCo Action, as applicable, and prior to such termination, Parent has delivered to the Company and RemainCo a valid Unqualified Transaction Tax Opinion that remains in full force and effect, then Parent shall pay to the Company the Parent Termination Fee; provided that no Parent Termination Fee shall be payable by Parent pursuant to this Section 8.3(f) if the RemainCo Consent Withdrawal Notice or the RemainCo Action results from a breach by the Company of the Company Representation Letter.

(g)            If this Agreement is terminated by the Company pursuant to Section 8.1(l) and Parent fails to deliver to the Company and RemainCo a valid Unqualified Transaction Tax Opinion that remains in full force and effect following the delivery of a RemainCo Consent Withdrawal Notice or the commencement of the RemainCo Action, as applicable, and prior to such termination, then Parent shall pay to the Company a non-refundable fee in the amount of $513,000,000 (such non-refundable fee being referred to as the “Parent RemainCo Consent Termination Fee”) in cash; provided that no Parent Termination Fee shall be payable by Parent pursuant to this Section 8.3(g) if the RemainCo Consent Withdrawal Notice or the RemainCo Action results from a breach of the Company Representation Letter.

(h)            Any Company Termination Fee required to be paid pursuant to Section 8.3(b) or any Parent Termination Fee required to be paid pursuant to Section 8.3(c) shall be paid by the party obligated to make such payment contemporaneously with the earlier to occur of the consummation of the Company Acquisition Transaction or Parent Acquisition Transaction, as applicable, contemplated by Section 8.3(b) or Section 8.3(c). Any Company Termination Fee required to be paid to Parent pursuant to Section 8.3(d) shall be paid by the Company (i) in the case of a termination of this Agreement by the Company, substantially concurrently with the time of such termination, and (ii) in the case of a termination of this Agreement by Parent, within two Business Days after such termination. Any Parent Termination Fee required to be paid to the Company pursuant to Section 8.3(e) shall be paid or made by Parent (A) in the case of a termination of this Agreement by Parent, substantially concurrently with the time of such termination, and (B) in the case of a termination of this Agreement by the Company, within two Business Days after such termination. Any Parent Termination Fee or Parent RemainCo Consent Termination Fee required to be paid to the Company pursuant to Section 8.3(f) or Section 8.3(f), shall be paid or made by Parent within ten Business Days after such termination.

(i)            Each of the parties acknowledges and agrees that in no event shall Parent or the Company be required to pay the Parent Termination Fee or the Company Termination Fee, as applicable, under this Section 8.3 on more than one occasion, whether or not such fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. Each of the parties acknowledges and agrees that (i) the covenants and obligations contained in this Section 8.3 are an integral part of the Contemplated Transactions, and that, without these covenants and obligations, the parties would not have entered into this Agreement, and (ii) the Company Termination Fee and the Parent Termination Fee are not penalties, but rather are liquidated damages in reasonable amounts that will compensate Parent or the Company, as the case may be, in the circumstances in which the applicable fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers, which amounts would otherwise be impossible to calculate with precision.

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(j)            If any party fails to pay when due any amount payable under this Section 8.3, then (i) such party shall reimburse the other party for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 8.3 and (ii) such party shall pay interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the sum of the Prime Rate in effect on the date such overdue amount was originally required to be paid.

(k)            Any fee or other amount payable pursuant to this Section 8.3 shall be paid free and clear of all deductions and withholdings.

Section 9.      Miscellaneous Provisions

9.1            Amendment. This Agreement may be amended by the Company and Parent at any time (whether before or after the adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stock Issuance by Parent’s stockholders); provided, however, that (a) after any such adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders and (b) after any such approval of the Parent Stock Issuance by Parent’s stockholders, no amendment shall be made which by law or any Nasdaq Rule requires further approval of Parent’s stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2            Waiver.

(a)            No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)            No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3            No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement shall survive the Mergers.

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9.4            Entire Agreement; Counterparts; Exchanges by Electronic Delivery. This Agreement (including all Exhibits hereto) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the provisions of the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with their terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms of this Agreement.

9.5            Applicable Law; Jurisdiction; Waiver of Jury Trial.

(a)            This Agreement, and any action, suit or other Legal Proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, regardless of the choice of laws principles of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies. In any action, suit or other Legal Proceeding between any of the parties arising out of or relating to this Agreement, any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chosen Court; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from the Chosen Court; and (iii) agrees that it will not bring any such action in any court other than the Chosen Court. Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 9.8 shall be effective service of process for any such action.

(b)            EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6            Disclosure Schedules. The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 2 and each other representation or warranty where it is readily apparent on its face from the substance of the matter disclosed that such information is intended to qualify such representation or warranty. The Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 3 and each other representation or warranty where it is readily apparent on its face from the substance of the matter disclosed that such information is intended to qualify another representation or warranty.

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9.7            Assignability; No Third-Party Beneficiaries.

(a)            This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the Company’s rights, interests or obligations hereunder may be assigned or delegated by the Company, in whole or in part, by operation of law or otherwise, without the prior written consent of Parent, and any attempted assignment or delegation of this Agreement or any of such rights, interests or obligations by the Company without Parent’s prior written consent shall be void and of no effect. Parent, Merger Sub One and Merger Sub Two may assign any or all of their respective rights or obligations under this Agreement, in whole or in part, (x) to any of the Financing Sources pursuant to the terms of the Debt Commitment Letter entered into in connection with the Debt Financing but solely to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement and its rights hereunder as collateral in respect of the Debt Financing and (y) to any Affiliate of Parent without obtaining the consent or approval of any other party hereto; provided, however, that such assignment will not (i) in any manner affect the Intended Tax Treatment or (ii) relieve Parent, Merger Sub One and Merger Sub Two of any of their respective obligations under this Agreement.

(b)            This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto, except that (i) from and after the Closing, (A) the holders of Company Common Stock as of the Closing shall be third-party beneficiaries of Section 1, (B) the Designated Directors shall be third-party beneficiaries of Section 1.5 and (C) the holders of Company Equity Awards as of the Closing shall be third-party beneficiaries of Section 5.3(h), (ii) the Company Indemnified Persons shall be third-party beneficiaries of Section 5.7 and (iii) the Financing Sources shall be third-party beneficiaries shall be third-party beneficiaries of Section 9.12. Notwithstanding anything to the contrary in this Agreement, prior to the Closing, in accordance with Section 261 of the DGCL, the Company shall have the right, on behalf of the holders of Company Common Stock and holders of Company Equity Awards (each of which are third-party beneficiaries of this Agreement to the extent required for this sentence to be enforceable), to pursue damages in accordance with this Agreement (which shall include any premium or benefit of the bargain lost by holders of Company Common Stock and holders of Company Equity Awards) in the event of a breach by Parent or Merger Subs of this Agreement, it being agreed that in no event shall any such holders of Company Common Stock or holder of Company Equity Awards be entitled to enforce any of their rights, or any of Parent’s or Merger Subs’ obligations, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right to do so as a representative for such holders of Company Common Stock and holders of Company Equity Awards (and upon receipt of any payments as a result thereof, the Company shall be entitled to retain the amount of such payments so received).

9.8            Notices. Each notice, request, demand or other communication under this Agreement shall be in writing and shall be deemed to have been duly given, delivered or made as follows: (a) if delivered by hand, when delivered; (b) if sent by registered, certified or first class mail, the third Business Day after being sent; (c) if sent via a national courier service, three Business Days after being delivered to such courier; and (d) if sent by email, when sent, provided that (i) the subject line of such email states that it is a notice delivered pursuant to this Agreement and (ii) the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):

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if to Parent, Merger Sub One or Merger Sub Two:

Solstice Advanced Materials Inc.
115 Tabor Rd
Morris Plains, NJ
Attention: Brian S. Rudick
Email: ***

Davis Polk & Wardwell LLP
1050 17th Street, NW

Washington, DC 20036
Attention: William J. Curtin, III

Email: william.curtin@davispolk.com

Hogan Lovells Cadwalader US LLP
390 Madison Avenue

New York, NY 10017
Attention: Peter Cohen-Millstein
Email: peter.cohen-millstein@hlc.com

Hogan Lovells Cadwalader US LLP
125 High Street

Boston, MA 02110
Attention: Bryan Lowrance
Email: bryan.lowrance@hlc.com

if to the Company:

Element Solutions Inc
500 South Point Drive, Suite 500
Miami Beach, FL 33139
Attention: Chief Executive Officer
Email: ***

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: James E. Langston

   Nickolas Bogdanovich
Email:        jlangston@paulweiss.com

  nbogdanovich@paulweiss.com

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9.9            Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision. In the event that the parties are unable to agree to such replacement, the parties agree that the court making the determination referred to above shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.

9.10            Remedies. The parties acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement required to be performed by any of the parties were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, in the event of any breach or threatened breach by any party of any covenant or obligation contained in this Agreement, any non-breaching party shall be entitled to obtain, without proof of actual damages (and in addition to any other remedy to which such non-breaching party may be entitled at law or in equity): (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. Each of the parties hereby waives any requirement for the securing or posting of any bond in connection with any such remedy.

9.11            Construction.

(a)            For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)            The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)            As used in this Agreement, the words “include,” “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” All references in this Agreement to “dollars” or “$” shall mean United States Dollars. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

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(d)            Unless otherwise indicated or the context otherwise requires: (i) any definition of or reference to any agreement, instrument or other document or any Legal Requirement in this Agreement shall be construed as referring to such agreement, instrument or other document or Legal Requirement as from time to time amended, supplemented or otherwise modified; (ii) any reference in this Agreement to any Person shall be construed to include such Person’s successors and assigns; (iii) all references to “Sections,” “Schedules” and “Exhibits” in this Agreement or in any Schedule or Exhibit to this Agreement are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement, respectively; (iv) the words “herein,” “hereof,” “hereunder” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement; and (v) any statute defined or referred to in this Agreement shall include all rules and regulations promulgated thereunder.

(e)            The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)            Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms set forth in Exhibit A.

9.12            Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties on behalf of itself and each of its Affiliates hereby: (a) agrees that any legal action (whether in law or in equity, whether in Contract or in tort or otherwise), involving the Financing Sources, arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, any Fee Letter, the Definitive Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each party irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such Subject Courts and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York, except as otherwise set forth in the Debt Commitment Letter, including with respect to (i) the interpretation of the definition of Material Adverse Effect on the Company (and whether or not a Material Adverse Effect on the Company has occurred), (ii) the determination of the accuracy of any “specified acquisition agreement representation” (as such term or similar term is defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Parent or any of its Affiliates has the right to terminate its or their obligations hereunder pursuant to Section 8.1(h) or decline to consummate the Closing as a result thereof pursuant to Section 6.1(a) and (iii) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall in each case be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction; (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in Contract or in tort or otherwise), against the Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court; (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal action in any such Subject Court; (d) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY LEGAL ACTION BROUGHT AGAINST THE FINANCING SOURCES IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER, THE DEFINITIVE DEBT FINANCING AGREEMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER; (e) agrees that none of the Financing Sources will have any liability to any of the Company, the Company’s Subsidiaries or their respective Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder or in respect of any oral representations made or alleged to be made in connection herewith or therewith (provided that nothing in this Section 9.12 shall limit the liability or obligations of the Financing Sources under the Debt Commitment Letter) and that none of the Company, the Company’s Subsidiaries or any of their respective Affiliates shall bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in Contract or in tort or otherwise and including any action for specific performance of any kind), against any of the Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Debt Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason; (g) agrees that service of process upon any party in any legal action involving any Financing Source shall be effective if notice is given in accordance with Section 9.8; (h) agrees that no Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature in connection with this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Debt Financing Agreements or any of the Transactions contemplated hereby or thereby or the performance of any services thereunder; (i) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 9.12 (or the definitions of any terms used in this Section 9.12); and (j) agrees that no amendment or waiver of Section 5.17, Section 9.7 or this Section 9.12 (or any other provision of this Agreement the amendment, modification or alteration of which has the effect of modifying such provisions) that is materially adverse to the Financing Sources, shall be effective without the prior written consent of such Financing Sources that are party to the Debt Commitment Letter. Notwithstanding anything contained herein to the contrary, nothing in this Section 9.12 shall in any way affect any party’s or any of their respective Affiliates’ rights and remedies under any binding agreement to which a Financing Source is a party, including the Debt Commitment Letter. This Section 9.12 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[Remainder of page intentionally left blank]

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The parties have caused this Agreement to be duly executed as of the date first above written.

SOLSTICE ADVANCED MATERIALS INC.

By:	/s/ David Sewell
Name: David Sewell
Title: President and Chief Executive Officer

SOLAR Merger Sub One INC.

By:	/s/ Brian Rudick
Name: Brian Rudick
Title: President

SOLAR MERGER SUB TWO LLC

By:	/s/ Brian Rudick
Name: Brian Rudick
Title: President

ELEMENT SOLUTIONS INC

By:	/s/ Ben Gliklich
Name: Ben Gliklich
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition and the Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person. The term “Affiliate” shall be deemed to include current and future “Affiliates.”

“Agreement” has the meaning assigned to such term in the preamble to the Agreement.

“Alternative Financing” has the meaning set forth in Section 5.17(c).

“Antitrust Laws” means the laws of any country relating to competition or antitrust that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Competition Act and the HSR Act.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

“Capital Markets Issuance” means any of the following, the use of proceeds of which are for the satisfaction of the payment obligations of Parent under this Agreement due at the Closing, including the payment of the Financing Uses: one or more offerings of debt, equity or equity-linked securities, which may consist of multiple tranches, registered under the Securities Act or offered in a private placement pursuant to an exemption from the registration requirements of the Securities Act.

“Chosen Court” means: (a) if the federal courts have exclusive jurisdiction over the matters at issue in any action, suit or other Legal Proceeding described in Section 9.5(a) of the Agreement, the United States District Court for the District of Delaware; or (b) if the federal courts do not have exclusive jurisdiction over the matters at issue in any action, suit or other Legal Proceeding described in Section 9.5(a) of the Agreement, the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; provided, however, that, in the case of this clause “(b)” only, if the Court of Chancery of the State of Delaware does not have jurisdiction over such matters, then the Chosen Court shall be deemed to be the Superior Court of the State of Delaware in and for New Castle County, Delaware.

“Closing” has the meaning assigned to such term in Section 1.3 of the Agreement.

“Closing Conditions Satisfaction Date” means the date on which the last to be satisfied or waived of the conditions set forth in Section 6 and Section 7 of the Agreement (other than the condition set forth in Section 6.5 and Section 7.5) is satisfied or waived.

“Closing Date” has the meaning assigned to such term in Section 1.3 of the Agreement.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the United States Internal Revenue Code of 1986, as amended.

A-1

“Company” has the meaning assigned to such term in the preamble to the Agreement.

“Company Acquisition Inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent or any of its Subsidiaries) that would reasonably be expected to lead to a Company Acquisition Proposal.

“Company Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by Parent or any of its Subsidiaries) contemplating any Company Acquisition Transaction.

“Company Acquisition Transaction” means any transaction or series of transactions (other than the Contemplated Transactions) involving:

(a)            any merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange, business combination, joint venture, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons (other than any Company Entity) directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding voting power of the Company (or instruments convertible into or exercisable or exchangeable for 15% or more of the voting power of the Company); or (ii) in which the Company issues securities representing 15% or more of the voting power of the Company (or instruments convertible into or exercisable or exchangeable for 15% or more of the voting power of the Company) to any Person or “group” of Persons (other than any Company Entity); or

(b)            any sale, lease, exchange, transfer, license, sublicense, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues or consolidated net income (measured based on the 12 full calendar months prior to the date of determination) or consolidated assets (measured based on fair market value as of the last day of the most recently completed calendar month) of the Company Entities.

“Company Associate” means any current or former employee, Contract Worker, advisor, officer, member of the board of directors or managers (or similar body) or other individual service provider of or to any of the Company Entities.

“Company Balance Sheet” means the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2025 included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

“Company Board of Directors” has the meaning assigned to such term in Section 1.5(d) of the Agreement.

“Company Board Recommendation” has the meaning assigned to such term in Section 5.2(d) of the Agreement.

“Company Change in Control Agreement” means any agreement entered into between the Company and a Company Associate pursuant to the Form of Change in Control Agreement of the Company.

A-2

“Company Collective Bargaining Agreement” means any collective bargaining agreement, works council, labor, voluntary recognition or similar agreement with respect to any Company Associate or other Contract with a labor organization, union, works council or similar entity representing any Company.

“Company Common Stock” means the common stock, $0.01 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which any of the Company Entities is a party; (b) by which any of the Company Entities or any Company IP or any other asset of any of the Company Entities is or may become bound or under which any of the Company Entities has, or may become subject to, any obligation; or (c) under which any of the Company Entities has or may acquire any right or interest.

“Company Contract Worker” means any independent contractor, consultant or service provider who is or was hired, retained, employed or used by any of the Company Entities and who is not: (a) classified by a Company Entity as an employee; or (b) compensated by a Company Entity through wages reported on a form W-2.

“Company Credit Facility” means that certain Credit Agreement, dated as of January 31, 2019, by and among the Company and MacDermid, Incorporated, as borrowers, the guarantors from time to time party thereto, the lenders and L/C issuers from time to time party thereto, Citibank, N.A., as administrative agent and collateral agent, and Credit Suisse Loan Funding LLC, as syndication agent, as amended, supplemented or otherwise modified from time to time.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.6 of the Agreement and has been delivered by the Company to Parent on the date of the Agreement.

“Company Employee Plan” means each Employee Plan maintained or contributed to or required to be contributed to by any of the Company Entities or any Affiliate of any Company Entity for the benefit of or relating to any current or former Company Associate of any Company Entity or any ERISA Affiliate of the Company Entities, or with respect to which any Company Entity has any current, or is reasonably likely to have any future, Liability, other than any such plan that is maintained by a Governmental Body.

“Company Entity” means: (a) the Company; (b) each Subsidiary of the Company; and (c) for purposes of Section 2 of the Agreement, each corporation or other Entity that has been merged into, that has been consolidated with or that otherwise is a predecessor to any of the Entities identified in clauses “(a)” and “(b)” above.

“Company Equity Award” means any Company Option, Company PSU or Company RSU.

“Company Equity Plans” means the Company’s Amended and Restated 2013 Incentive Compensation Plan and the Company’s 2024 Incentive Compensation Plan.

“Company ESPP” has the meaning assigned to such term in Section 2.3(b) of the Agreement.

A-3

“Company ESPP Rights” has the meaning assigned to such term in Section 5.5 of the Agreement.

“Company Indemnified Persons” has the meaning assigned to such term in Section 5.7(a) of the Agreement.

“Company Indenture” means that certain Indenture, dated as of August 18, 2020, among the Company, the guarantors party thereto and Computershare Trust Company, N.A., as trustee, governing the 3.875% Senior Notes due 2028, as amended, supplemented or otherwise modified from time to time.

“Company Intervening Event” means any material event, change, development, occurrence, effect or state of facts that (a) was not known or reasonably foreseeable, or the material consequences of which (or the magnitude thereof) were not known or reasonably foreseeable, in each case to the Company Board of Directors as of or prior to the date of this Agreement, which event, change, development, occurrence, effect or state of facts becomes known to or by the Company Board of Directors prior to the time the Required Company Stockholder Vote is obtained, and (b) does not relate to or involve any Company Acquisition Proposal.

“Company IP” means: all Intellectual Property and Intellectual Property Rights in which any of the Company Entities has (or purports to have) an ownership interest, in whole or in part.

“Company Measurement Price” means an amount equal to the volume weighted average trading price of a share of Company Common Stock on the Company Stock Exchange for the five consecutive trading days ending on the trading day immediately preceding the Closing Date.

“Company Notes” means the notes issued pursuant to the Company Indenture.

“Company Option” means an option to purchase shares of Company Common Stock from the Company (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Preferred Stock” has the meaning assigned to such term in Section 2.3(a) of the Agreement.

“Company Product” means any version, release or model of any product or service (including Software) that is currently being distributed, provided, licensed or sold by or on behalf of any Company Entity.

“Company PSU” means each restricted stock unit representing the right to vest in and be issued shares of Company Common Stock by the Company, whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested, which right vests, in part, based on achievement of performance targets.

“Company Recommendation Change Notice” has the meaning assigned to such term in Section 5.2(f) of the Agreement.

A-4

“Company Restricted Stock” means each share of Company Common Stock that is unvested or is subject to a repurchase option or obligation, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with the Company.

“Company RSU” means each restricted stock unit representing the right to vest in and be issued shares of Company Common Stock by the Company, whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested, which right vests solely based on continued service to the Company or a Company Entity.

“Company SEC Reports” has the meaning assigned to such term in Section 2.4(a) of the Agreement.

“Company Series A Preferred Stock” has the meaning assigned to such term in Section 2.3(a) of the Agreement.

“Company Significant Entities” means, collectively, the Company and each Significant Subsidiary of the Company.

“Company Specified Representations” means the representations and warranties of the Company contained in: (a) Sections 2.3(a), 2.3(b), 2.16, 2.17, 2.18, and 2.21 of the Agreement; and (b) clause “(a)” of Section 2.5 of the Agreement.

“Company Stock Certificate” has the meaning assigned to such term in Section 1.7 of the Agreement.

“Company Stock Exchange” means the New York Stock Exchange, but if the New York Stock Exchange is no longer the principal U.S. trading market for Company Common Stock, then “Company Stock Exchange” shall be deemed to mean the principal U.S. national securities exchange registered under the Exchange Act on which Company Common Stock is then traded.

“Company Stockholders’ Meeting” has the meaning assigned to such term in Section 5.2(a) of the Agreement.

“Company Superior Offer” means an unsolicited, bona fide, written offer by a third party concerning a Company Acquisition Transaction that: (a) was not obtained or made as a direct or indirect result of a breach of Section 4.4 or Section 5.2(b) of the Agreement; and (b) is on terms and conditions that the Company’s board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the Company’s outside legal counsel and the likelihood and timing of consummation of the transaction contemplated by such offer, to be more favorable from a financial point of view to the Company’s stockholders than the Mergers and the Contemplated Transactions.

“Company Termination Fee” has the meaning assigned to such term in Section 8.3(b) of the Agreement.

A “Company Triggering Event” shall be deemed to have occurred if the Company Board of Directors or any committee thereof shall have made a Company Board Recommendation Change.

A-5

“Company U.S. Collective Bargaining Agreement” means any Company Collective Bargaining Agreement under which a Company Entity employee who is located in the United States is covered.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of June 4, 2026, by and between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means all actions and transactions contemplated by the Agreement, including the Mergers.

“Continuation Period” has the meaning assigned to such term in Section 5.6(a) of the Agreement.

“Continuing Employee” has the meaning assigned to such term in Section 5.6(a) of the Agreement.

“Contract” means any written or legally binding oral agreement, contract, subcontract, lease, understanding, arrangement, settlement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking.

“Conversion Ratio” means an amount equal to the sum of (a) the Exchange Ratio, plus (b) the quotient obtained by dividing (i) the Per Share Cash Amount by (ii) the Parent Measurement Price.

“Credit Facility Payoff Amount” means the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations due and payable under and in connection with the Company Credit Facility as of the anticipated Closing Date.

“Debt Commitment Letter” means the debt commitment letter, dated as of the date hereof, between Parent and the Financing Sources party thereto, as modified, amended, supplemented, restated, assigned, substituted or replaced in compliance with Section 5.17, pursuant to which the financial institutions party thereto have agreed, subject to the terms thereof, to provide or cause to be provided the debt financing set forth therein for the purposes of financing the transactions contemplated hereby.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to or as contemplated by the Debt Commitment Letter.

“Debt Offers” has the meaning set forth in Section 5.18(c).

“Definitive Debt Financing Agreements” has the meaning set forth in Section 5.17(a).

“DGCL” has the meaning assigned to such term in the recitals to the Agreement.

“Disregarded Company Share” means each share of Company Common Stock that continues to be held by a Subsidiary of the Surviving Company or a Parent Entity following Closing in accordance with Section 1.6(a)(i) of the Agreement.

“Dissenting Company Shares” has the meaning assigned to such term in Section 1.10(a) of the Agreement.

A-6

“DOL” means the United States Department of Labor.

“Domain Name” means any or all of the following and all worldwide rights in, arising out of, or associated therewith: domain names, uniform resource locators, internet protocol addresses (including IP address subnets), social media accounts and names, social network IDs, usernames, user IDs and identification numbers, and other names and locators associated with the internet.

“DTC” has the meaning set forth in Section 1.9(a).

“EDGAR” has the meaning assigned to such term in Section 2 of the Agreement.

“Employee Plan” means: (a) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (b) any other employment, consulting, salary, bonus, commission, other remuneration, stock option, stock purchase or other equity-based award (whether payable in cash, securities or otherwise), benefit, incentive compensation, profit sharing, savings, pension, retirement (including early retirement and supplemental retirement), disability, insurance (including life and health insurance), vacation, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, redundancy, retention, change of control, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, and similar fringe, welfare or other employee benefit plan, program, agreement, Contract, policy or binding arrangement (whether or not in writing).

“Employment Law” means any applicable Legal Requirement with respect to employment and employment practices, including those relating to hiring, promotion, termination, terms and conditions of employment, wages, hours, wage statements, meal and break periods, labor relations, other labor-related matters or arising under labor relations laws, discrimination, equal pay, overtime, business expense reimbursements, labor relations, paid and unpaid leaves of absence, paid sick leave laws, work breaks, classification of workers (including exempt and independent contractor status), occupational health and safety, privacy, fair credit reporting, harassment, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, immigration, visa, work permits, workers’ compensation, affirmative action, federal contracting, benefits, child labor, working conditions, wrongful discharge or violation of personal rights, social benefits contributions, severance pay, WARN, leaves of absences and unemployment insurance.

“Encumbrance” means any lien (statutory or other), pledge or other deposit arrangement, hypothecation, charge, assessment, levy, assignment, mortgage, deed of trust, easement, encroachment, imperfection of title, title exception, title defect, title retention, right of possession, lease, tenancy license, security interest, arrangement or agreement, executory seizure, attachment, garnishment, encumbrance (including any exception, reservation or limitation, right of way, and the like), conditional sale, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” has the meaning assigned to such term in Section 8.1(b) of the Agreement.

A-7

“Enforceability Exceptions” means: (a) legal limitations on enforceability arising from applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally; (b) legal limitations on enforceability arising from rules of law governing specific performance, injunctive relief and other equitable remedies; and (c) legal limitations on the enforceability of provisions requiring indemnification against liabilities under securities laws in connection with the offering, sale or issuance of securities.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any Legal Requirement, including any Governmental Authorization required thereunder, relating to: (a) the protection, preservation or restoration of the environment (including air, water vapor, soil vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant or animal life, or any other natural resource); (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, distribution, sale, labeling, production, Release, disposal, remediation, mitigation, cleanup or removal of Hazardous Materials; or (c) the protection of human health or safety (to the extent relating to exposure to Hazardous Materials).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with any of the Company Entities within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning assigned to such term in Section 1.8 of the Agreement.

“Exchange Fund” has the meaning assigned to such term in Section 1.8 of the Agreement.

“Exchange Ratio” has the meaning assigned to such term in Section 1.6(a)(iv) of the Agreement.

“Existing D&O Policies” has the meaning assigned to such term in Section 5.7(b) of the Agreement.

“FDI Laws” means any foreign direct investment, national security, foreign ownership, or investment screening laws, regulations, rules, or orders of any jurisdiction that regulate, restrict, review, prohibit, or require notification, approval, consent, or clearance in connection with investments, acquisitions, or other transactions involving foreign persons or entities.

“Fee Letter” has the meaning assigned to such term in Section 3.19(a) of the Agreement.

“Final Exercise Date” has the meaning assigned to such term in Section 5.5 of the Agreement.

“Financial Information” has the meaning assigned to such term in Section 5.17(f) of the Agreement.

A-8

“Financing Sources” means each lender and each other Person (including each agent and arranger) that has committed to provide or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the transactions contemplated hereby, including any arranger, agent, lender, initial purchaser, underwriter or investor that is a party to any commitment letter (including the Debt Commitment Letter), engagement letter, joinder agreement, purchase agreement, indenture, credit agreement or other definitive agreement entered into pursuant thereto or relating thereto, together with each former, current and future Affiliate thereof and each former, current and future officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such lender, other Person or Affiliate or the heirs, executors, successors and assigns of any of the foregoing.

“Financing Uses” has the meaning set forth in Section 3.19(b).

“First Merger” has the meaning assigned to such term in the recitals to the Agreement.

“First Merger Effective Time” has the meaning assigned to such term in Section 1.4 of the Agreement.

“First Merger Surviving Corporation” has the meaning assigned to such term in Section 1.1(a) of the Agreement.

“Foreign Company Plan” means any: (a) Company Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside the United States; or (b) Company Employee Plan that covers or has covered any Company Associate whose services are or have been performed primarily outside of the United States.

“Foreign Parent Plan” means any: (a) Parent Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside the United States; or (b) Parent Employee Plan that covers or has covered any Parent Associate whose services are or have been performed primarily outside of the United States.

“Form of Change in Control Agreement of the Company” means the Company’s form of Change in Control Agreement, filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Mergers, as such registration statement may be amended prior to the time it is declared effective by the SEC.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authorization” means: (a) any permit, license, certificate, franchise, permission, variance, clearance, registration, identification number, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) any right under any Contract with any Governmental Body, and shall also include the expiration of the waiting period under the HSR Act and any required approval or clearance of any Governmental Body pursuant to any applicable foreign Legal Requirement relating to antitrust or competition matters or FDI Laws, including the Regulatory Approvals.

A-9

“Governmental Body” means: (a) any multinational or supranational body exercising legislative, judicial or regulatory powers; (b) any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) any federal, state, provincial, local, municipal, foreign or other government; (d) any instrumentality, subdivision, department, ministry, board, court, administrative agency or commission, or other governmental entity, authority or instrumentality or political subdivision thereof; or (e) any quasi-governmental, professional association or organization or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions or any stock exchange or self-regulatory organization.

“Hazardous Materials” means (a) any substance, material, chemical, element, compound, mixture, solution and/or waste listed, defined or otherwise regulated as “hazardous” or “toxic,” or as a “pollutant” or “contaminant,” or which can form the basis for Liability, under any Environmental Law and (b) petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, per- and polyfluoroalkyl substances, toxic mold, and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Information Privacy and Security Laws” means all applicable Legal Requirements relating to the Processing, privacy, or security of Personal Data.

“Intellectual Property” means any or all of the following: (a) inventions and discoveries (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, methods, processes, recipes, know-how, materials, formulas, molecules, compositions and chemistries, equipment, technical data and customer lists, and all documentation relating to any of the foregoing; (b) business, technical and know-how information, non-public information, confidential information, databases and data collections; (c) works of authorship (including Software (whether in source code, object code, firmware or other form)), interfaces, integrated circuits, photomasks, architectures, designs, diagrams, documentation, files, layouts, records, schematics, specifications, verilog files, netlists, emulation and simulation reports, IP cores, gate arrays, test vectors and hardware development tools; (d) URLs and websites; (e) logos and marks (including brand names, product names, and slogans); and (f) any other form of technology, whether or not embodied in any tangible medium.

“Intellectual Property Rights” means all Intellectual Property and proprietary rights, which may exist or be created under the Legal Requirements of any jurisdiction in the world, whether registered or unregistered, including and in and to the following types: (a) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, certificates of invention and statutory invention registrations, utility models, industrial designs, design registrations and design patents, continued prosecution applications, requests for continued examination, reexaminations, continuations and continuations-in-part thereof (“Patents”); (b) copyrights, and registrations and applications therefor, mask works, whether registered or not, and all other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated; (c) rights in industrial designs and any registrations and applications therefor; (d) trade names, service names, brand and business names, trade dress, slogans, all identifiers of source, fictitious business names (D/B/As), Domain Names, logos, trademarks and service marks, and all other designations of source or origin, in each case, together with all translations, annotations, derivations and combinations of any of the foregoing, including all goodwill therein, and any and all common law rights, registrations and applications therefor; (e) rights in trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), business, technical and know-how information, non-public information, and confidential information, including all source code, documentation, processes, technology, formulae, customer lists, business and marketing plans, inventions (whether or not patentable) and marketing information and rights to limit the use or disclosure thereof by any Person; and (f) any other proprietary rights in Intellectual Property or similar or equivalent rights to any of the foregoing.

A-10

“Intended Tax Treatment” has the meaning assigned to such term in Section 5.16(a) of the Agreement.

“In-the-Money Company Option” means a Company Option that is unexpired, unexercised and outstanding immediately prior to the Closing and has a per share exercise price for the Company Common Stock subject to such Company Option that is less than the Company Measurement Price.

“IRS” means the United States Internal Revenue Service.

“IT System” means any software, hardware, network or systems owned or controlled by any of the Company Entities, including any server, workstation, router, hub, switch, or data line.

“ITAR” means the International Traffic in Arms Regulations.

“Joint Proxy Statement/Prospectus” means the joint proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting and to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.

“Knowledge of the Company” shall mean the actual knowledge of the persons set forth on Part 9.11 of the Company Disclosure Schedule of such fact or other matter, and the knowledge such persons could obtain after reasonable inquiry of such persons’ direct reports.

“Knowledge of Parent” shall mean the actual knowledge of the persons set forth on Part 9.11 of the Parent Disclosure Schedules of such fact or other matter, and the knowledge such persons could obtain after reasonable inquiry of such persons’ direct reports.

“Leased Real Property” has the meaning assigned to such term in Section 2.6(b) of the Agreement.

“Leases” has the meaning assigned to such term in Section 2.6(b) of the Agreement.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, claim, complaint, demand, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

A-11

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Lien” means any mortgage, deed of trust, lien, pledge, charge, claim, hypothecation, option, right of first offer or refusal, security interest, lease, license, easement, right-of-way, title retention agreement or other similar encumbrance.

“LLCA” has the meaning assigned to such term in the recitals to the Agreement.

“Made Available” means, with respect to any information, document or material, that such information, document or material was (a) included in the Company SEC Reports or Parent SEC Reports, as applicable, publicly available on EDGAR at least one Business Day prior to the date of this Agreement, or (b) made available for review by Parent or the Company, as applicable, or their respective Representatives at least 24 hours prior to the execution of this Agreement in the virtual data room maintained by or on behalf of the Company or Parent, as applicable, in connection with the Mergers or otherwise delivered by email to Parent or the Company, as applicable, or their respective Representatives in connection with the receiving party’s due diligence review of the other party and its Subsidiaries.

“Material Adverse Effect on the Company” means any effect, change, development, event or circumstance that, considered individually or together with all other effects, changes, developments, events and circumstances, has had, or would reasonably be expected to have or result in, a material adverse effect on the business, financial condition or results of operations of the Company Entities, taken as a whole; provided, however, that, none of the following effects, changes, developments, events or circumstances shall be deemed, either alone or in combination, to constitute, or otherwise be taken into account in determining whether there has been, a Material Adverse Effect on the Company: (i) any change in economic or market conditions in the United States (including changes in interest rates or currency exchange rates) and that do not have a disproportionate effect on the Company Entities as compared to the other companies in the same industry (in which case only the incremental disproportionate effect may be deemed to constitute or otherwise taken into account in determining whether there has been a Material Adverse Effect on the Company); (ii) adverse economic conditions that generally affect the same industry of the Company Entities and that do not have a disproportionate effect on the Company Entities as compared to the other companies in the same industry (in which case only the incremental disproportionate effect may be deemed to constitute or otherwise taken into account in determining whether there has been a Material Adverse Effect on the Company); (iii) changes in the stock price, or trading volume of the Company Common Stock or the Company’s credit rating (it being understood, however, that the facts or circumstances giving rise to any such change in stock price, trading volume or credit rating may be taken into account in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur (provided that such facts and circumstances are not otherwise excluded pursuant to this definition)); (iv) the failure of the Company to meet internal or published projections, estimates, forecasts or predictions of earnings, revenues or other financial or operating metrics before, on or after the date of this Agreement (it being understood, however, that the facts or circumstances giving rise to any such failure may be taken into account in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur (provided that such facts and circumstances are not otherwise excluded pursuant to this definition)); (v) changes that are effected after the date of the Agreement in Legal Requirements or other legal or regulatory conditions, or changes that are effected after the date of the Agreement in GAAP or other accounting standards (or the interpretation thereof), that, in each case, do not have a disproportionate effect on the Company Entities as compared to the other companies in the same industry (in which case only the incremental disproportionate effect may be deemed to constitute or otherwise taken into account in determining whether there has been a Material Adverse Effect on the Company); (vi) changes that occur after the date of the Agreement in political or geopolitical conditions (including any government shutdown or sequester), or acts of war, sabotage, hostilities or terrorism that occur (or, in each case, any worsening or escalation of any such conditions threatened or existing on the date of this Agreement), that, in each case, do not have a disproportionate effect on the Company Entities as compared to the other companies in the same industry in which case only the incremental disproportionate effect may be deemed to constitute or otherwise taken into account in determining whether there has been a Material Adverse Effect; (vii) any hurricane, tornado, flood, earthquake, or other natural or man-made disaster or act of God, or any epidemic, pandemic, disease outbreak or other public health event that occurs after the date of the Agreement (or, in each case, any worsening or escalation of any such conditions threatened or existing on the date of this Agreement) and that does not have a disproportionate effect on the Company Entities as compared to the other companies in the same industry; (viii) the imposition or modification after the date of the Agreement of any tariffs, trade restrictions or other duties, or any changes in trade policies (or, in each case, any worsening or escalation of any such conditions threatened or existing on the date of this Agreement) that do not have a disproportionate effect on the Company Entities as compared to the other companies in the same industry (in which case only the incremental disproportionate effect may be deemed to constitute or otherwise taken into account in determining whether there has been a Material Adverse Effect on the Company); (ix) the announcement or pendency of the Agreement or any of the Contemplated Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company Entities with customers, suppliers, distributors, other business partners or employees (provided that this clause “(ix)” shall not apply to any representation or warranty the purpose of which is to address the consequences of the announcement, pendency or consummation of the Contemplated Transactions); (x) any litigation relating to or arising out of this Agreement or the Contemplated Transactions, including stockholder class action or derivative litigation commenced against the Company after the date of the Agreement and arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of the Agreement or from allegations of false or misleading public disclosure by the Company with respect to the Agreement or the Contemplated Transactions; or (xi) any cyber-terrorism, cyber-attack, or ransomware attack.

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“Material Adverse Effect on Parent” means any effect, change, development, event or circumstance that, considered individually or together with all other effects, changes, developments, events and circumstances, has had or resulted in, or would reasonably be expected to have or result in, a material adverse effect on the business, financial condition, results of operations of the Parent Entities, taken as a whole; provided, however, that, none of the following effects, changes, developments, events or circumstances occurring after the date of the Agreement shall be deemed, either alone or in combination, to constitute, or otherwise be taken into account in determining whether there has been, a Material Adverse Effect on Parent: (i) any change in economic or market conditions (including changes in interest rates or currency exchange rates) and that do not have a disproportionate effect on the Parent Entities as compared to the other companies in the same industry (in which case only the incremental disproportionate effect may be deemed to constitute or otherwise taken into account in determining whether there has been a Material Adverse Effect on Parent); (ii) adverse economic conditions that generally affect the same industry of the Parent Entities and that do not have a disproportionate effect on the Parent Entities as compared to the other companies in the same industry (in which case only the incremental disproportionate effect may be deemed to constitute or otherwise taken into account in determining whether there has been a Material Adverse Effect); (iii) changes in the stock price, or trading volume of the Parent Common Stock or Parent’s credit rating (it being understood, however, that the facts or circumstances giving rise to any such change in stock price, trading volume or credit rating may be taken into account in determining whether a Material Adverse Effect on Parent has occurred or would reasonably be expected to occur (provided that such facts and circumstances are not otherwise excluded pursuant to this definition)); (iv) the failure of Parent to meet internal or published projections, estimates, forecasts or predictions of earnings, revenues or other financial or operating metrics before, on or after the date of this Agreement (it being understood, however, that the facts or circumstances giving rise to any such failure may be taken into account in determining whether a Material Adverse Effect on Parent has occurred or would reasonably be expected to occur (provided that such facts and circumstances are not otherwise excluded pursuant to this definition)); (v) changes that are effected after the date of the Agreement in Legal Requirements or other legal or regulatory conditions, or changes that are effected after the date of the Agreement in GAAP or other accounting standards (or the interpretation thereof), that, in each case, do not have a disproportionate effect on the Parent Entities as compared to the other companies in the same industry (in which case only the incremental disproportionate effect may be deemed to constitute or otherwise taken into account in determining whether there has been a Material Adverse Effect on Parent); (vi) changes that occur after the date of the Agreement in political or geopolitical conditions (including any government shutdown or sequester), or acts of war, sabotage, hostilities or terrorism that occur (or, in each case, any worsening or escalation of any such conditions threatened or existing on the date of this Agreement), that, in each case, do not have a disproportionate effect on the Parent Entities as compared to the other companies in the same industry in which case only the incremental disproportionate effect may be deemed to constitute or otherwise taken into account in determining whether there has been a Material Adverse Effect on Parent; (vii) any hurricane, tornado, flood, earthquake, or other natural or man-made disaster or act of God, or any epidemic, pandemic, disease outbreak or other public health event that occurs after the date of the Agreement (or, in each case, any worsening or escalation of any such conditions threatened or existing on the date of this Agreement) and that does not have a disproportionate effect on the Parent Entities as compared to the other companies in the same industry; (viii) the imposition or modification after the date of the Agreement of any tariffs, trade restrictions or other duties, or any changes in trade policies (or, in each case, any worsening or escalation of any such conditions threatened or existing on the date of this Agreement) that do not have a disproportionate effect on the Parent Entities as compared to the other companies in the same industry (in which case only the incremental disproportionate effect may be deemed to constitute or otherwise taken into account in determining whether there has been a Material Adverse Effect on Parent); (ix) the announcement or pendency of the Agreement or any of the Contemplated Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Parent Entities with customers, suppliers, distributors, other business partners or employees (provided that this clause “(ix)” shall not apply to any representation or warranty the purpose of which is to address the consequences of the announcement, pendency or consummation of the Contemplated Transactions); (x) any litigation relating to or arising out of this Agreement or the Contemplated Transactions, including stockholder class action or derivative litigation commenced against Parent after the date of the Agreement and arising from allegations of breach of fiduciary duty of Parent’s directors relating to their approval of the Agreement or from allegations of false or misleading public disclosure by Parent with respect to the Agreement or the Contemplated Transactions; or (xi) any cyber-terrorism, cyber-attack, or ransomware attack.

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“Material Contract” has the meaning assigned to such term in Section 2.8(a) of the Agreement.

“Maximum Premium” has the meaning assigned to such term in Section 5.7(b) of the Agreement.

“Merger Consideration” means, in exchange for shares of Company Common Stock held by a holder who does not perfect his, her or its appraisal rights under the DGCL: (a) the shares of Parent Common Stock and the cash consideration such holder is entitled to receive pursuant to Section 1.6(a)(iv) of the Agreement; and (b) any dividends, dividend equivalent rights or other distributions such holder is entitled to receive pursuant to Section 1.9(b) of the Agreement.

“Merger Sub One” has the meaning assigned to such term in the preamble to the Agreement.

“Merger Sub Two” has the meaning assigned to such term in the preamble to the Agreement.

“Merger Subs” means, collectively, Merger Sub One and Merger Sub Two.

“Mergers” has the meaning assigned to such term in the recitals to the Agreement.

“Nasdaq” means the Nasdaq Global Select Market, but if the Nasdaq Global Select Market is no longer the principal U.S. trading market for the Parent Common Stock then “Nasdaq” shall be deemed to mean the principal U.S. national securities exchange registered under the Exchange Act on which the Parent Common Stock is then traded.

“Nasdaq Rules” means the rules and regulations of Nasdaq.

“New Debt Commitment Letter” has the meaning assigned to such term in Section 5.17(c) of the Agreement.

“New Plans” has the meaning assigned to such term in Section 5.6(b) of the Agreement.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Offering Documents” means registration statements, prospectuses, private placement memoranda, offering memoranda, information memoranda, lender and investor presentations and any other marketing materials, offering documents and presentations, in each case, issued by the Parent.

“Old Plans” has the meaning assigned to such term in Section 5.6(b) of the Agreement.

“Order” means any order, writ, injunction, judgment or decree.

“Out-of-the-Money Company Option” means a Company Option that is unexpired, unexercised and outstanding immediately prior to the Closing and has a per share exercise price for the Company Common Stock subject to such Company Option that is greater than the Company Measurement Price.

“Owned Real Property” has the meaning assigned to such term in Section 2.6(a) of the Agreement.

“Parent” has the meaning assigned to such term in the preamble to the Agreement.

“Parent Acquisition Inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company or any of its Subsidiaries) that would reasonably be expected to lead to a Parent Acquisition Proposal.

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“Parent Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by the Company or any of its Subsidiaries) contemplating any Parent Acquisition Transaction.

“Parent Acquisition Transaction” means any transaction or series of transactions (other than the Contemplated Transactions) involving:

(a)	any merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange, business combination, joint venture, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons (other than any Parent Entity) directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding voting power of Parent (or instruments convertible into or exercisable or exchangeable for 15% or more of the voting power of Parent); or (ii) in which Parent issues securities representing 15% or more of the voting power of Parent (or instruments convertible into or exercisable or exchangeable for 15% or more of the voting power of Parent) to any Person or “group” of Persons (other than any Parent Entity); or

(b)	any sale, lease, exchange, transfer, license, sublicense, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues or consolidated net income (measured based on the 12 full calendar months prior to the date of determination) or consolidated assets (measured based on fair market value as of the last day of the most recently completed calendar month) of the Parent Entities.

“Parent Associate” means any current or former employee, Parent Contract Worker, advisor, officer, member of the board of directors or managers (or similar body) or other individual service provider of or to any of the Parent Entities.

“Parent Balance Sheet” means the audited consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2025 included in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

“Parent Board of Directors” has the meaning assigned to such term in Section 1.5(d) of the Agreement.

“Parent Board Recommendation” has the meaning assigned to such term in Section 5.3(d) of the Agreement.

“Parent Collective Bargaining Agreement” means any collective bargaining agreement, works council, labor, voluntary recognition or similar agreement with respect to any Parent Associate or other Contract with a labor organization, union, works council or similar entity representing any Parent Associate.

“Parent Common Stock” means the common stock, $0.01 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which any of the Parent Entities is a party; (b) by which any of the Parent Entities or any Parent IP or any other asset of any of the Parent Entities is or may become bound or under which any of the Parent Entities has, or may become subject to, any obligation; or (c) under which any of the Parent Entities has or may acquire any right or interest.

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“Parent Contract Worker” means any independent contractor, consultant or service provider who is or was hired, retained, employed or used by any of the Parent Entities and who is not: (a) classified by a Parent Entity as an employee; or (b) compensated by a Parent Entity through wages reported on a form W-2.

“Parent Disclosure Schedule” means the disclosure schedule that has been prepared by Parent in accordance with the requirements of Section 9.6 of the Agreement and has been delivered by Parent to the Company on the date of the Agreement.

“Parent Employee Plan” means each Employee Plan maintained or contributed to or required to be contributed to by any of the Parent Entities or any Affiliate of any Parent Entity for the benefit of or relating to any current or former Parent Associate of any Parent Entity or any ERISA Affiliate of the Parent Entities, or with respect to which any Parent Entity has any current, or is reasonably likely to have any future, Liability, other than any such plan that is maintained by a Governmental Body.

“Parent Entity” means Parent or any Subsidiary of Parent.

“Parent Equity Award” means any Parent Option, Parent PSU or Parent RSU.

“Parent Equity Plans” means 2025 Stock Incentive Plan of Solstice Advanced Materials Inc. and its Affiliates.

“Parent Intervening Event” means any material event, change, development, occurrence, effect or state of facts that (a) was not known or reasonably foreseeable, or the material consequences of which (or the magnitude thereof) were not known or reasonably foreseeable, in each case to the Parent Board of Directors as of or prior to the date of this Agreement, which event, change, development, occurrence, effect or state of facts becomes known to or by the Parent Board of Directors prior to the time the Required Parent Stockholder Vote is obtained, and (b) does not relate to or involve any Parent Acquisition Proposal.

“Parent IP” means: all Intellectual Property and Intellectual Property Rights in which any of the Parent Entities has (or purports to have) an ownership interest, in whole or in part.

“Parent Option” means an option to purchase Parent Common Stock from Parent (whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Parent Owned Real Property” has the meaning assigned to such term in Section 3.6(a) of the Agreement.

“Parent Leased Real Property” has the meaning assigned to such term in Section 3.6(b) of the Agreement.

“Parent Leases” has the meaning assigned to such term in Section 3.6(b) of the Agreement.

“Parent Measurement Price” means an amount equal to the volume weighted average trading price, rounded to the nearest one tenth of a cent, of a share of Parent Common Stock on the Parent Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the five consecutive trading days ending on the trading day immediately preceding the Closing Date.

A-16

“Parent Preferred Stock” has the meaning assigned to such term in Section 3.3(a) of the Agreement.

“Parent Product” means any version, release or model of any product or service (including Software) that is currently being distributed, provided, licensed or sold by or on behalf of any Parent Entity.

“Parent PSU” means a restricted stock unit representing the right to vest in and be issued Parent Common Stock by Parent, whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested, which right vests based on achievement of performance targets, including performance targets related to the price of Parent Common Stock on a relative or absolute basis.

“Parent RSU” means a restricted stock unit representing the right to vest in and be issued Parent Common Stock by Parent, whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested, which right vests solely based on continued service to Parent or an Affiliate of Parent, including units that settle on a deferred basis.

“Parent SEC Reports” has the meaning assigned to such term in Section 3.4 of the Agreement.

“Parent Significant Entities” means, collectively, Parent and each Significant Subsidiary of Parent.

“Parent Specified Representations” means the representations and warranties of Parent contained in: (a) Sections 3.3(a), 3.3(b) and 3.3(d) the Agreement; and (b) clause “(a)” of Section 3.4(a) of the Agreement.

“Parent Stock Exchange” means Nasdaq, but if Nasdaq is no longer the principal U.S. trading market for Parent Common Stock, then “Parent Stock Exchange” shall be deemed to mean the principal U.S. national securities exchange registered under the Exchange Act on which Parent Common Stock is then traded.

“Parent Stock Issuance” has the meaning set forth in Section 5.3(a) of the Agreement.

“Parent Stock Issuance Proposal” has the meaning set forth in Section 5.3(a) of the Agreement.

“Parent Stockholders’ Meeting” has the meaning assigned to such term in Section 5.3(a) of the Agreement.

“Parent Superior Offer” means an unsolicited, bona fide, written offer by a third party concerning a Parent Acquisition Transaction that: (a) was not obtained or made as a direct or indirect result of a breach of Section 4.4 or Section 5.3(b) of the Agreement; and (b) is on terms and conditions that the Parent Board of Directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and Parent’s outside legal counsel and the likelihood and timing of consummation of the transaction contemplated by such offer, to be more favorable from a financial point of view to Parent’s stockholders than the Mergers and the Contemplated Transactions.

A-17

“Parent Termination Fee” has the meaning assigned to such term in Section 8.3(c) of the Agreement.

A “Parent Triggering Event” shall be deemed to have occurred if the Parent Board of Directors or any committee thereof shall have made a Parent Board Recommendation Change.

“Parent U.S. Collective Bargaining Agreement” means any Parent Collective Bargaining Agreement under which a Parent Entity employee who is located in the United States is covered.

“Payoff Letters” has the meaning assigned to such term in Section 5.18(a) of the Agreement.

“Per Share Cash Amount” has the meaning assigned to such term in Section 1.6(a)(iv) of the Agreement.

“Permitted Encumbrance” means any of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which no Company Entity is subject to civil or criminal liability due to its existence: (a) liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP; (b) Encumbrances imposed by Legal Requirements, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business; (c) pledges or deposits arising in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) minor liens or Encumbrances that have arisen in the ordinary course of business and that do not, individually or in the aggregate, materially adversely affect the use of such property for its current and anticipated purposes; (e) zoning, entitlement, building codes and other land use Legal Requirements imposed by any Governmental Body that are not violated in any material respect by the current use or occupancy of the applicable real property; (f) easements and rights relating to the construction and maintenance of public utilities on, under or above the applicable real property; (g) any state of facts that an accurate survey or inspection of the applicable real property would disclose that do not materially impair the continued use thereof; (h) title exceptions disclosed by any title insurance commitment or policy delivered or made available to Parent prior to the date of this Agreement; (i) statutory liens in favor of lessors arising in connection with any property leased to any Company Entity; (j) non-exclusive licenses granted in the ordinary course of business; (k) liens and Encumbrances which are imposed on the underlying fee or other interest of the Leased Real Property; (l) Encumbrances arising under the Company Credit Facility or the Parent credit facilities; and (m) other defects, irregularities, easements, servitudes, restrictions and similar Encumbrances that, individually or in the aggregate, do not, and would not reasonably be expected to, materially interfere with the use thereof as currently conducted.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means: (a) any information that identifies, or in combination with other information may reasonably identify, is linked to, or relates to an individual; and (b) any data that is defined as “personal data,” “personal information,” “personally identifiable information,” or any equivalent term under Information Privacy and Security Laws.

“Pre-Closing Period” has the meaning assigned to such term in Section 1.6(c) of the Agreement.

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“Prime Rate” means the rate of interest quoted in the print edition of The Wall Street Journal, “Money Rates” section, as the prime rate, as in effect from time to time.

“Processed” or “Processing” means the storage, collection, creation, access, copy, processing, transfer, transmission, use, recording, erasure or disclosure, or any actions that are otherwise defined as ‘processed’ or ‘processing’ under applicable Information Privacy and Security Laws.

“Prohibited Modification” has the meaning set forth in Section 5.17(b).

“Registered IP” means all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Body or Domain Name registrar, including all Patents, registered copyrights, registered mask works, registered trademarks, Domain Names and all applications for any of the foregoing.

“Regulatory Approvals” means the applicable foreign Antitrust Laws or regulations, FDI Laws or other Legal Requirements set forth on Part 6.7 of the Company Disclosure Schedule.

“Release” means any actual or threatened release, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal or migration of Hazardous Materials from any source into, through or upon the indoor or outdoor environment.

“RemainCo” has the meaning ascribed to such term in the Tax Matters Agreement.

“RemainCo Consent” means the consent in writing of RemainCo pursuant to Section 4.04(a) of the Tax Matters Agreement, attached hereto (without exhibits) as Exhibit G.

“Remedial Action” has the meaning set forth in Section 5.8(e).

“Representatives” means directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

“Requesting Authority” means any U.S. Governmental Body, other than the Federal Trade Commission or the Department of Justice, that, at any time during the Pre-Closing Period, requests, asserts or attempts to assert jurisdiction over, or requests, requires or attempts to require from any of the parties to the Agreement a filing or submission relating to, the Mergers or any of the other Contemplated Transactions.

“Required Company Stockholder Vote” has the meaning assigned to such term in Section 2.18 of the Agreement.

“Required Financial Information” means all GAAP audited financial statements and related audit reports and GAAP unaudited quarterly interim financial statements of the Company and its consolidated Subsidiaries of the type and form and for the historical periods that would be required by and complies in all material respects with Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of debt, equity or equity-linked securities on a registration statement on Form S-3 under the Securities Act in order for Parent to consummate the offerings of debt, equity or equity-linked securities contemplated by the Debt Financing or any Alternative Financing (or any replacement, amended, modified, alternative or substitute financing permitted by Section 5.17), which, in the case of unaudited quarterly interim financial statements, will have been reviewed by the Company’s independent registered public accounting firm as provided in AS Section 4105, Reviews of Interim Financial Information).

A-19

“Required Parent Stockholder Vote” means the affirmative vote of a majority of the votes cast by the holders of the shares of Parent Common Stock present in person or represented by proxy at the Parent Stockholders’ Meeting.

“Restricted Party” means (a) any Person included on one or more of the Restricted Party Lists, (b) any Person owned 50% or more (directly or indirectly, individually or in the aggregate) by, controlled by, or acting on behalf of a Person included on one or more of the Restricted Party Lists, (c) any Person that constitutes, or is owned or controlled by, any Sanctioned Country government or the Government of Venezuela or (d) a Person ordinarily resident in or an entity that is located in or organized under the laws of a Sanctioned Country.

“Restricted Party Lists” means the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identifications List, the Non-SDN Menu-Based Sanctions List, and any other list administered by OFAC, the Denied Persons List, the Entity List, the Military End User List, and the Unverified List, all administered by the U.S. Department of Commerce; and similar lists of restricted parties maintained by other applicable Governmental Bodies.

“Sanctioned Country” means any country or geographic region, which is currently or has since April 24, 2019 been itself the subject or target of U.S. comprehensive territorial sanctions, including Cuba, Iran, North Korea and Syria (until July 1, 2025), the Crimea region and, since February 22, 2022, the self-proclaimed Donetsk Peoples’ Republic and Luhansk Peoples’ Republic.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Second Merger” has the meaning assigned to such term in the recitals to the Agreement.

“Second Merger Effective Time” has the meaning assigned to such term in Section 1.4 of the Agreement.

“Section 409A” has the meaning assigned to such term in Section 2.3(b) of the Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” has the meaning set forth in Rule 1-02(w) of Regulation S-X promulgated pursuant to the Exchange Act; provided that the following entities shall not be “Significant Subsidiaries”: Honeywell Sinochem Lantian New Materials Co., Ltd., Quimobasicos, S.A. de C.V. and Asahi-Schwebel (Taiwan) Co., Ltd

“Software” means, collectively, computer software (including drivers), computer programs (including any and all software implementation of algorithms, models and methodologies whether in source code or object code), assemblers, applets, compilers, libraries, applications, utilities, diagnostics and embedded systems, databases and computations (including any data and collections of data), firmware and other code incorporated or embodied in hardware devices, data files, source code and object codes, tools, and user interfaces, each of the foregoing in any form or format, and manuals and other specifications and documentation (including user manuals and training materials) and all know-how relating thereto.

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“Solvent” has the meaning assigned to such term in Section 3.20 of the Agreement.

“Specified Governmental Body” means any Governmental Body that has jurisdiction over: (a) the Company, Parent, Merger Sub One, Merger Sub Two or any of their respective Significant Subsidiaries; (b) any business or asset of any Company Entity that is material to the Company Entities, taken as a whole; or (c) any business or asset of any Parent Entity that is material to the Parent Entities, taken as a whole.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.

“Surviving Company” has the meaning assigned to such term in Section 1.1 of the Agreement.

“Tail Policy Purchaser” has the meaning assigned to such term in Section 5.7(b) of the Agreement.

“Takeover Statute” has the meaning assigned to such term in Section 2.17 of the Agreement.

“Tax” means any federal, state, local, foreign or other tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Matters Agreement” means the Tax Matters Agreement, dated as of October 30, 2025, by and between RemainCo and Parent.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Transaction Taxes” has the meaning ascribed to such term in the Tax Matters Agreement.

“Trade Control Laws” means all export control, encryption control, economic sanctions, import, customs and anti-boycott laws, regulations and executive orders, as well as any licenses or authorizations issued thereunder, of the United States and any other comparable and applicable Legal Requirements of relevant jurisdictions outside the United States, specifically including but not limited to: (a) the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce; (b) the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State; (c) the International Emergency Economic Powers Act (“IEEPA”), the Trading with the Enemy Act (“TWEA”), and sanctions, embargoes and restrictions administered by OFAC; (d) the Foreign Trade Regulations administered by the U.S. Department of Commerce’s Bureau of Census; (e) the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of Treasury; and (f) all customs and import laws administered by the U.S. Department of Homeland Security’s Customs and Border Protection (“CBP”), including the Uyghur Forced Labor Prevention Act.

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“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“Uncertificated Company Share” has the meaning assigned to such term in Section 1.7 of the Agreement.

“Unqualified Transaction Tax Opinion” means (i) the unqualified “will” opinion of Hogan Lovells Cadwalader US LLP delivered to RemainCo and attached to the RemainCo Consent or (ii) if such opinion has been withdrawn, amended or modified or otherwise is no longer valid, an Unqualified Tax Opinion (as defined in the Tax Matters Agreement) confirming that the Mergers will not cause RemainCo to recognize gain under Section 355(e) of the Code with respect to the Distribution (as defined in the Tax Matters Agreement).

“Voting and Support Agreement” has the meaning assigned to such term in the recitals of the Agreement.

“WARN” means, collectively, the WARN Act and all similar foreign, state, or local “mass layoff,” “relocation,” “plant closing” or “termination” Legal Requirements.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

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